Exhibit 99.2

Redacted Version

Certain identified information in this agreement, as indicated in several places, has been excluded because it is both (1) not material and (2) is the type that the registrant treats as private or confidential.

Execution Copy

BUSINESS COMBINATION AGREEMENT

between

WHITECAP RESOURCES INC.

and

VEREN INC.

March 9, 2025

TABLE OF CONTENTS

Article 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Interpretation Not Affected by Headings, etc.	15
1.3	Number, etc.	15
1.4	Date for Any Action	15
1.5	Entire Agreement	16
1.6	Currency	16
1.7	Accounting Matters	16
1.8	Disclosure in Writing	16
1.9	References to Legislation	16
1.10	Knowledge	16
1.11	No Strict Construction	16
1.12	Schedules	16

Article 2 THE BUSINESS COMBINATION AND MEETINGS		17

2.1	Plan of Arrangement	17
2.2	Veren Board Recommendation	18
2.3	Whitecap Board Recommendation	18
2.4	Circular and Meetings	19
2.5	Court Proceedings	21
2.6	Effective Date	21
2.7	Payment of Consideration	22
2.8	Board of Directors and Senior Management of Whitecap upon completion of the Business Combination	22
2.9	Employee and Director Matters	22
2.10	Treatment of Veren Incentives	23
2.11	Treatment of Whitecap Incentives	27
2.12	Applicable U.S. Securities Laws	27
2.13	Income Tax Matters and Withholdings Obligations	27

Article 3 COVENANTS AND ADDITIONAL AGREEMENTS		28

3.1	Conduct of Business of Whitecap	28
3.2	Conduct of Business of Veren	31
3.3	Mutual Covenants Regarding the Business Combination	33
3.4	Additional Covenants of Whitecap	36
3.5	Additional Covenants of Veren	37
3.6	Key Regulatory Approval	38
3.7	Financings	39
3.8	Financing Assistance	41
3.9	Debt Financing Sources	43

Article 4 REPRESENTATIONS AND WARRANTIES OF Whitecap		43

4.1	Representations and Warranties of Whitecap	43
4.2	Investigation	44
4.3	Disclaimer	44
4.4	Survival of Representations and Warranties	44

Article 5 REPRESENTATIONS AND WARRANTIES OF Veren		44

5.1	Representations and Warranties of Veren	44
5.2	Investigation	44
5.3	Disclaimer	44
5.4	Survival of Representations and Warranties	44

i

Article 6 CONDITIONS PRECEDENT		44

6.1	Mutual Conditions Precedent	44
6.2	Additional Conditions to Obligations of Whitecap	45
6.3	Additional Conditions to Obligations of Veren	46
6.4	Notice and Cure Provisions	47
6.5	Merger of Conditions	48

Article 7 ADDITIONAL AGREEMENTS		48

7.1	Covenants Regarding Non-Solicitation	48
7.2	Whitecap Disposition of Rights	52
7.3	Veren Disposition of Rights	53
7.4	Quantum of Termination Amounts and Specific Performance	54
7.5	Fees and Expenses	54
7.6	Access to Information; Confidentiality	54
7.7	Insurance and Indemnification	55
7.8	Financial Advisors	56
7.9	Privacy Issues	56

Article 8 AMENDMENT		57

8.1	Amendment	57

Article 9 TERMINATION		58

9.1	Termination	58
9.2	Notice and Effect of Termination	59
9.3	Waiver	59

Article 10 NOTICES		59

10.1	Notices	59

Article 11 GENERAL		60

11.1	Binding Effect	60
11.2	Assignment	60
11.3	Disclosure	60
11.4	Severability	61
11.5	Further Assurances	61
11.6	Time of Essence	61
11.7	Governing Law	61
11.8	Specific Performance	61
11.9	Third Party Beneficiaries	62
11.10	Counterparts	62

SCHEDULES

SCHEDULE “A”	-	Plan of Arrangement
SCHEDULE “B”	-	Form of Veren Transaction Resolution
SCHEDULE “C”	-	Form of Share Issuance Resolution
SCHEDULE “D”	-	Representations and Warranties of Whitecap
SCHEDULE “E”	-	Representations and Warranties of Veren
SCHEDULE “F”	-	Form of Veren Option Exercise or Surrender Agreement
SCHEDULE “G”	-	Form of Veren PSU Consent Agreement

ii

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT dated the 9th day of March, 2025

BETWEEN:

Whitecap RESOURCES INC., a corporation existing under the laws of the Province of Alberta (“Whitecap”)

- and -

VEREN INC., a corporation existing under the laws of the Province of Alberta (“Veren”)

WHEREAS Whitecap and Veren wish to complete a transaction involving the acquisition by Whitecap of all the issued and outstanding Veren Shares in exchange for Whitecap Shares, all in accordance with the terms set out herein;

AND WHEREAS Whitecap and Veren wish to carry out the transactions contemplated by this Agreement by way of a plan of arrangement of Veren under the provisions of the ABCA;

AND WHEREAS the Whitecap Board and the Veren Board have determined that it would be in the best interests of Whitecap and Veren, respectively, to enter into this Agreement and to complete the transactions contemplated herein;

AND WHEREAS concurrently with the execution of this Agreement, Whitecap has entered into the Veren Support Agreements with the Supporting Veren Shareholders and Veren has entered into the Whitecap Support Agreements with the Supporting Whitecap Shareholders;

AND WHEREAS concurrently with the execution of this Agreement, (i) certain holders of Veren Options holding not less than 66 2/3% of the outstanding Veren Options have entered into Veren Option Exercise or Surrender Agreements and/or Veren Support Agreements that evidence their approval and support of the Business Combination; and (ii) certain holders of Veren PSUs holding not less than 66 2/3% of the outstanding Veren PSUs have entered into Veren Support Agreements that evidence their approval and support of the Business Combination;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

AND WHEREAS for U.S. federal income Tax purposes the Parties intend that (a) the transactions contemplated by this Agreement shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and (b) this Agreement be adopted as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Internal Revenue Code and the U.S. Treasury Regulations promulgated thereunder;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

Whenever used in this Agreement, including the preamble and recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“Abandoned Pipelines” means [description redacted];

“ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“Accordion Commitment Letter” means the executed debt commitment letter from National Bank of Canada, National Bank Financial Markets and The Toronto-Dominion Bank in favour of Whitecap, providing for new up to $3.5 billion credit facilities or an increase of $500 million to the syndicated credit facility of Whitecap provided pursuant to the Whitecap Credit Agreement (in effect on the Agreement Date) through an exercise of the accordion feature in the Whitecap Credit Agreement, as such commitment letter is in effect on the Agreement Date and delivered to Veren and related term sheets and fee letters to provide the Accordion Debt Financing to Whitecap, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time to the extent permitted hereunder;

“Accordion Debt Financing” means the commitments and/or the financing under the Accordion Commitment Letter and/or any other financing the proceeds of which are intended to be used to complete the financings described therein;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and one or more of its wholly-owned subsidiaries, any proposal, expression of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to a Party’s shareholders and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of a Party that, when taken together with the shares and other securities of such Party held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of such Party or rights or interests therein and thereto;

(b)	any direct or indirect acquisition or purchase of 20% or more of the assets (or any joint venture, lease, long- term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of a Party and its subsidiaries taken as a whole (and, for greater certainty, assets shall include shares of subsidiaries owned by a Party);

(c)	an amalgamation, arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving a Party or its subsidiaries that collectively own assets to which 20% or more of such Party’s revenues or earnings on a consolidated basis are attributable;

(d)	any take-over bid, issuer bid, exchange offer or similar transaction involving a Party or its subsidiaries that, if consummated, would result in a Person or group of Persons acting jointly or in concert with such Person acquiring beneficial ownership of 20% or more of any class of equity or voting securities of such Party; or

(e)	any transaction that would reasonably be expected to materially reduce the benefits to the Other Party of the Business Combination or impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Business Combination;

“AFEs” has the meaning ascribed thereto in Section 7.6(a);

“affiliate” means any Person that is affiliated with another Person in accordance with the meaning of the Securities Act;

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Business Combination Agreement (including the Schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

“Agreement Date” means March 9, 2025;

“Anti-Corruption Laws” means collectively, the FCPA, the Corruption of Foreign Public Officials Act (Canada), the Money Laundering Laws and the rules and regulations promulgated thereunder or under any other applicable legislation of any jurisdiction covering a similar subject matter;

“Applicable Canadian Securities Laws” means, collectively, the Securities Act or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act) and all rules, regulations and orders promulgated thereunder and, with respect to Veren, all rules, by-laws and regulations of the NYSE;

“ARC” means an advance ruling certificate issued by the Commissioner under section 102 of the Competition Act;

“Articles of Arrangement” means the articles of arrangement in respect of the Plan of Arrangement required under section 193(4.1) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Business Combination have been satisfied or waived, to give effect to the Business Combination;

“associate” has the meaning ascribed thereto in the Securities Act;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“Bridge Commitment Letter” means the executed debt commitment letter from National Bank of Canada, National Bank Financial Markets and The Toronto-Dominion Bank in favour of Whitecap, providing for a $1 billion bond backstop credit facility as in effect on the Agreement Date and delivered to Veren and related term sheets and fee letters to provide the Bridge Debt Financing to Whitecap, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time to the extent permitted hereunder;

“Bridge Debt Financing” means the commitments and/or the financing under the Bridge Commitment Letter and/or any other financing the proceeds of which are intended to be used to complete the financings described therein;

“Business Combination” means the business combination of Whitecap and Veren, to be completed by way of an arrangement of Veren pursuant to section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Business Day” means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to section 193(11) of the ABCA in respect of the Articles of Arrangement;

“Circular” means the joint management information circular of Veren and Whitecap to be sent by Veren to the Veren Shareholders (and any other Persons required by the Interim Order) in connection with the Veren Meeting and to be sent by Whitecap to the Whitecap Shareholders (and any other Persons required by the ABCA) in connection with the Whitecap Meeting, together with any amendments thereto or supplements thereof;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives where the context requires;

“Competition Act” means the Competition Act, RSC 1985, c C-34;

“Competition Act Approval” means the occurrence of one or more of the following, in respect of the transactions contemplated by this Agreement:

(a)	the Commissioner shall have issued an ARC; or

(b)	both (i) either the waiting period has expired or been terminated by the Commissioner under sections 123(1) or 123(2), respectively, of the Competition Act, or the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner under section 113(c) thereof, and (ii) unless waived by the Parties, such waiver not to be unreasonably withheld or delayed, the Commissioner shall have issued a No Action Letter, on terms and conditions satisfactory to Whitecap and Veren, each acting reasonably;

“Confidentiality Agreement” means the mutual confidentiality agreement between Whitecap and Veren dated November 12, 2024, as amended from time to time, and the common interest privilege agreement between Whitecap and Veren dated February 28, 2025, as amended from time to time;

“Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

“Court” means the Court of King’s Bench of Alberta;

“Debt Commitment Letters” means, collectively, the Accordion Commitment Letter and the Bridge Commitment Letter;

“Debt Financing Sources” means the agents, arrangers, lenders, underwriters and other Persons that have committed or been engaged to provide or arrange (including through soliciting purchasers of, or otherwise placing, notes or other debt) or otherwise entered into agreements in connection with all or any part of the Debt Financings, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective affiliates and their respective affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns;

“Debt Financings” means, collectively, the Accordion Debt Financing, the Bridge Debt Financing and the Whitecap Credit Agreement Financing;

“Depositary” means the Person appointed by the Parties in connection with the Business Combination for the purpose of receiving deposits of certificates formerly representing Veren Shares;

“Disclosing Party” has the meaning ascribed thereto in Section 7.9(a);

“Dissent Rights” has the meaning ascribed thereto in the Plan of Arrangement;

“Downgrade Expiry Date” means the first day after the end of the Downgrade Window;

“Downgrade Window” means the period ending on the later of (a) the date falling 60 days after the date that the Business Combination is publicly announced, and (b) if DBRS Limited makes a public announcement at any time after such public announcement of the Business Combination and prior to such 60th day that it is considering for possible downgrade any of the Veren IG Notes, the date on which DBRS Limited makes a public announcement that such notes are no longer being considered for possible downgrade, if, on such later date, all of the Veren IG Notes are rated BBB(low) or higher by DBRS Limited;

“Economic Sanctions” means the economic sanctions administered by OFAC, Global Affairs Canada or Public Safety Canada or any Applicable Law or executive order relating thereto;

“Effective Date” means the date the Business Combination becomes effective in accordance with the ABCA;

“Effective Time” means the time on the Effective Date at which the Articles of Arrangement are filed in accordance with section 193(4.1) of the ABCA;

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

“Environment” means the natural components of the earth and includes: (i) any land (including land surface or subsurface strata), soil or underground space, surface water, ground water, body of water, sediment, and air (including all layers of the atmosphere); (ii) all organic and inorganic matter and living organisms; (iii) the interacting natural systems that include components referred to in clauses (i) and (ii); (iv) the environment or natural environment as defined in any Environmental Laws; and (v) any other environmental medium or natural resource;

“Environmental Laws” means, with respect to any one or more Persons or its or their business, activities, property, assets or undertaking, all Laws relating to the Environment or health and safety matters of the jurisdictions applicable to such Person or Persons or its or their business, activities, property, assets or undertaking, including Laws relating to the storage, use, handling, manufacture, processing, labelling, advertising, sale, display, transportation, treatment, Release or disposal of, or exposure to, Hazardous Substances;

“ESVA Dividend Equivalent” means, in respect of a Veren ESVA, the aggregate amount paid by Veren in dividends per Veren Share from the Grant Date (as defined in the Veren ESV Plan) of such Veren ESVA, plus an amount equal to the amount per Veren Share of any Unpaid Dividend;

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended;

“Final Order” means the order of the Court approving the Business Combination pursuant to section 193(4) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both Veren and Whitecap, each acting reasonably;

“Financing Documents” has the meaning ascribed thereto in Section 3.7(a);

“Financing Materials” has the meaning ascribed thereto in Section 3.8(c);

“Governmental Authority” means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“Hazardous Substances” means all material, substance and waste that is prohibited, listed, defined, designated, classified or regulated under or pursuant to any Environmental Laws, including any pollutant, substance, dangerous substance, toxic substance, hazardous material, hazardous substance, waste, hazardous waste, dangerous good or contaminant, whether natural or artificial, and all breakdown substances, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor, asbestos or asbestos-containing materials in any form or condition, and polychlorinated biphenyls;

“Hedging Transaction” means: (i) any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity loan, commodity consignment, commodity lease, commodity swap, commodity option, commodity purchase or sale (including, a forward Contract and whether settled by physical or financial delivery), equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, transaction to buy, sell, borrow or lend securities or any other similar transaction (including any option with respect to any of these transactions); and (ii) any derivative or combination of these transactions;

“IFRS” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;

“Independent Contractors” means those Persons engaged to provide services to Veren or a Veren Subsidiary;

“Information Technology” means all: (i) computer, information technology, data processing, and communications systems, components, facilities, and services, including all software, hardware, networks, interfaces, platforms, databases and related data, switches, telecommunications equipment, operating systems, websites, website content, links; and (ii) equipment relating to the transmission, storage, maintenance, organization, presentation, generation, processing, or analysis of data and information, whether or not in electronic format;

“Intellectual Property Rights” means any right or protection existing from time to time in any jurisdiction throughout the world, whether registered or not, under any patent law or other invention or discovery law, copyright law, industrial design law, confidential information law (including breach of confidence), trade secret law, trademark law, and any other industrial or intellectual property laws, including all registrations, applications for registration, divisionals and renewals for any of the foregoing (as applicable), legislation by competent Governmental Authorities and judicial decisions under common law or equity, and rights and remedies against past, present, and future infringement, misappropriation, or other violation of any such right or protection;

“Interim Order” means the interim order of the Court concerning the Business Combination under section 193(4) of the ABCA, containing declarations and directions with respect to the Business Combination and the holding of the Veren Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time, provided that any such amendment or modification is acceptable to both Veren and Whitecap, each acting reasonably;

“Internal Revenue Code” means the United States Internal Revenue Code of 1986, including any successor provisions and transition rules, whether or not codified;

“Key Regulatory Approval” means the Competition Act Approval;

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Matching Period” has the meaning ascribed thereto in Section 7.1(d);

“Material Adverse Change” or “Material Adverse Effect” means, with respect to either Party, any fact or state of facts, circumstance, change, effect, occurrence or event that individually is or in the aggregate are, or would individually or in the aggregate reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Party and its subsidiaries, taken as a whole, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)	any change, development or condition generally affecting the industries, businesses or segments thereof in which such Party and its respective subsidiaries operate;

(b)	any change, development or condition in or relating to global, international, national or regional political conditions (including strikes, lockouts, riots, blockades or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national or global financial, credit or capital markets;

(c)	any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non- application of any Laws by any Governmental Authority (including, for greater certainty, any change to the Tax Act or other applicable taxing legislation or to tax rates);

(e)	any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to the oil and gas exploration, development and production businesses;

(f)	any climatic, earthquake or other natural event or condition (including weather conditions and any natural disaster);

(g)	any epidemic, pandemic, disease outbreak, other health crisis or public health event;

(h)	any decline in the market price for crude oil, natural gas or related hydrocarbons on a current or forward basis;

(i)	any actions taken (or omitted to be taken) at the written request of the Other Party;

(j)	any action taken by the Party or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but, for greater certainty, including any steps taken pursuant to Sections 3.3);

(k)	any matter which has been disclosed in the Whitecap Disclosure Letter or the Veren Disclosure Letter, as applicable, or in a document filed by the Party since January 1, 2024 until two (2) Business Days prior to the Agreement Date with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the Party’s profile on SEDAR+ at www.sedarplus.ca;

(l)	the execution, announcement, pendency or performance of the Business Combination Agreement or the consummation of the Business Combination;

(m)	the failure of the Party to meet any internal, published, public or analyst projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(n)	any change in the market price, credit rating or trading volume of any securities of the Party or the Party’s corporate credit rating (it being understood that the causes underlying such change in market price, credit rating or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred); or

(o)	any change to any existing, or the imposition of any new, import or export restriction, prohibition, tariff, duty, charge or tax imposed by:

(i)	the federal or a state or other government of the United States of America on goods (including petroleum products) imported from or exported to Canada; or

(ii)	the federal or a provincial or other government of Canada on goods (including petroleum products) imported from or exported to the United States of America;

provided, however, that: (i) with respect to clauses (a) through and including (h), such matter does not have a materially disproportionate effect on the business, operations, results of operations, assets, properties, capitalization, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of such Party and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the oil and gas industry (in which case the incremental disproportionate effect may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect); and (ii) unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a “Material Adverse Effect” has occurred;

“material change” has the meaning ascribed thereto in the Securities Act;

“Material Subsidiary” means a subsidiary, the total assets of which constitute more than 10% of the consolidated assets of Whitecap or Veren (as applicable) as at December 31, 2024, the total liabilities of which constitute more than 10% of the consolidated liabilities of Whitecap or Veren (as applicable) as at December 31, 2024, or the total revenues of which constitute more than 10% of the consolidated revenues of Whitecap or Veren (as applicable) for the year ended December 31, 2024;

“McDaniel” means McDaniel & Associates Consultants Ltd.;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Money Laundering Laws” means collectively, the applicable anti-money laundering statutes and the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any governmental agency;

“No Action Letter” means a written confirmation from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act;

“Non-Continuing Veren Individuals” has the meaning ascribed thereto in Section 2.9(a);

“NYSE” means the New York Stock Exchange;

“OFAC” means the Office of Foreign Assets Control of the U.S. Treasury Department;

“OHSL” means Occupational Health and Safety legislation;

“Operating Credit Facility Agreement” means the fifth amended and restated operating credit facility agreement dated as of October 30, 2024 between Veren, as borrower, and The Bank of Nova Scotia, as lender;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Authority (in each case, whether temporary, preliminary or permanent);

“Other Party” means: (i) with respect to Whitecap, Veren; and (ii) with respect to Veren, Whitecap;

“Outside Date” means the date that is six (6) months after the date hereof, provided that if the Key Regulatory Approval has not been obtained by that date and the Key Regulatory Approval has not been denied by a non-appealable decision of a Governmental Authority, the Outside Date may be extended by one (1) three (3) month period by either Party delivering a notice to the Other Party of its election of such extension delivered on or before the Outside Date then in effect, and thereafter the Outside Date may be extended by the mutual agreement of the Parties in writing;

“Parties” means Whitecap and Veren, and “Party” means either of them;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Personal Information” means any information that is defined as “personal information” under Applicable Law;

“Plan of Arrangement” means the plan of arrangement in the form attached hereto as Schedule “A”, as the same may be amended or supplemented from time to time in accordance with the terms hereof, thereof or at the direction of the Court in the Final Order;

“Receiving Party” has the meaning ascribed thereto in Section 7.1(c);

“Recipient” has the meaning ascribed thereto in Section 7.9(a);

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under Section 263 of the ABCA;

“Release” means any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into or through the Environment that would constitute a violation of Environmental Law;

“Representatives” has the meaning ascribed thereto in Section 7.1(a);

“Responding Party” has the meaning ascribed thereto in Section 7.1(c);

“Return” means any written or electronic report, return, statement, claim for refund, estimate, election, designation, form, declaration of estimated tax, information statement and information return relating to, or required to be filed or actually filed with a Governmental Authority in connection with, any Taxes;

“RSA Dividend Amount” means in respect of each Veren RSU the amount that is accrued on such Veren RSA for amounts paid by Veren in dividends on the Veren Shares, pursuant to and in accordance with the Veren RSA Plan, plus an amount equal to the amount per Veren Share of any Unpaid Dividend;

“Scotiabank” means Scotia Capital Inc.;

“Securities Act” means the Securities Act, RSA 2000, c S-4;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval +;

“Share Issuance Resolution” means the ordinary resolution to be considered by the Whitecap Shareholders at the Whitecap Meeting, substantially in the form included in Schedule “C” attached hereto;

“Special Committee” means the special committee of the Veren Board;

“Special Dividend” means a monthly dividend declared by the Veren Board and paid by Veren or Whitecap (on behalf of Veren) in respect of the month of May 2025 (if the Effective Date does not occur in May 2025) and every calendar month thereafter in which the Effective Date does not occur, in the amount of $0.03833 per Veren Share (being one-third of Veren’s current quarterly dividend per Veren Share), which monthly dividend(s) shall have a record date that is prior to the Effective Date;

“STIP” means the short-term incentive plan of Veren;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal:

(a)	that complies with all Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

(b)	that is not subject to a financing condition;

(c)	that is not subject to any due diligence condition and/or access condition;

(d)	to acquire not less than all of the applicable Party’s outstanding common shares or not less than substantially all of the assets, properties, permits, rights or other privileges (whether contractual or otherwise) of the applicable Party and its subsidiaries and partnership interests;

(e)	that the applicable Party’s board of directors and any relevant committee thereof has determined in good faith (after receipt of advice from its professional financial advisors and external legal counsel) is reasonably capable of being consummated without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(f)	that the applicable Party’s board of directors and any relevant committee thereof determines in good faith, after consultation with its professional financial advisors, would be, if consummated in accordance with its terms, more favourable, from a financial point of view, to the holders of its common shares than the Business Combination;

“Support Agreements” means collectively, the Veren Support Agreements and the Whitecap Support Agreements;

“Supporting Veren Shareholders” means each of the directors and executive officers of Veren;

“Supporting Whitecap Shareholders” means each of the directors and executive officers of Whitecap;

“Syndicated Credit Agreement” means the fifth amended and restated syndicated credit agreement dated as of October 30, 2024 among Veren, as Borrower, The Bank of Nova Scotia, as Agent, and the financial institutions party thereto as Lenders from time to time;

“Tax” or “Taxes” means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Applicable Laws and howsoever denominated, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, employment insurance, health and health insurance, social services, education and social security taxes, fuel taxes or levies, all surtaxes, all customs duties and import and export taxes, pension plan and workers compensation premiums or contributions, royalties, carbon taxes or levies and other obligations of the same or of a similar nature to any of the foregoing;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp);

“Transferred Information” has the meaning ascribed thereto in Section 7.9(a);

“TSX” means the Toronto Stock Exchange;

“Unpaid Dividend” means any dividend declared by the Veren Board that has a record date that is prior to the Effective Date and a payment date that is subsequent to the Effective Date;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Treasury Regulations” means the Treasury regulations promulgated under the Internal Revenue Code;

“Veren” means Veren Inc., a corporation existing under the ABCA;

“Veren 3.94% Cdn Notes” means the 3.94% notes of Veren due April 22, 2025;

“Veren 4.08% US Notes” means the 4.08% notes of Veren due April 22, 2025;

“Veren 4.18% US Notes” means the 4.18% notes of Veren due April 22, 2027;

“Veren 4.30% US Notes” means the 4.30% notes of Veren due April 11, 2025;

“Veren 4.968% Cdn Notes” means the 4.968% notes of Veren due June 21, 2029;

“Veren 5.503% Cdn Notes” means the 5.503% notes of Veren due June 21, 2034;

“Veren Accelerated ESVAs” has the meaning ascribed thereto in Section 2.10(b)(iii);

“Veren Accelerated Incentive Securities" has the meaning ascribed thereto in Section 2.10(b)(v);

“Veren Accelerated PSUs” has the meaning ascribed thereto in Section 2.10(b)(iv);

“Veren Accelerated RSAs” has the meaning ascribed thereto in Section 2.10(b)(ii);

“Veren Balance Sheet” has the meaning ascribed thereto in Section (cc) of Schedule “E”;

“Veren Board” means the board of directors of Veren;

“Veren Board Recommendation” has the meaning ascribed thereto in Section 2.2(a);

“Veren Capital Program” means the capital program of Veren disclosed in writing by Veren to Whitecap;

“Veren Credit Agreements” means, collectively, the Syndicated Credit Agreement and the Operating Credit Facility Agreement;

“Veren Data Room” means the electronic data room, as it existed as of 10:00 p.m. (Calgary, Alberta time) on March 7, 2025, and made available by Veren to Whitecap and its Representatives in connection with the transactions contemplated hereby;

“Veren Disclosure Letter” means the disclosure letter dated the Agreement Date from Veren to Whitecap;

“Veren Disposition Event” has the meaning ascribed thereto in Section 7.3;

“Veren DSU Plan” means the amended and restated deferred share unit plan for directors and designated employees of Veren initially approved on November 9, 2011, as amended in accordance with its terms from time to time;

“Veren DSUs” means the deferred share units, whether vested or unvested, granted pursuant to the Veren DSU Plan;

“Veren Employee Plans” has the meaning ascribed thereto in Section (qq) of Schedule “E”;

“Veren Employees” means individuals employed by Veren or a Veren Subsidiary on a full-time, part-time or temporary basis, and for greater certainty includes officers of Veren;

“Veren ESV Plan” means the employee share value plan of Veren dated effective April 2020, as amended in accordance with its terms from time to time;

“Veren ESVAs” means the employee share value awards, whether vested or unvested, granted pursuant to the Veren ESV Plan;

“Veren Fairness Opinions” means the opinions of each of BMO Capital Markets, as financial advisor to Veren, and Scotiabank, as financial advisor to the Special Committee, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the exchange ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to the Veren Shareholders;

“Veren Financial Statements” means the audited consolidated financial statements of Veren as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon;

“Veren Group” has the meaning ascribed thereto in Section 3.2(a);

“Veren IG Notes” means the Veren 4.968% Cdn Notes and the Veren 5.503% Cdn Notes;

“Veren Incentive Plans” means, collectively, the Veren Option Plan, the Veren DSU Plan, the Veren PSU Plan, the Veren RSA Plan, and the Veren ESV Plan;

“Veren Incentives” means, collectively, the Veren Options, the Veren DSUs, the Veren PSUs, the Veren RSAs and the Veren ESVAs;

“Veren Information” means the information describing Veren and its business, operations and affairs required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws;

“Veren IP” has the meaning ascribed thereto in Section (vv) of Schedule “E”;

“Veren IT” has the meaning ascribed thereto in Section (vv) of Schedule “E”;

“Veren Material Contracts” means the Contracts described in Section (w) of Schedule “E”, together with all exhibits, schedules and amendments to such Contracts;

“Veren Meeting” means the special meeting of Veren Shareholders to be called and held in accordance with this Agreement and the Interim Order to permit the Veren Shareholders to consider the Veren Transaction Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Veren Note Indenture” means the trust indenture dated as of June 21, 2024 between Veren, as Issuer, and Computershare Trust Company of Canada, as Trustee;

“Veren Notes” means collectively, the Veren 4.30% US Notes, the Veren 3.94% Cdn Notes, the Veren 4.08% US Notes, the Veren 4.18% US Notes, the Veren 4.968% Cdn Notes and the Veren 5.503% Cdn Notes;

“Veren Option Exercise or Surrender Agreements” mean the agreements to be entered into between Veren and the holders of the outstanding Veren Options, in the form attached hereto as Schedule “F”, whereby each holder conditionally agrees, with effect as at immediately prior to the Effective Time, to (a) exercise Veren Options in accordance with their terms, or (b) surrender to Veren for cancellation Veren Options, for (i) a cash payment from Veren equal to the “in-the-money amount” of such Veren Options or (ii) a combination of cash and a number of Veren Shares together having an aggregate fair market value equal to the “in-the-money amount” of such Veren Options;

“Veren Option Plan” means the stock option plan of Veren dated effective as of January 3, 2018, as amended in accordance with its terms from time to time;

“Veren Options” means the options to purchase Veren Shares, whether vested or unvested, granted pursuant to the Veren Option Plan;

“Veren PSU Consent Agreements” mean the agreements to be entered into between Veren and the holders of the outstanding Veren PSUs, in the form attached hereto as Schedule “G”, whereby each holder conditionally agrees, with effect as at immediately prior to the Effective Time, that all such holders of Veren Accelerated PSUs (if any) shall be treated in accordance with Section 2.10(b)(iv) and the Plan of Arrangement;

“Veren PSU Plan” means the performance share unit plan of Veren dated effective April 26, 2017, as amended in accordance with its terms from time to time;

“Veren PSUs” means the performance share units, whether vested or unvested, granted pursuant to the Veren PSU Plan and includes any fractional performance share unit;

“Veren Required Approval” has the meaning ascribed thereto in Section 2.1(c)(ii);

“Veren Reserves Report” means the report prepared by McDaniel and dated January 20, 2025 evaluating the crude oil, natural gas, natural gas liquids and sulphur reserves attributable to Veren’s properties as at December 31, 2024, a true and complete copy of which has been disclosed in writing by Veren to Whitecap;

“Veren RSA Plan” means the restricted share bonus plan of Veren dated effective July 2, 2009, as amended in accordance with its terms from time to time;

“Veren RSAs” means the restricted share awards, whether vested or unvested, granted pursuant to the Veren RSA Plan;

“Veren Settled DSUs” has the meaning ascribed thereto in Section 2.10(b)(v);

“Veren Shareholders” means the registered and/or beneficial holders of Veren Shares, as the context requires;

“Veren Shares” means the common shares of Veren;

“Veren Subsidiaries” means Veren Partnership, Veren Holdings Ltd., Veren U.S. Corp., Veren Rockies Corp., Veren LNG Corp., Inception General Partner Inc. and Hammerhead Energy Inc.;

“Veren Support Agreements” means the support agreements entered into between the Supporting Veren Shareholders and Whitecap, dated as of the Agreement Date;

“Veren Termination Amount” has the meaning ascribed thereto in Section 7.3;

“Veren Transaction Resolution” means the special resolution in respect of the Business Combination to be considered and voted on by the Veren Shareholders at the Veren Meeting, substantially in the form included in Schedule “B” attached hereto, including any amendments or variations made thereto in accordance with this Agreement or at the direction of the Court in the Interim Order, provided any amendments made at the discretion of the Court in the Interim Order are acceptable to Veren and Whitecap, each acting reasonably;

“Whitecap” means Whitecap Resources Inc., a corporation existing under the ABCA;

“Whitecap 3.90% Notes” means the 3.90% notes of Whitecap due December 20, 2026;

“Whitecap 4.382% Notes” means the 4.382% notes of Whitecap due November 1, 2029;

“Whitecap AIP” means the amended and restated 2013 award incentive plan of Whitecap dated as of April 30, 2013;

“Whitecap AIP PAs” means the performance awards, whether vested or unvested, granted pursuant to the Whitecap AIP;

“Whitecap AIP TAs” means the time-based awards, whether vested or unvested, granted pursuant to the Whitecap AIP;

“Whitecap Balance Sheet” has the meaning ascribed thereto in Section (dd) of Schedule “D”;

“Whitecap Board” means the board of directors of Whitecap;

“Whitecap Board Recommendation” has the meaning ascribed thereto in Section 2.3(a);

“Whitecap Capital Program” means the capital program of Whitecap disclosed in writing by Whitecap to Veren;

“Whitecap Credit Agreement” means the credit agreement dated as of September 19, 2024 among Whitecap, as Borrower, the persons party thereto from time to time in their capacity as Lenders, and National Bank of Canada, as Administrative Agent, as such credit agreement may be amended, amended and restated, replaced or otherwise modified in accordance with the Debt Commitment Letters;

“Whitecap Credit Agreement Financing” means the drawdown by Whitecap on the Effective Date under the Whitecap Credit Agreement in an amount sufficient to repay in full the Veren Credit Agreements;

“Whitecap Data Room” means the electronic data room, as it existed as of 10:00 p.m. (Calgary, Alberta time) on March 7, 2025, and made available by Whitecap to Veren and its Representatives in connection with the transactions contemplated hereby;

“Whitecap Disclosure Letter" means the disclosure letter dated the Agreement Date from Whitecap to Veren;

“Whitecap Disposition Event” has the meaning ascribed thereto in Section 7.2;

“Whitecap Employee Plans” has the meaning ascribed thereto in Section (rr) of Schedule “D”;

“Whitecap Fairness Opinion” means the opinion of National Bank Financial Inc., as financial advisor to Whitecap, to the effect that, as of the date of such opinion, and subject to the assumptions made and limitations and qualifications included therein, the exchange ratio pursuant to the Plan of Arrangement is fair, from a financial point of view, to the Whitecap Shareholders;

“Whitecap Financial Statements” means the audited consolidated financial statements of Whitecap as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor’s report thereon;

“Whitecap Group” has the meaning ascribed thereto in Section 3.1(a);

“Whitecap Incentive Plan” means the Whitecap AIP;

“Whitecap Incentives” means, collectively, the Whitecap AIP PAs and the Whitecap AIP TAs;

“Whitecap Information” means the information describing Whitecap and its business, operations and affairs required to be included or incorporated by reference in the Circular under Applicable Canadian Securities Laws;

“Whitecap IP” has the meaning ascribed thereto in Section (ww) of Schedule “D”;

“Whitecap IT” has the meaning ascribed thereto in Section (ww) of Schedule “D”;

“Whitecap Material Contracts” means the Contracts described in Section (x) of Schedule “D”, together with all exhibits, schedules and amendments to such Contracts;

“Whitecap Meeting” means the special meeting of Whitecap Shareholders to be called to permit the Whitecap Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Whitecap Notes” means collectively, the Whitecap 3.90% Notes and the Whitecap 4.382% Notes;

“Whitecap Reserves Report” means the report prepared by McDaniel and dated February 2, 2025 evaluating the crude oil, natural gas, natural gas liquids, and sulphur reserves attributable to Whitecap’s properties as at December 31, 2024, a true and complete copy of which has been disclosed in writing by Whitecap to Veren;

“Whitecap Shareholders” means the holders of Whitecap Shares;

“Whitecap Shares” means the common shares of Whitecap;

“Whitecap Subsidiaries” means Amos & Co. Ltd. and 2136146 Alberta Ltd.;

“Whitecap Support Agreements” means the support agreements entered into between the Supporting Whitecap Shareholders and Veren, dated as of the Agreement Date; and

“Whitecap Termination Amount” has the meaning ascribed thereto in Section 7.2.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Entire Agreement

This Agreement, the Confidentiality Agreement (to the extent that the provisions of the Confidentiality Agreement have not been superseded by the provisions of this Agreement), together with the agreements and documents referred to herein and therein, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. For greater certainty, the Support Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6	Currency

Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with IFRS.

1.8	Disclosure in Writing

Reference to “disclosure in writing” or similar references herein shall, in the case of disclosure to Whitecap be references exclusively to the Veren Disclosure Letter, or in the case of disclosure to Veren be references exclusively to the Whitecap Disclosure Letter.

1.9	References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10	Knowledge

In this Agreement, references to “to the knowledge of” means the actual knowledge of the Executive Officers of Whitecap or Veren, as the case may be, after such inquiry as such officers shall consider reasonable in the circumstances. For purposes of this Section 1.10 “Executive Officers” in the case of Whitecap means Whitecap’s [positions redacted], and in the case of Veren means Veren’s [positions redacted].

1.11	No Strict Construction

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable in the interpretation of this Agreement.

1.12	Schedules

The following schedules attached hereto are incorporated into, and form an integral part of, this Agreement:

SCHEDULE “A”	-	Plan of Arrangement
SCHEDULE “B”	-	Form of Veren Transaction Resolution
SCHEDULE “C”	-	Form of Share Issuance Resolution
SCHEDULE “D”	-	Representations and Warranties of Whitecap
SCHEDULE “E”	-	Representations and Warranties of Veren
SCHEDULE “F”	-	Form of Veren Option Exercise or Surrender Agreement
SCHEDULE “G”	-	Form of Veren PSU Consent Agreement

Article 2
THE BUSINESS COMBINATION AND MEETINGS

2.1	Plan of Arrangement

(a)	Subject to the terms and conditions of this Agreement, the Parties agree to carry out the Business Combination in accordance with the terms of the Plan of Arrangement.

(b)	On April 4, 2025 or as soon as reasonably practicable thereafter, but in any event by no later than April 9, 2025, subject to the availability of the Court, Veren will apply to the Court, in a manner acceptable to Whitecap, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order in cooperation with Whitecap. Upon receipt of the Interim Order, Veren will promptly carry out the terms of the Interim Order to the extent applicable to it.

(c)	The application for an Interim Order referred to in Section 2.1(b) shall request that the Interim Order provide, among other things:

(i)	for the classes of Persons to whom notice is to be provided in respect of the Business Combination and the Veren Meeting and for the manner in which such notice is to be provided;

(ii)	that the requisite approval for the Veren Transaction Resolution to be placed before the Veren Shareholders at the Veren Meeting shall be:

(A)	66⅔% of the votes cast on the Veren Transaction Resolution by Veren Shareholders present in person (or virtually) or represented by proxy at the Veren Meeting (and that each Veren Shareholder is entitled to one vote for each Veren Share held);

(B)	if required under Applicable Canadian Securities Laws, a simple majority of the votes cast on the Veren Transaction Resolution by Veren Shareholders present in person (or virtually) or represented by proxy at the Veren Meeting after excluding the votes cast by those persons whose votes are required to be excluded in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions; and

(C)	such other approvals of the Veren Shareholders at the Veren Meeting as may be required by the TSX under Part VI of the TSX Company Manual,

(the “Veren Required Approval”);

(iii)	for the method and manner in which amendments, revisions or supplements to the Circular (and any other materials sent by Veren or Whitecap in connection with the Veren Meeting or the Whitecap Meeting, respectively), including material changes, may be mailed, filed or otherwise publicly disseminated to the Veren Shareholders and the Whitecap Shareholders, and such other Persons as may be required by the Interim Order;

(iv)	that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the constating documents of Veren, including quorum requirements and all other matters, shall apply in respect of the Veren Meeting;

(v)	for the grant of Dissent Rights to the registered Veren Shareholders as set forth in the Plan of Arrangement;

(vi)	that the Veren Meeting and/or the Whitecap Meeting may be adjourned or postponed from time to time in accordance with the terms of this Agreement without the need for additional approval of the Court;

(vii)	confirmation of the record date for the purposes of determining the Veren Shareholders entitled to receive materials and vote at the Veren Meeting in accordance with the Interim Order;

(viii)	that such record date will not change in respect of any adjournment(s) or postponement(s) of the Veren Meeting, unless required by Applicable Laws;

(ix)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(x)	for such other matters as the Parties may agree in writing, each acting reasonably.

(d)	In the application referred to in Section 2.1(b), Veren shall inform the Court that Whitecap intends to rely on the exemption provided by section 3(a)(10) of the U.S. Securities Act for the issuance of Whitecap Shares, and that, in connection therewith, the Court will be required to approve the substantive and procedural fairness of the terms and conditions of the Business Combination to each Person to whom Whitecap Shares will be issued. Each Person to whom Whitecap Shares will be issued on completion of the Business Combination will be given adequate notice in accordance with the Interim Order advising them of their right to attend and appear before the Court at the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right.

(e)	On the condition that all necessary approvals for the Veren Transaction Resolution are obtained from the Veren Shareholders and all necessary approvals for the Share Issuance Resolution are obtained from the Whitecap Shareholders, Veren shall, as soon as reasonably practicable following the Veren Meeting and the Whitecap Meeting but in any event not later than five (5) Business Days after the Veren Transaction Resolution and the Share Issuance Resolution are duly passed, but in all cases subject to the availability of the Court, submit the Business Combination to the Court and apply for the Final Order.

2.2	Veren Board Recommendation

Veren represents and warrants to Whitecap that the Veren Board:

(a)	has unanimously:

(i)	determined that the Business Combination and the entry into this Agreement are in the best interests of Veren;

(ii)	determined that the Business Combination is fair to Veren Shareholders;

(iii)	approved this Agreement and the transactions contemplated hereby; and

(iv)	resolved to recommend that Veren Shareholders vote in favour of the Veren Transaction Resolution; and

(collectively (a)(i), (ii), (iii) and (iv) the “Veren Board Recommendation”);

(b)	has received the oral Veren Fairness Opinions.

2.3	Whitecap Board Recommendation

Whitecap represents and warrants to Veren that the Whitecap Board:

(a)	has unanimously:

(i)	determined that the Business Combination and the entry into this Agreement are in the best interests of Whitecap;

(ii)	determined that the Business Combination is fair to the Whitecap Shareholders;

(iii)	approved this Agreement and the transactions contemplated hereby; and

(iv)	resolved to recommend that Whitecap Shareholders vote in favour of the Share Issuance Resolution; and

(collectively (a)(i), (ii), (iii) and (iv) the “Whitecap Board Recommendation”);

(b)	has received the oral Whitecap Fairness Opinion.

2.4	Circular and Meetings

(a)	Following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, each of Veren and Whitecap shall, as applicable and with assistance from and the participation of the Other Party, each acting reasonably: (i) prepare the Circular together with any other documents required by Applicable Laws in connection with the Whitecap Meeting and the Veren Meeting, and cause the Circular and such other documents to be mailed to the Veren Shareholders and such other Persons as required by the Interim Order and the Whitecap Shareholders and such other Persons required by the ABCA and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed on April 15, 2025 or as soon as reasonably practicable thereafter, and in any event by no later than April 22, 2025; (ii) convene and conduct the Veren Meeting on May 6, 2025 or as soon as reasonably practicable thereafter, but in any event by no later than May 13, 2025 and not adjourn, postpone or cancel (or propose the same) the Veren Meeting without the prior written consent of Whitecap, such consent not to be unreasonably withheld, conditioned or delayed, except in the case of an adjournment or postponement required for quorum purposes (in which case it shall be reconvened within ten (10) Business Days) or by Applicable Laws or by a Governmental Authority, at which Veren Meeting the Veren Transaction Resolution shall be submitted to the Veren Shareholders entitled to vote upon such resolutions for approval; and (iii) convene and conduct the Whitecap Meeting on May 6, 2025 or as soon as reasonably practicable thereafter, but in any event by no later than May 13, 2025 and not adjourn, postpone or cancel (or propose the same) the Whitecap Meeting without the prior written consent of Veren, such consent not to be unreasonably withheld, conditioned or delayed, except in the case of an adjournment or postponement required for quorum purposes (in which case it shall be reconvened within ten (10) Business Days) or by Applicable Laws or by a Governmental Authority, at which Whitecap Meeting the Share Issuance Resolution shall be submitted to the Whitecap Shareholders entitled to vote upon such resolution for approval.

(b)	Each of Veren and Whitecap shall, with assistance from and the participation of the Other Party, each acting reasonably, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and the ABCA and to provide the Veren Shareholders and the Whitecap Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Veren Meeting and the Whitecap Meeting, respectively, and shall include: (i) or incorporate by reference the Veren Information; (ii) a copy of the Veren Fairness Opinions; (iii) subject to the terms of this Agreement, the Veren Board Recommendation; (iv) or incorporate by reference the Whitecap Information; (v) subject to the terms of this Agreement, the Whitecap Board Recommendation; (vi) a copy of the Whitecap Fairness Opinion; (vii) details of the composition of the Whitecap Board following the Effective Time as agreed to by the Parties in accordance with Section 2.8; (viii) a summary of the terms of the Support Agreements; and (ix) a copy, and summary of the terms and conditions, of this Agreement.

(c)	Veren shall use reasonable commercial efforts to, in a timely manner, provide Whitecap with all financial statements and financial information reasonably required and requested by Whitecap to prepare pro forma financial statements at and for the period ended December 31, 2024 for inclusion in the Circular in the form prescribed by Applicable Canadian Securities Laws.

(d)	Whitecap shall use reasonable commercial efforts to, in a timely manner, provide Veren with all financial statements and financial information reasonably requested by Veren to prepare pro forma financial statements at and for the period ended December 31, 2024 for inclusion in the Circular in the form prescribed by Applicable Canadian Securities Laws.

(e)	Whitecap shall, in a timely manner, provide Veren with the Whitecap Information, and such other information relating to Whitecap as Veren may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.4(a).

(f)	Veren shall, in a timely manner, provide Whitecap with the Veren Information, and such other information relating to Veren as Whitecap may reasonably request for inclusion in the Circular, so as to permit compliance with the timeline set out in Section 2.4(a).

(g)	The Parties shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the Whitecap Information and the Veren Information into the Circular substantially in the form provided by Whitecap and Veren, respectively, and each Party shall provide the Other Party and its Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by the Other Party and its Representatives (subject to any Applicable Laws). The Circular shall be in form and content satisfactory to Veren and Whitecap, each acting reasonably, and shall comply with Applicable Canadian Securities Laws, Applicable U.S. Securities Laws and the ABCA.

(h)	Veren shall use its reasonable commercial efforts to ensure that the Veren Information included in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(i)	Whitecap shall use its reasonable commercial efforts to ensure that the Whitecap Information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(j)	Each Party shall promptly notify the Other Party if it becomes aware that the Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as is required or appropriate, and Whitecap and Veren shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Veren Shareholders and such other Persons as required by the Interim Order and the Whitecap Shareholders and such other Persons as required by the ABCA and, if required by the Court or by Law, file the same with the applicable securities regulatory authorities and other Governmental Authorities as required.

(k)	The Parties shall cooperate to schedule and convene the Veren Meeting and the Whitecap Meeting on the same date (subject to any adjournments or postponements required or permitted by this Agreement).

(l)	Each Party shall consult with the Other Party in fixing the record date of the Veren Meeting and the Whitecap Meeting, and shall not change such record date for the Veren Shareholders or the Whitecap Shareholders, as applicable, entitled to vote at the Veren Meeting or the Whitecap Meeting, as applicable, in connection with any adjournment or postponement of the Veren Meeting or the Whitecap Meeting, as applicable, unless required by Law or with the prior written consent of the Other Party.

(m)	Each Party shall provide notice to the Other Party of the Veren Meeting or the Whitecap Meeting, as applicable, and allow the Other Party and its Representatives and legal counsel to attend such meeting.

(n)	Each Party shall advise the Other Party, as the Other Party may reasonably request, and on a daily basis on each of the last ten (10) Business Days prior to the proxy cut-off date for the Veren Meeting or the Whitecap Meeting, as applicable, as to the aggregate tally of the proxies received by such Party in respect of the Veren Transaction Resolution and the Share Issuance Resolution, as applicable, and any other matters to be considered at the Veren Meeting or the Whitecap Meeting, as applicable.

2.5	Court Proceedings

In connection with the Court proceedings relating to obtaining the Interim Order and the Final Order, Veren shall:

(a)	provide Whitecap and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Plan of Arrangement, prior to the filing of that material, and give reasonable and due consideration to all comments of Whitecap and its legal counsel;

(b)	provide Whitecap and its legal counsel on a timely basis a description of any information required to be supplied by Whitecap for inclusion in any material to be filed with the Court in connection with the Business Combination, prior to the filing of that material, and will accept the reasonable comments of Whitecap and its legal counsel with respect to any such information required to be supplied by Whitecap and included in such material and any other matters contained therein;

(c)	provide counsel to Whitecap, on a timely basis, with copies of any notice of appearance and evidence served on Veren or its counsel in respect of the application for the Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by Veren indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(d)	not object to legal counsel to Whitecap making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that Veren is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the terms of the Business Combination;

(e)	subject to Laws, not file any material with, or make any written submissions to, the Court in connection with the Business Combination or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Whitecap’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, on the condition that nothing herein shall require Whitecap to agree or consent to, and Whitecap shall not be deemed to agree or consent to, any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Whitecap’s obligations, or diminishes or limits Whitecap’s rights, set forth in any such filed or served materials or under this Agreement;

(f)	oppose any proposal from any Person that the Interim Order or the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Interim Order or the Final Order or by Law to return to Court with respect to the Interim Order or the Final Order do so only after notice to, and in consultation and cooperation with, Whitecap; and

(g)	if at any time after the issuance of the Final Order and prior to the Effective Date, Veren is required by the terms of the Final Order or by Applicable Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Whitecap.

2.6	Effective Date

The Business Combination shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Business Combination has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur as soon as reasonably practicable, but in any event no later than two (2) Business Days following the later of the issuance of the Final Order, the Downgrade Expiry Date and the receipt of the Key Regulatory Approval, and subject to the satisfaction or waiver of the conditions set out in Article 6 and, in any event, not later than the Outside Date, unless otherwise agreed to by the Parties in writing.

2.7	Payment of Consideration

Whitecap will, on the Effective Date, prior to the sending of the Articles of Arrangement to the Registrar pending only filing of the Articles of Arrangement, deposit, or cause to be deposited, in escrow with the Depositary, to be released in accordance with the Plan of Arrangement for the benefit of and to be held on behalf of the Veren Shareholders entitled to receive Whitecap Shares pursuant to the Plan of Arrangement, certificates representing, or other evidence regarding the issuance of, the Whitecap Shares that such Veren Shareholders are entitled to receive under the Business Combination (calculated without reference to whether any Veren Shareholder has exercised Dissent Rights).

2.8	Board of Directors and Senior Management of Whitecap upon completion of the Business Combination

The Parties agree that the Whitecap Board and the senior management of Whitecap upon completion of the Business Combination shall be determined in the manner set out below.

(a)	On the Effective Date, the Whitecap Board shall consist of eleven (11) members, which shall include (i) Grant Fagerheim of Whitecap, (ii) six (6) additional members from the current Whitecap Board as designated by Whitecap (after consultation with Veren), and (iii) Craig Bryksa of Veren and three (3) members from the current Veren Board, which three (3) members shall be selected by Whitecap from the Veren Board members referred to in the Veren Disclosure Letter.

(b)	Following the completion of the Business Combination, Whitecap will be led by Grant Fagerheim, as President and Chief Executive Officer of Whitecap, and the remainder of the existing Whitecap management team.

2.9	Employee and Director Matters

(a)	Veren shall use its reasonable commercial efforts to obtain and deliver to Whitecap at the Effective Time evidence reasonably satisfactory to Whitecap of the resignations, effective as of the Effective Time, of all: (i) the directors of Veren; (ii) the officers of Veren; and (iii) the executives of Veren who are not officers of Veren identified by Whitecap in writing at least ten (10) Business Days prior to the Effective Date as those who will not continue their employment with Veren, Whitecap or an affiliate of either such Party following the Effective Date (the “Non-Continuing Veren Individuals”). Such resignations shall be received in consideration for Whitecap and Veren providing mutual releases to each such persons, in form and substance satisfactory to Whitecap and Veren, acting reasonably, and such resigning person, each acting reasonably (or in the case of officers or executives who have a form of release attached to their relevant employment agreement, in such form as is attached to such agreement), which mutual releases shall contain exceptions for amounts or obligations owing to such directors and/or officers for accrued but unpaid salary, directors’ fees, bonus, payments in respect of Veren Incentives, other payments due pursuant to the Business Combination as a Veren Shareholder, benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements, and for any payments that may be owing to them pursuant to the terms of their employment with Veren. The Non-Continuing Veren Individuals will, on the Effective Date, be paid their full entitlement under their respective employment agreements, to the extent applicable, and the Veren Incentive Plans in accordance with the terms thereof (on the basis that the Non-Continuing Veren Individuals were terminated without just cause following a “change of control” to the Veren Incentives), all as a consequence of a change of control and related termination without cause and all as disclosed in the Veren Disclosure Letter, subject to receipt of all customary resignations and mutual releases.

(b)	Whitecap shall use its reasonable commercial efforts to obtain the resignations, effective as of the Effective Time, of all of the directors of Whitecap who are not to form part of the Whitecap Board after the Effective Time. Such resignations shall be received in consideration for Whitecap and Veren providing mutual releases to each such persons, in form and substance satisfactory to Whitecap and such resigning person, each acting reasonably, which mutual releases shall contain exceptions for amounts or obligations owing to such directors for accrued but unpaid directors’ fees, payments in respect of Whitecap Incentives, other payments due pursuant to the Business Combination as a Veren Shareholder (if applicable), benefits and other compensation or pursuant to indemnity or directors’ and officers’ insurance arrangements.

(c)	At Whitecap’s discretion, and in any event no later than ten (10) Business Days prior to the Effective Date, Whitecap may identify and confirm to Veren in writing the Veren Employees (who are not Non-Continuing Veren Individuals) and Independent Contractors who will be terminated by Veren on the Effective Date. All other Veren Employees and Independent Contractors will continue in their employment or service after the Effective Date. [treatment of employees redacted]

(i)	[treatment of employees redacted]

(ii)	[treatment of employees redacted]

(d)	Effective and conditional on the closing of the Business Combination, Veren shall, subject to Applicable Laws, terminate the employment or engagement of those Veren Employees and Independent Contractors identified by Whitecap in the first sentence of Section 2.9(c), and Veren shall, in exchange for a customary and reasonable form of release, in form and substance satisfactory to Whitecap, acting reasonably, pay such Veren Employees and Independent Contractors, in addition to the payment of all earned entitlements, such as accrued salary, contractor fees, accrued and unused vacation and reimbursable expenses, [treatment of employees and Independent Contractors redacted].

(e)	Veren covenants and agrees that it will, prior to the Effective Date, use commercially reasonable efforts to obtain a release, in form and substance satisfactory to Veren and Whitecap, acting reasonably, from all Veren Employees that are terminated by Veren between the Agreement Date and up to and including the Effective Time prior to or concurrent with making any termination payments to any such terminated Veren Employees.

(f)	Whitecap covenants and agrees, and after the Effective Time will cause Veren and any successor to Veren, to honour and comply with the terms of all existing employment, change of control and severance agreements of each member of the Veren Group and all obligations of the members of the Veren Group under the Veren Employee Plans and the Veren Incentive Plans, in each case as disclosed in the Veren Disclosure Letter.

2.10	Treatment of Veren Incentives

(a)	The particulars of Veren Incentives outstanding as at the Agreement Date have been disclosed in writing to Whitecap by Veren, including the names of holders of Veren Incentives and the number and type of Veren Incentives held by each such holder, and in respect of each such holder and such holder’s Veren Incentives: (i) the date of grant; (ii) the date of expiry; (iii) the vesting date(s); (iv) in the case of Veren Options, the exercise price; (v) in the case of each grant of Veren PSUs, the percentage of the Veren PSUs subject to the vesting provisions under Section 5.8 of the Veren PSU Plan and the percentage of the Veren PSUs subject to the vesting provisions under Section 5.9 of the Veren PSU Plan; and (vi) the gross number of Veren Shares issuable or the gross amount of cash payable on exercise, settlement or redemption, as applicable, of Veren Options and Veren Accelerated Incentive Securities (with such cash payable being computed, solely for the purposes of this disclosure, based on a Whitecap Share trading price of $9.09 multiplied by 1.05).

(b)	The Parties acknowledge and agree as follows with respect to the Veren Options and the Veren Accelerated Incentive Securities:

(i)	with respect to the Veren Options, the vesting of all of the Veren Options shall, conditional upon the completion of the Business Combination, be accelerated by the Veren Board in accordance with the terms of the Veren Option Plan and Veren will use its reasonable commercial efforts to encourage and facilitate the holders of all Veren Options to enter into Veren Option Exercise or Surrender Agreements with Veren prior to obtaining the Interim Order and shall continue to encourage and facilitate the holders of all Veren Options to enter into Veren Option Exercise or Surrender Agreements until the Effective Time;

(ii)	with respect to:

(A)	Veren RSAs held by a Non-Continuing Veren Individual that resigns in accordance with Section 2.9(a) (which for certainty shall include all officers and directors of Veren) or by a Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren RSA Plan) or is terminated by Veren in accordance with Section 2.9(c), in either case as a result of the Business Combination and on or prior to the Effective Date; and

(B)	Veren RSAs held by an Independent Contractor that ceases to be a Consultant (as defined in the Veren RSA Plan) on the Effective Date in accordance with Section 2.9(c);

the Veren RSAs held by each such Non-Continuing Veren Individual, Veren Employee or Independent Contractor (the “Veren Accelerated RSAs”) shall be, and shall be deemed to be, conditional upon the completion of the Business Combination, fully and unconditionally vested as a result of the Business Combination and each such Veren Accelerated RSA and the RSA Dividend Amount in respect thereof shall be settled by Veren in cash immediately prior to the Effective Time, in accordance with the terms of the Veren RSA Plan and the foregoing;

(iii)	with respect to:

(A)	Veren ESVAs held by a Non-Continuing Veren Individual that resigns in accordance with Section 2.9(a) or by a Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren ESV Plan) or is terminated by Veren in accordance with Section 2.9(c), in either case as a result of the Business Combination and on or prior to the Effective Date; and

(B)	Veren ESVAs held by an Independent Contractor that ceases to be a Consultant (as defined in the Veren ESV Plan) on the Effective Date in accordance with Section 2.9(c);

the Veren ESVAs held by such Non-Continuing Veren Individual, Veren Employee or Independent Contractor (the “Veren Accelerated ESVAs”) shall be, and shall be deemed to be, conditional upon the completion of the Business Combination, fully and unconditionally vested as a result of the Business Combination and each such Veren Accelerated ESVA shall be settled by Veren in cash immediately prior to the Effective Time for an amount equal to the Payout Value (as defined in the Veren ESV Plan) (which shall, for greater certainty and without duplication, include an amount equal to the ESVA Dividend Equivalent), in accordance with the terms of the Veren ESV Plan and the foregoing;

(iv)	all Veren PSUs held by a Non-Continuing Veren Individual (which for certainty shall include all officers of Veren) that resigns in accordance with Section 2.9(a) or that is terminated by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan) prior to the Effective Date, or by a current or former Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren PSU Plan) as a result of the Business Combination or that is terminated (including by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan)) other than for Cause (as defined in the Veren PSU Plan), in either case on or prior to the Effective Date, (the “Veren Accelerated PSUs”) shall be arranged as set forth in the Plan of Arrangement; and

(v)	all Veren DSUs (“Veren Settled DSUs” and, together with the Veren Accelerated RSAs, the Veren Accelerated ESVAs and the Veren Accelerated PSUs, the “Veren Accelerated Incentive Securities”) will be settled and redeemed by Veren in strict accordance with the terms of the Veren DSU Plan, provided that the settlement date of such Veren DSUs shall be no later than on the Effective Date concurrent with each Veren director’s resignation.

(c)	The Parties acknowledge and agree as follows with respect to the Veren Incentives other than the Veren Options and the Veren Accelerated Incentive Securities:

(i)	with respect to each Veren RSA (other than a Veren Accelerated RSA) and each Veren ESVA (other than a Veren Accelerated ESVA):

(A)	each such Veren RSA and Veren ESVA shall be adjusted immediately after the Effective Time by a factor of 1.05 to reflect the exchange ratio of Whitecap Shares for each Veren Share under the Business Combination;

(B)	the calculation of the amount payable or deliverable upon settlement of each such Veren RSA and Veren ESVA (other than any amount payable or deliverable in respect of dividends paid on Veren Shares prior to the Effective Date or Unpaid Dividends) shall be calculated with reference to the Whitecap Shares;

(C)	the calculation of the amount payable or deliverable upon settlement of each such Veren RSA and Veren ESVA in respect of any dividends paid after the Effective Date (other than any Unpaid Dividends) shall be calculated by reference to dividends paid on the Whitecap Shares on or after the Effective Date;

(D)	if the holder of such Veren RSAs or such Veren ESVAs is terminated without Cause (as defined in the Veren RSA Plan or the Veren ESV Plan, as applicable) or resigns with Good Reason (as defined in the Veren RSA Plan or the Veren ESV Plan, as applicable) at any time after the Effective Date, such Veren RSAs or Veren ESVAs, held by the holder at such time shall be and shall be deemed to be fully and unconditionally vested at such time and shall be settled in accordance with the terms of the Veren RSA Plan or Veren ESV Plan, as applicable; and

(E)	except for the foregoing, all such Veren RSAs and Veren ESVAs shall continue to be governed by and be subject to the terms and conditions of the Veren RSA Plan and the Veren ESV Plan, respectively, and any applicable award agreements;

(ii)	with respect to each grant of Veren PSUs (other than a Veren Accelerated PSU):

(A)	the number of Additional PSUs (as defined in the Veren PSU Plan and which may include a fractional Additional PSU) to be received by each holder of Veren PSUs in respect of any Unpaid Dividends shall be calculated in accordance with section 6.3 of the Veren PSU Plan, except that (I) the reference therein to “closing price of the Shares on the applicable Dividend Date on the principal stock exchange on which the Shares are then traded” shall be read as “volume weighted average trading price of the Shares on the Toronto Stock Exchange for the five (5) Business Days immediately preceding the Effective Date”, and (II) such Additional PSUs shall be deemed to be received by each holder of Veren PSUs immediately prior to the Effective Time;

(B)	the number of Veren PSUs represented by such grant (as adjusted in accordance with the foregoing) shall be adjusted immediately after the Effective Time by a factor of 1.05 to reflect the exchange ratio of Whitecap Shares for each Veren Share under the Business Combination;

(C)	after the Effective Time, the number of any Additional PSUs (as defined in the Veren PSU Plan and which may include a fractional Additional PSU) to be received pursuant to section 6.3 of the Veren PSU Plan shall be calculated in reference to dividends paid on the Whitecap Shares;

(D)	the calculation of the amount payable or deliverable upon settlement of such Veren PSUs shall be determined with reference to the Whitecap Shares;

(E)	[vesting redacted]

(F)	except for the foregoing, such Veren PSUs shall continue to be governed by and be subject to the terms and conditions of the Veren PSU Plan and the applicable award agreement;

(iii)	following the Effective Time, holders of such Veren RSAs, Veren ESVAs and Veren PSUs shall, subject to the terms and conditions of the applicable Veren Incentive Plan and any award agreement, be entitled to receive Whitecap Shares in place of Veren Shares and/or a cash payment from Veren (as applicable) on the exercise, settlement or redemption of such Veren Incentive and, subject to Section 2.10(c)(i) and (ii), Veren shall and Whitecap shall cause Veren to, in accordance with the terms of the Veren Incentive Plans, continue the obligations of Veren under the Veren Incentive Plans and, unless and until Veren is amalgamated with Whitecap, Whitecap shall deliver on behalf of Veren (or cause to be delivered on behalf of Veren) Whitecap Shares to the holders of any Veren Incentives that are not settled in cash after the Effective Time; and

(iv)	if the Parties determine that any of the Veren Incentive Plans or any of the Veren Incentives must be amended in order to give effect to the foregoing and such amendments are permitted to be made under the terms of the applicable Veren Incentive Plan or the Veren Incentives, Veren hereby agrees to make such amendments to the Veren Incentive Plans or the Veren Incentives prior to the Effective Time as the Parties shall agree to, each acting reasonably, in order to give effect to the foregoing.

(d)	The references to a factor of 1.05 in this Section 2.10 shall be adjusted to reflect fully the effect of any share split, reverse split, share dividend (including any dividend or distribution of securities convertible into Whitecap Shares or Veren Shares, other than share dividends paid in lieu of ordinary course dividends), consolidation, reclassification, reorganization, recapitalization or other like change with respect to Whitecap Shares or Veren Shares occurring after the Agreement Date and prior to the Effective Time.

(e)	Veren shall: (i) ensure that it will have available funds, at the Effective Time, to pay the aggregate cash consideration to be paid to the holders of the Veren Options and the Veren Accelerated Incentive Securities at the Effective Time; (ii) cause to be taken all necessary corporate action to allot and reserve for issuance the Veren Shares to be issued on the exercise or surrender of Veren Options in connection with the Business Combination; and (iii) cause all Veren RSAs and Veren ESVAs that are or become vested prior to the Effective Time other than as a result of the application of Section 2.10(b) to be paid and settled by Veren prior to the Effective Time.

(f)	Veren or any successor, including Whitecap, will elect pursuant to subsection 110(1.1) of the Tax Act and any similar provisions of any applicable provincial tax statute in Canada that neither Veren nor any person not dealing at arm’s length with Veren will deduct in computing its income for a taxation year for purposes of the Tax Act any amount in respect of the surrender or other settlement of any Veren Options that are not “non-qualified securities” for purposes of section 110 of the Tax Act, for all holders of Veren Options who are entitled to claim a deduction pursuant to paragraph 110(1)(d) of the Tax Act. Veren or any successor will file such subsection 110(1.1) elections in the manner and within the time prescribed by Applicable Laws, and will not revoke such elections. Veren will, and Whitecap will cause Veren to, provide such holders of Veren Options with evidence in writing of such election under subsection 110(1.1) of the Tax Act.

(g)	Notwithstanding, and without limitation of, any other provision of this Agreement, the Parties agree that during the period commencing on the Agreement Date and ending on the first to occur of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as is necessary to comply with non-discretionary requirements of the Whitecap Incentive Plans or the Veren Incentive Plans, as applicable, (i) Whitecap shall not grant any Whitecap Incentives, and (ii) Veren shall not grant any Veren Incentives; provided that Veren may grant such number of Veren Incentives to Veren Employees and Veren directors, and bearing the terms and conditions, as disclosed in writing by Veren to Whitecap.

2.11	Treatment of Whitecap Incentives

The Business Combination shall not constitute a “change of control” with respect to the Whitecap Incentives and Whitecap and the Whitecap Board shall not make any determination or take any action inconsistent with the foregoing prior to the Effective Time.

2.12	Applicable U.S. Securities Laws

The Business Combination shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Business Combination and grants the Final Order, the issuance of the Whitecap Shares issuable to Veren Shareholders under the Business Combination will not require registration under the U.S. Securities Act, in reliance upon section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Business Combination as set out in this Section 2.12. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Business Combination will be carried out on the following basis:

(a)	the Business Combination will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Business Combination, prior to the hearing required to approve the Interim Order;

(c)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Business Combination to those whom Whitecap Shares will be issued pursuant to the Business Combination;

(d)	each person entitled to receive the Whitecap Shares pursuant to the Business Combination will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Business Combination and providing them with the sufficient information necessary for them to exercise that right;

(e)	each person entitled to receive Whitecap Shares will be advised that the Whitecap Shares issued pursuant to the Business Combination have not been registered under the U.S. Securities Act and will be issued by Whitecap in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)	the Final Order approving the Business Combination that is obtained from the Court will expressly acknowledge that the Business Combination is substantively and procedurally fair to those whom Whitecap Shares will be issued pursuant to the Business Combination;

(g)	the Interim Order approving the Veren Meeting will specify that each Veren Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Business Combination so long as they enter an appearance within the time prescribed by the Interim Order; and

(h)	the Final Order shall include a statement to substantially the following effect: “This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by such Act, regarding the distribution of securities of Whitecap, pursuant to the Plan of Arrangement.”

2.13	Income Tax Matters and Withholdings Obligations

(a)	Veren, Whitecap and the Depositary shall be entitled to deduct or withhold from any amounts payable (including from any shares issuable or transferable) to any Person pursuant to the Business Combination (including in connection with any amount payable, or any shares issuable or transferable, pursuant to any Veren Incentive), such amounts as Veren, Whitecap or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment, issuance or transfer, as the case may be, under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to such Person in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts (or net proceeds therefrom) are timely remitted to the appropriate Governmental Authority. Any of Veren, Whitecap or the Depositary is hereby authorized to sell or otherwise dispose of any shares issuable or transferable pursuant to the Business Combination or any Veren Incentive as is necessary to provide sufficient funds to Veren, Whitecap or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Veren, Whitecap or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and Veren, Whitecap or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale. Veren shall be exclusively responsible to ensure compliance with any deduction, withholding and remittance obligations imposed on it under Applicable Law (including the Tax Act) in respect of any amounts paid or shares issued or transferred in connection with the exercise or settlement of Veren Incentives (whether pursuant to Section 2.10 or otherwise).

(b)	The Business Combination is intended to qualify as a tax-deferred reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the U.S. Treasury Regulations promulgated under Section 368 of the Internal Revenue Code, and this Agreement, together with the Plan of Arrangement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Internal Revenue Code. Each Party agrees to (i) use commercially reasonable efforts to not take or knowingly fail to take (and to cause its affiliates not to take or knowingly fail to take) any action that would reasonably be expected to prevent or impede the Business Combination from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, (ii) treat the Business Combination as a tax-deferred reorganization within the meaning of Section 368(a) of the Internal Revenue Code for all United States federal income tax purposes, (iii) treat this Agreement, together with the Plan of Arrangement, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the Internal Revenue Code, and (iv) not take any position on any Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by Applicable Law (as determined by Whitecap’s outside accounting firm at a “more likely than not” or higher level of comfort).

Article 3
COVENANTS AND ADDITIONAL AGREEMENTS

3.1	Conduct of Business of Whitecap

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of Veren (such consent not to be unreasonably withheld, conditioned or delayed):

(a)	the business of Whitecap and the Whitecap Subsidiaries (collectively, the “Whitecap Group”) shall be conducted only in, and the members of the Whitecap Group shall not take any action except in, the ordinary course of business and consistent with its past practice other than as disclosed in writing to Veren by Whitecap, and Whitecap shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)	Whitecap shall not, and shall not permit any other member of the Whitecap Group to, directly or indirectly: (i) amend Whitecap’s constating documents or amend in any material respect the constating documents of any other member of the Whitecap Group; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case, except as required by IFRS or as disclosed in writing by Whitecap to Veren; (iii) other than the regular monthly dividends to Whitecap Shareholders in accordance with the terms thereof and in an amount consistent with past practice, declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of the Whitecap Shares owned by any Person other than a member of the Whitecap Group; (iv) except (A) Whitecap Shares issuable pursuant to the terms of Whitecap Incentives outstanding on the Agreement Date, or (B) as disclosed in writing by Whitecap to Veren, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Whitecap or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Whitecap or any of its subsidiaries; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Whitecap or a Whitecap Subsidiary; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	except as disclosed in writing by Whitecap to Veren, Whitecap shall not, and shall not permit any other member of the Whitecap Group to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of the Whitecap Group with a value individually or in the aggregate exceeding [limit redacted], other than the sale of petroleum products in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from a subsidiary of Whitecap) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [limit redacted]; (iii) (A) incur any indebtedness for borrowed money or any other refinancing, liability or obligation, or (B) issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in each case (x) as required to perform or fulfill the Whitecap Capital Program, (y) as disclosed in the Whitecap Disclosure Letter, or (z) in the ordinary course of business consistent with past practice for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time, or, in any case, in relation to internal transactions solely involving members of the Whitecap Group (but which for greater certainty, “in the ordinary course of business consistent with past practice” shall not include the redemption, repurchase or calling of any outstanding Whitecap Notes); (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Whitecap, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Whitecap’s most recently publicly available financial statements as of the Agreement Date as required by Applicable Laws or incurred in the ordinary course of business consistent with past practice, but which shall not include the redemption, repurchase or calling of any outstanding Whitecap Notes; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Whitecap; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document which is material to the business of Whitecap, other than in the ordinary course of business consistent with past practice; (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business consistent with past practice (which for greater certainty, “ordinary course of business consistent with past practice” shall not include the entry into, amendment, renewal or termination of any transportation or any physical purchases and sales Contracts with a term greater than twelve (12) months); (viii) endorse or enter into, or materially change, amend or modify any Contract, arrangement or undertaking with any Person (other than a subsidiary of Whitecap) in which such member of the Whitecap Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	except as disclosed in writing by Whitecap to Veren, Whitecap shall not enter into any Contract that has take or pay obligations of any nature whatsoever which individually could require payments by Whitecap of more than [limit redacted] annually or that in aggregate together with other Contracts with take or pay obligations of any nature whatsoever entered into after the Agreement Date could require payments by Whitecap of more than [limit redacted] annually;

(e)	except for the aggregate amount set forth in the Whitecap Capital Program which has been disclosed in writing by Whitecap to Veren, Whitecap shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding [limit redacted];

(f)	except as disclosed in writing by Whitecap to Veren, Whitecap shall not, and shall not permit any other member of the Whitecap Group to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement (or amendments thereof or ancillary agreements) with, any executive officer or director of any member of the Whitecap Group, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(g)	except as disclosed in writing by Whitecap to Veren, no member of the Whitecap Group shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans (including making matching contributions under the employee savings plan);

(h)	Whitecap shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or reinsurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Whitecap, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)	Whitecap shall maintain a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and will otherwise comply with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not materially affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(j)	Whitecap shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all amounts that are required to be so withheld by any Applicable Laws and Whitecap shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(k)	Whitecap shall: (i) duly and on a timely basis file all material Returns required to be filed by it before the Effective Date and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable by it before the Effective Date unless validly contested; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes, file any material amended Returns or make any material Tax filings outside the ordinary course of business, except as required by Applicable Law; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns or with respect to the assessment or reassessment of material Taxes; (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [limit redacted]; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2023; (viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Whitecap which are not due or payable prior to the Effective Date; and

(l)	Whitecap shall not agree, resolve or commit to do any of the foregoing.

Nothing in this Agreement is intended to or shall result in Veren exercising material influence over the operations of Whitecap, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date. For greater certainty, prior to the Effective Date, Whitecap will exercise, consistent with the terms of this Agreement, complete control and supervision over the Whitecap Group’s operations.

3.2	Conduct of Business of Veren

From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of Whitecap (such consent not to be unreasonably withheld, conditioned or delayed):

(a)	the business of Veren and the Veren Subsidiaries (collectively, the “Veren Group”) shall be conducted only in, and the members of the Veren Group shall not take any action except in, the ordinary course of business and consistent with its past practice other than as disclosed in writing to Whitecap by Veren, and Veren shall use all reasonable commercial efforts to maintain and preserve its and their business organization, assets, employees and advantageous business relationships;

(b)	Veren shall not, and shall not permit any other member of the Veren Group to, directly or indirectly: (i) amend Veren’s constating documents or amend in any material respect the constating documents of any other member of the Veren Group; (ii) amend its existing accounting policies, practices, methods and principles or adopt new accounting principles, in each case, except as required by IFRS or as disclosed in writing by Veren to Whitecap; (iii) other than (A) the regular quarterly dividend to be paid on April 1, 2025 by Veren to Veren Shareholders of record on March 15, 2025, and (B) one or more Special Dividends if the Effective Date occurs after May 31, 2025 (being the record date for the dividend that is payable or paid to the Whitecap Shareholders in respect of the May 2025 operations of Whitecap), declare, set aside or pay any dividend or other distribution or payment in cash, shares or property in respect of the Veren Shares owned by any Person other than a member of the Veren Group; (iv) except (A) Veren Shares issuable pursuant to the terms of Veren Incentives outstanding on the Agreement Date, or (B) as disclosed in writing by Veren to Whitecap, issue, grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Veren or any of its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Veren or any of its subsidiaries; (v) split, consolidate, redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Veren or a Veren Subsidiary; or (viii) enter into, modify or terminate any Contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

(c)	except as disclosed in writing by Veren to Whitecap, Veren shall not, and shall not permit any other member of the Veren Group to, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets of the Veren Group with a value individually or in the aggregate exceeding [limit redacted], other than the sale of petroleum products in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of shares or securities, contributions of capital (other than to or from a subsidiary of Veren) or, other than the purchase of petroleum products in the ordinary course of business, purchase of any property or assets of any other individual or entity with a value individually or in the aggregate exceeding [limit redacted]; (iii) (A) incur any indebtedness for borrowed money or any other refinancing, liability or obligation, or (B) issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in each case (x) as required to perform or fulfill the Veren Capital Program, (y) as disclosed in the Veren Disclosure Letter, or (z) in the ordinary course of business consistent with past practice for refinancing existing debt on commercially reasonable terms given market conditions at the applicable time, or, in any case, in relation to internal transactions solely involving members of the Veren Group (but which for greater certainty, “in the ordinary course of business consistent with past practice” shall not include the redemption, repurchase or calling of any outstanding Veren Notes); (iv) pay, discharge or satisfy any claims, liabilities or obligations (including any regulatory investigation) which are material to the business of Veren, other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Veren’s most recently publicly available financial statements as of the Agreement Date as required by Applicable Laws or incurred in the ordinary course of business consistent with past practice, but which shall not include the redemption, repurchase or calling of any outstanding Veren Notes; (v) release or relinquish, or authorize or propose to do so, any contractual right which is material to the business of Veren; (vi) waive, release, grant or transfer any rights of value or modify or change any existing license, lease, Contract or other document which is material to the business of Veren, other than in the ordinary course of business consistent with past practice; (vii) enter into, amend or terminate any Hedging Transaction, other than a Hedging Transaction entered into, amended or terminated in the ordinary course of business consistent with past practice (which for greater certainty, “ordinary course of business consistent with past practice” shall not include the entry into, amendment, renewal or termination of any transportation or any physical purchases and sales Contracts with a term greater than twelve (12) months); (viii) endorse or enter into, or materially change, amend or modify any Contract, arrangement or undertaking with any Person (other than a subsidiary of Veren) in which such member of the Veren Group holds a direct or indirect equity interest; or (ix) authorize or propose any of the foregoing, or enter into or modify any Contract, agreement, commitment or arrangement to do any of the foregoing;

(d)	except as disclosed in writing by Veren to Whitecap, Veren shall not enter into any Contract that has take or pay obligations of any nature whatsoever which individually could require payments by Veren of more than [limit redacted] annually or that in aggregate together with other Contracts with take or pay obligations of any nature whatsoever entered into after the Agreement Date could require payments by Veren of more than [limit redacted] annually;

(e)	except for the aggregate amount set forth in the Veren Capital Program which has been disclosed in writing by Veren to Whitecap, Veren shall not incur or commit to capital expenditures prior to the Effective Date individually or in the aggregate exceeding [limit redacted];

(f)	except as disclosed in writing by Veren to Whitecap, Veren shall not, and shall not permit any other member of the Veren Group to, grant to any executive officer or director an increase in compensation in any form, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, or take any action with respect to the grant of any change of control, severance, retention or termination pay to, or the entering into of any employment agreement (or amendments thereof or ancillary agreements) with, any executive officer or director of any member of the Veren Group, or with respect to any increase of benefits payable under its current change of control, severance or termination pay policies;

(g)	except as disclosed in writing by Veren to Whitecap, no member of the Veren Group shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, retention, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of employees, except as is necessary to comply with non-discretionary requirements of pre-existing plans (including making matching contributions under the employee savings plan);

(h)	Veren shall use its reasonable commercial efforts (taking into account insurance market conditions and offerings and industry practices) to cause its current insurance (or reinsurance) policies, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, except where such cancellation, termination or lapse would not individually or in the aggregate be material to Veren, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(i)	Veren shall maintain a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and will otherwise comply with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not materially affect the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS;

(j)	Veren shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons (including all Persons who are non-residents of Canada for the purposes of the Tax Act), all amounts that are required to be so withheld by any Applicable Laws and Veren shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(k)	Veren shall: (i) duly and on a timely basis file all material Returns required to be filed by it before the Effective Date and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all material Taxes which are due and payable by it before the Effective Date unless validly contested; (iii) not make, rescind or revoke any material express or deemed election relating to Taxes, file any material amended Returns or make any material Tax filings outside the ordinary course of business, except as required by Applicable Law; (iv) not make a request for a Tax ruling with any Governmental Authority with respect to any material Taxes; (v) not agree to any extension of time for the filing of any material Returns or with respect to the assessment or reassessment of material Taxes; (vi) not enter into a settlement agreement or settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes in respect of any matter where the aggregate amount of Tax exceeds [limit redacted]; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for the taxation year ending December 31, 2023; (viii) not enter into any Tax sharing, Tax allocation or Tax indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes); and (ix) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all material Taxes accruing in respect of Veren which are not due or payable prior to the Effective Date; and

(l)	Veren shall not agree, resolve or commit to do any of the foregoing.

Nothing in this Agreement is intended to or shall result in Whitecap exercising material influence over the operations of Veren, particularly in relation to operations in which the Parties compete or would compete, but for this Agreement, with each other, prior to the Effective Date. For greater certainty, prior to the Effective Date, Veren will exercise, consistent with the terms of this Agreement, complete control and supervision over the Veren Group’s operations.

3.3	Mutual Covenants Regarding the Business Combination

Subject to Applicable Laws, from the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 9, except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed):

(a)	each Party will comply promptly with all requirements imposed by Law on it with respect to this Agreement and the Business Combination, including seeking all required shareholder approvals at the Veren Meeting and the Whitecap Meeting, as applicable;

(b)	each Party will use its reasonable commercial efforts to assist the Other Party in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Business Combination;

(c)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, each Party shall use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under this Agreement (to the extent the satisfaction of the same is within the control of such Party) and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete and give effect to the transactions contemplated by this Agreement and the Business Combination, including using its reasonable commercial efforts to promptly:

(i)	obtain and maintain all necessary waivers, consents, permits, exemptions, orders, agreements, amendments (including, if applicable, in respect of the Interim Order), confirmations and approvals required to be obtained from any Person in connection with the Business Combination (including from counterparties to any material Contracts); and notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than a Governmental Authority) with respect to any transaction contemplated by this Agreement: (A) not, without the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed), pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any material commitment or incur any liability or other obligation due to such Person to the extent that such payments are not provided for in a Contract with such Person; and (B) neither Party nor any of their respective affiliates shall be required to pay or commit to pay to such Person whose approval or consent is being solicited any material amount of cash or other consideration, or make any commitment or incur any liability or other obligation to such Person to the extent that such payments are not provided for in a Contract with such Person;

(ii)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder;

(iii)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, effect all necessary registrations, filings and submissions of information required by Governmental Authority from such Party and its subsidiaries relating to the Business Combination;

(iv)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, obtain all necessary exemptions, consents, orders, approvals and authorizations as are required by it under all Applicable Laws to permit it to carry out the transactions contemplated by this Agreement and/or necessary to complete the Business Combination; and

(v)	upon reasonable consultation with the Other Party, oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Business Combination and to defend, or cause to be defended, all lawsuits or other legal, regulatory or other proceedings challenging or affecting the Business Combination or this Agreement or the consummation of the transactions contemplated hereby;

(d)	each Party will promptly provide to the Other Party, for review by the Other Party and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including any news release or material change report, subject to such Party’s obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and the Other Party agrees to keep such information confidential in accordance with the terms of the Confidentiality Agreement until it is filed as part of such Party’s public disclosure record on SEDAR+;

(e)	neither Veren nor Whitecap or their respective subsidiaries, as applicable, shall take any action, refrain from taking any reasonable commercial action, or permit any action to be taken or reasonable commercial action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially impede or significantly delay the consummation of the Business Combination or the transactions contemplated hereby, or which would render, or may reasonably be expected to render, any representation or warranty made by such Party in this Agreement untrue in any material respect;

(f)	each Party will promptly notify the Other Party in writing of:

(i)	any notice or other communication from any Person (other than Governmental Authorities in connection with the Key Regulatory Approval) alleging that the consent or waiver, permit, exemption, order, approval, agreement, amendment or confirmation of such Person (or another Person) is or may be required in connection with this Agreement or the Business Combination and the response thereto from such Party, its subsidiaries or its Representatives;

(ii)	any material communication from any Governmental Authority in connection with the transactions and Key Regulatory Approval contemplated by this Agreement and the response thereto from such Party, its subsidiaries or its Representatives;

(iii)	any material Governmental Authority or third-party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of Veren or Whitecap or their respective subsidiaries, as applicable, or the Business Combination, and any material change in relation thereto;

(iv)	all material matters relating to material claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of such Party, threatened, against Veren or Whitecap or their respective subsidiaries, as applicable, or related to the Business Combination; and

(v)	any material change (actual, anticipated, contemplated or, to the knowledge of such Party, threatened) in its business, operations, affairs, assets, capitalization, financial condition, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by such Party in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

such Party shall in good faith discuss with the Other Party any change in circumstances (actual, anticipated, contemplated, or to the knowledge of such Party, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to the Other Party pursuant to this Section 3.3(f);

(g)	each Party shall promptly inform the Other Party as soon as it is aware of any material communication (written or oral) received by such Party or its Representatives from the Veren Shareholders (in the case of Veren) or the Whitecap Shareholders (in the case of Whitecap) in opposition to the Business Combination or the transactions contemplated in this Agreement;

(h)	each Party will use its reasonable commercial efforts to maintain its status as a “reporting issuer” (or similarly designated entity) not in default under Applicable Canadian Securities Laws in the provinces and territories where it is a reporting issuer at the Agreement Date;

(i)	each Party shall indemnify and save harmless the Other Party and its subsidiaries and their respective directors, officers, employees, representatives and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which any of such Persons may be subject or which any of such Persons may suffer or incur, whether under the provisions of any Law or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by such Party in the Veren Information (in the case of Veren) or the Whitecap Information (in the case of Whitecap) contained in the Circular; or

(ii)	any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission of a material fact or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by such Party in the Veren Information (in the case of Veren) or the Whitecap Information (in the case of Whitecap) contained in the Circular, except that such Party shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based solely upon any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Whitecap Information or the Veren Information, as applicable, included in the Circular or the non-compliance by the Other Party with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(j)	except for proxies and non-substantive communications with the holders of its securities and communications that a Party is required to keep confidential pursuant to Applicable Law, such Party shall furnish promptly to the Other Party, or the Other Party’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by such Party from holders of such Party’s securities or regulatory agencies in connection with: (i) the Business Combination; (ii) the Veren Meeting or the Whitecap Meeting, as applicable; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies, in connection with the transactions contemplated by this Agreement;

(k)	other than in connection with obtaining the Key Regulatory Approval, which approval shall be governed by the provisions of Section 3.6, each Party shall make all filings and applications under Applicable Laws that are required to be made by such Party in connection with the Business Combination and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws; and

(l)	each Party shall ensure that it has available funds to permit the payment of the Whitecap Termination Amount pursuant to Section 7.2 or the Veren Termination Amount pursuant to Section 7.3, as applicable, having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount if required.

3.4	Additional Covenants of Whitecap

Whitecap shall perform and shall cause each other member of the Whitecap Group to perform all obligations required to be performed under this Agreement, cooperate with Veren in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

(a)	Whitecap shall assist Veren in the preparation of the Court documents related to the Interim Order and the Final Order;

(b)	subject to Applicable Laws, Whitecap shall not file any material with, or make any submissions to, the Court in connection with the Business Combination or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Veren’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, on the condition that nothing herein shall require Veren to agree or consent to any decreased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Veren’s obligations, or diminishes or limits Veren’s rights, set forth in any such filed or served materials or under this Agreement;

(c)	unless this Agreement shall have been terminated in accordance with Section 9.1, Whitecap shall convene and hold the Whitecap Meeting, at which meeting the Share Issuance Resolution shall be submitted to the Whitecap Shareholders entitled to vote upon such resolution for approval, even if the Whitecap Board shall have withdrawn, amended, modified or qualified the Whitecap Board Recommendation;

(d)	subject to the terms of this Agreement, Whitecap shall solicit proxies to be voted at the Whitecap Meeting in favour of the matters to be considered at such meeting, including the Share Issuance Resolution, and against any resolution submitted by any Person that is inconsistent with such resolution and the completion of any of the transactions contemplated by this Agreement and, if requested by Veren, acting reasonably, will retain a proxy solicitation firm to assist with its proxy solicitation;

(e)	Whitecap shall conduct the Whitecap Meeting in accordance with the by-laws of Whitecap and any instrument of a Governmental Authority governing or having authority over such meeting and otherwise in accordance with Applicable Laws;

(f)	Whitecap will use its reasonable commercial efforts to maintain the listing of the Whitecap Shares on the TSX;

(g)	Whitecap shall apply to the TSX for conditional approval of the listing of the Whitecap Shares to be issued pursuant to the Business Combination and use all reasonable commercial efforts to obtain such conditional approval or approvals, subject only to customary conditions for listing of such Whitecap Shares including receiving the approval of the Whitecap Shareholders for the Share Issuance Resolution, prior to the mailing of the Circular;

(h)	Whitecap will cause to be taken all necessary corporate action to create, allot and reserve for issuance the Whitecap Shares to be issued in exchange for Veren Shares pursuant to the Plan of Arrangement; and

(i)	other than in connection with obtaining the Key Regulatory Approval (which shall be governed by Section 3.6), Whitecap will make all filings and applications under Applicable Laws that are required to be made on the part of Whitecap or, following the Effective Date, Veren, in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws.

3.5	Additional Covenants of Veren

Veren shall perform and shall cause each other member of the Veren Group to perform all obligations required to be performed under this Agreement, cooperate with Whitecap in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing:

(a)	Veren will forthwith carry out the terms of the Interim Order and the Final Order;

(b)	Veren will use its reasonable commercial efforts to maintain the listing of the Veren Shares on the TSX and the NYSE and to file with, or furnish to, the U.S. Securities and Exchange Commission in a timely manner all reports required to be filed or furnished by it pursuant to the U.S. Exchange Act and the rules thereunder;

(c)	unless this Agreement shall have been terminated in accordance with Section 9.1, Veren shall convene and hold the Veren Meeting, at which meeting the Veren Transaction Resolution shall be submitted to the Veren Shareholders entitled to vote upon such resolution for approval, even if the Veren Board shall have withdrawn, amended, modified or qualified the Veren Board Recommendation;

(d)	Veren shall conduct the Veren Meeting in accordance with the by-laws of Veren and any instrument of a Governmental Authority governing or having authority over such meeting (including the Interim Order) and otherwise in accordance with Applicable Laws;

(e)	subject to the terms of this Agreement, Veren shall solicit proxies to be voted at the Veren Meeting in favour of the matters to be considered at such meeting, including the Veren Transaction Resolution, and against any resolution submitted by any Person that is inconsistent with such resolution and the completion of any of the transactions contemplated by this Agreement and, if requested by Whitecap, will retain a proxy solicitation firm to assist with its proxy solicitation;

(f)	prior to the Effective Date, Veren shall cooperate with Whitecap in making an application to list the Whitecap Shares to be issued pursuant to the Business Combination on the TSX;

(g)	prior to the application for the Interim Order, Veren shall use its reasonable commercial efforts to deliver to Whitecap, Veren Option Exercise or Surrender Agreements executed by each holder of Veren Options, and after receipt of the Interim Order Veren shall continue to do so until the Effective Time;

(h)	prior to the application for the Interim Order, Veren shall use its reasonable commercial efforts to deliver to Whitecap, Veren PSU Consent Agreements executed by each holder of Veren PSUs, and after receipt of the Interim Order Veren shall continue to do so until the Effective Time;

(i)	other than in connection with obtaining the Key Regulatory Approval (which shall be governed by Section 3.6), Veren will make all filings and applications under Applicable Laws that are required to be made on the part of Veren in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws; and

(j)	Veren shall promptly inform Whitecap as soon as it is aware of the number of Veren Shareholders for which Veren receives notices of dissent or written objections to the Business Combination, whether or not such notices or objections are valid or in proper form, and provide Whitecap with copies of such notices and written objections on an as received basis and, subject to Applicable Laws, shall provide Whitecap with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Veren to any Veren Shareholder exercising or purporting to exercise Dissent Rights in relation to the Veren Transaction Resolution and reasonable consideration shall be given to any comments made by Whitecap and its counsel prior to sending any such written communications. Veren shall not settle any claims with respect to Dissent Rights without the prior written consent of Whitecap, not to be unreasonably withheld, conditioned or delayed.

3.6	Key Regulatory Approval

(a)	In connection with the Key Regulatory Approval:

(i)	within five (5) Business Days following the Agreement Date, Whitecap shall, with the assistance of and in consultation with Veren, prepare and file with the Commissioner a request for an ARC or, in the alternative, a No Action Letter, in respect of the transactions contemplated by this Agreement and a waiver of the obligation to file notifications under Part IX of the Competition Act pursuant to section 113(c) of the Competition Act; and

(ii)	if the Competition Act Approval is not obtained within twenty (20) days of the submission of the request for an ARC or, in the event that the Commissioner will not issue an ARC or a waiver of the obligation to file notifications under Part IX of the Competition Act, upon written request by Whitecap or Veren, each of Whitecap and Veren shall, and shall cause their respective affiliates, if applicable, to file with the Commissioner a notification under Part IX of the Competition Act within ten (10) Business Days following receipt of such request.

(b)	Each Party shall, and shall cause its respective affiliates to, use its commercially reasonable efforts to obtain the Key Regulatory Approval as soon as reasonably practicable, but in any event no later than three (3) Business Days prior to the Outside Date.

(c)	In connection with obtaining the Key Regulatory Approval, subject to Applicable Law, each Party shall, and shall cause its affiliates to: (i) cooperate with the Other Party and provide such information and assistance to the Other Party as the Other Party may reasonably request in connection with obtaining the Key Regulatory Approval; (ii) respond as soon as reasonably practicable to any requests for information (including in respect of any submissions or supplementary information requests) or requests for meetings by any Governmental Authority; (iii) permit the Other Party an advance opportunity to review and comment upon any proposed written communications to any Governmental Authority, consider in good faith the comments of the Other Party, and provide the Other Party with final copies thereof; (iv) not participate in any substantive meetings or discussions (whether in person, by e-mail, by telephone or otherwise) with any Governmental Authority without giving the Other Party a reasonable opportunity to attend and participate thereat (except where the Governmental Authority expressly requests that a Party should not be present at the meeting or discussion or part or parts of the meeting or discussion); (v) keep the Other Party informed of the status of the Key Regulatory Approval and promptly notify the Other Party of receipt of any communications (oral or written) of any nature from a Governmental Authority and provide the Other Party with copies thereof; (vi) refrain from extending or consenting to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the Other Party; and (vii) not do anything that would reasonably be expected to prejudice the Key Regulatory Approval from being obtained as soon as reasonably practicable.

(d)	Notwithstanding any requirement in this Agreement, including this Section 3.6 and Section 7.6, or any other provision in this Agreement, where a Party is required to provide information to the Other Party that the disclosing Party deems to be competitively sensitive, the disclosing Party may restrict the provision of such competitively sensitive information only to the external legal counsel of the Other Party, provided that the disclosing Party also provides a redacted version of any such information to the Other Party.

(e)	Whitecap and Veren shall each be responsible for and shall pay 50% of the filing fees payable in respect of the Key Regulatory Approval.

3.7	Financings

(a)	Whitecap shall take, or cause to be taken, all actions as are necessary, proper or advisable to: (i) maintain in effect the Debt Commitment Letters and the Whitecap Credit Agreement in accordance with their respective terms, which for certainty, provides for an automatic reduction of commitments under the Bridge Commitment Letter upon closing of the new credit facilities under the Accordion Commitment Letter with, among other things, commitments in excess of $2.5 billion under such new credit facilities (except for such amendments, supplements, modifications, replacements or waivers permitted pursuant to this Section 3.7); provided that the commitments of the lenders under the Bridge Commitment Letter may be cancelled on the Downgrade Expiry Date if, on such date, all of the Veren IG Notes are rated BBB(low) or higher by DBRS Limited; (ii) negotiate and enter into definitive documentation with respect to the Debt Financings on the respective terms and conditions (including the “market flex” provisions) contained in the Debt Commitment Letters or on other terms in accordance with this Section 3.7 (the “Financing Documents”); provided that Whitecap shall not be required to negotiate and enter into any Financing Documents with respect to the Bridge Commitment Letter unless and until there occurs a “Ratings Decline” (under and as defined in the Veren Note Indenture); (iii) satisfy or obtain the waiver of all conditions to funding in the Debt Commitment Letters (or Financing Documents entered into with respect to the Debt Commitment Letters) applicable to Whitecap to enable the consummation of the Debt Financings at or prior to the Effective Time; provided that Whitecap shall not be required to consummate any Debt Financing under any Financing Documents entered into with respect to the Bridge Commitment Letter unless and until there is a “Change of Control Payment Date” (under and as defined in the Veren Note Indenture); (iv) enforce its rights under the Debt Commitment Letters in the event of a breach by the Debt Financing Sources that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Business Combination (it being agreed that any delay to a date that would be later than the Outside Date is a material delay); and (v) ensure that the required funds are available before the “Change of Control Payment Date” (under and as defined in the Veren Note Indenture).

(b)	Whitecap shall not permit, without the prior written consent of Veren (not to be unreasonably withheld, delayed or conditioned, provided that it shall not be unreasonable for Veren to withhold consent to any amendment or modification that would reasonably be expected to cause closing of the Business Combination to occur after the Outside Date), any amendment or modification to be made to, or any waiver or release of any provision or remedy to be made under, the Debt Commitment Letters or any Financing Document (it being understood that the exercise of any “market flex” provisions shall not be deemed to be an amendment, modification, waiver or release) if such amendment, modification, waiver or release imposes new or additional conditions precedent to the availability of the Debt Financings, reduces the amount of the commitments thereunder or would otherwise reasonably be expected to prevent or materially delay the consummation of the Debt Financings or the consummation of the transactions contemplated by this Agreement; provided, that notwithstanding the foregoing Whitecap shall be permitted to amend the Debt Commitment Letters to add lenders (and re-allocate commitments as a consequence of the addition of lenders), arrangers, book-runners, syndication and documentation agents or similar entities who have not executed the Debt Commitment Letters as of the Agreement Date.

(c)	Upon reasonable request by Veren, Whitecap will provide Veren with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Debt Financings. Without limiting the generality of the foregoing, Whitecap shall give Veren notice as soon as reasonably practicable: (i) of any actual breach or default by any party to any Debt Commitment Letter, the Financing Documents or the Whitecap Credit Agreement of which Whitecap becomes aware; (ii) of the receipt of any written notice or other communication from any Debt Financing Source with respect to any actual breach, default, termination or repudiation by any party to any Debt Commitment Letter, any Financing Documents or the Whitecap Credit Agreement; (iii) if for any reason Whitecap believes in good faith that it will not be able to obtain all or any portion of the Debt Financings contemplated by the Debt Commitment Letters or the Whitecap Credit Agreement; (iv) if any Debt Commitment Letter or the Whitecap Credit Agreement expires or is terminated for any reason; and (v) if any Debt Commitment Letter or the Whitecap Credit Agreement is amended or supplemented, or if any waiver is granted in respect thereof, together with the applicable amendment, supplement or waiver. As soon as reasonably practicable after the date Veren delivers to Whitecap a written request, Whitecap shall provide any information reasonably requested by Veren relating to any circumstance referred to in clause (i), (ii), (iii), (iv) or (v) of the immediately preceding sentence. Whitecap shall not be required to make a disclosure under this Section 3.7 to the extent that any such disclosure would be prohibited under Applicable Laws or could reasonably be expected to result in a waiver of solicitor-client privilege.

(d)	If any portion of the Debt Financings becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letters or the Whitecap Credit Agreement, Whitecap shall use its reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources which alternative financing shall (i) provide for an aggregate commitment amount (for the avoidance of doubt, inclusive of the commitment amount under such alternative financing) that is sufficient to enable Whitecap to complete (A) the financings described under the Debt Commitment Letters and (B) the Whitecap Credit Agreement Financing, and (ii) be subject to such terms and conditions as would not reasonably be expected to prevent or materially delay the consummation of the Business Combination or the transactions contemplated hereby. Whitecap shall deliver to Veren true, correct and complete copies of such alternative commitments when available; provided that the commitments of the lenders under the Bridge Commitment Letter may be cancelled on the Downgrade Expiry Date if, on such date, all of the Veren IG Notes are rated BBB(low) or higher by DBRS Limited. For the avoidance of doubt, Whitecap arranging and obtaining, in replacement of the Debt Financing, new or replacement financing in accordance with this Section 3.7 shall not modify or affect in any way any of Veren’s or Whitecap’s rights or obligations pursuant to this Agreement. In the event any alternative financing is obtained, all references herein to the “Accordion Debt Financing”, the “Bridge Debt Financing” or the “Whitecap Credit Agreement Financing”, as applicable, shall be deemed to include such alternative financing and all references herein to the “Accordion Commitment Letter”, the “Bridge Commitment Letter” or the “Whitecap Credit Agreement Financing”, as applicable, shall be deemed to include the applicable credit agreement(s), commitment letter(s) and any related fee letter(s) for the alternative financing.

(e)	Whitecap acknowledges and agrees that Whitecap obtaining financing is not a condition to any of its obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of Whitecap. For the avoidance of doubt, if any financing referred to in this Section 3.7 is not obtained, Whitecap will continue to be obligated to consummate the Business Combination, subject to and on the terms contemplated by this Agreement, subject to the applicable conditions set forth in Article 6.

(f)	In addition to the foregoing and for greater certainty, Whitecap shall take, or cause to be taken, all actions as are necessary, proper or advisable to obtain and maintain in full force and effect all credit facilities and/or financing arrangements as are required in order to permit the conditions of Veren in Section 6.3(c) to be satisfied.

3.8	Financing Assistance

(a)	Veren shall use commercially reasonable efforts to provide and to cause its subsidiaries (and to use commercially reasonable efforts to cause its and their Representatives) to provide such customary and timely cooperation to Whitecap as Whitecap may reasonably request in connection with the arrangements by Whitecap to obtain the Debt Financings (provided that (i) such cooperation does not unreasonably interfere with the ongoing business operations of Veren or its subsidiaries; (ii) other than any customary authorization letters described below, Veren shall not be required to execute or enter into, or cause any of its subsidiaries to execute or enter into, any binding commitment or agreement which becomes effective prior to the Effective Time or which is not conditional on the completion of the Business Combination and does not terminate without liability to Veren or its subsidiaries upon the termination of this Agreement; (iii) neither the Veren Board nor any of Veren’s subsidiaries’ boards of directors (or equivalent bodies) shall be required to approve or adopt any financing or Contracts related thereto (or any alternative financing) that would take effect prior to, or are not otherwise contingent upon the occurrence of, the Effective Time (and no such directors that shall not be continuing directors shall be required to take such action); (iv) no employee, officer or director of Veren or any of its subsidiaries shall be required to take any action which would result in such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer) with respect to any matters related to the Debt Financings; and (v) any actions taken hereunder shall be, and shall be deemed to be, taken in compliance with this Section 3.8), including:

(i)	making available to Whitecap, its Representatives and their Debt Financing Sources and their respective agents and advisors, such financial information or other information as Whitecap may reasonably request in connection with the preparation of the Financing Materials, and assist in providing customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders and other financing sources (without limiting the confidentiality restrictions noted below);

(ii)	providing Whitecap and its Representatives with any financial information and data required to prepare any pro forma financial statements and with any reserves and operating data, in each case, reasonably required or customarily included in the Financing Materials;

(iii)	providing Whitecap and the Debt Financing Sources with the Veren information required under the Debt Commitment Letters with respect to Veren and its subsidiaries;

(iv)	cooperating and providing information reasonably required by or for the benefit of the Debt Financing Sources in the context of due diligence and verification, in compliance with applicable requirements or customary practice;

(v)	as soon as practicable following request and at least three (3) Business Days prior to the Effective Date (provided the request is at least ten (10) Business Days prior to such time), providing Whitecap and any of the Debt Financing Sources with all documentation and other information required under applicable anti-money laundering laws, rules and regulations, know-your-client processes, including without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended and with respect to beneficial ownership;

(vi)	cooperating in the discharge of existing indebtedness and Encumbrances of Veren and its subsidiaries in connection with the Debt Financings (which discharge for clarity shall not be required to take effect before closing of the Business Combination), including obtaining a customary debt pay-off letter(s) and delivering a draft of such pay-off letter(s) to Whitecap for comment and review;

(vii)	cooperating with the preparation and negotiation of and entry into and sending of definitive and ancillary documentation in connection with the Debt Financings, including any redemption notices, change of control notices, certificates and other documents required under any of the existing debt documents of Veren necessary to repay, satisfy and discharge existing indebtedness of Veren;

(viii)	promptly updating any information provided by or on behalf of it, or which relates to Veren or its subsidiaries to ensure that such information does not contain a misrepresentation; and

(ix)	using reasonable best efforts to obtain any necessary cooperation from any of its auditors and any other advisors to the use of any financial or other expert information required to be included in Financing Materials and to the identification in Financing Materials of each such advisor.

(b)	Veren acknowledges that, in connection with the Debt Financings, Whitecap may, upon reasonable consultation with Veren, have confidential discussions concerning this Agreement or the Business Combination with the Debt Financing Sources, rating agencies, prospective lenders and each of their agents and advisors during syndication of the Debt Financings (including any replacement or alternative financing) and that confidential or otherwise non-public information may be provided to the Debt Financing Sources, rating agencies, prospective lenders and each of their agents and advisors, and Veren consents to Whitecap and its affiliates and Representatives having such discussions and providing such information provided that such Debt Financing Sources, rating agencies, prospective lenders and each of their respective agents and advisors agree to keep any applicable confidential information concerning Veren or its subsidiaries confidential including through “click through” confidentiality agreements and confidentiality provisions contained in customary bank books.

(c)	Without limiting the generality of the foregoing, Veren consents to the use of all logos of Veren and its subsidiaries in any bank information memoranda, ratings agency presentations and similar documents (the “Financing Materials”) used in connection with the Debt Financings; provided, that such logos are (i) used (a) solely in a manner that is not intended, or reasonably likely, to harm or disparage Veren or its subsidiaries or the reputation or goodwill of Veren or its subsidiaries, and (b) solely in connection with a description of Veren, its business and products or the transactions contemplated by this Agreement (including the Debt Financings); or (ii) used in any other manner as may be approved by Veren from time to time.

(d)	None of Veren or its subsidiaries shall be required to: (i) pay any commitment, consent or other similar fee, incur any liability, or provide or agree to provide any indemnity in connection with the Debt Financings prior to the Effective Time; (ii) take any action or do anything that would: (a) contravene any Applicable Laws or its organizational or constating documents in effect as of the date of this Agreement; (b) breach or would result in a default under any material Contract to which Veren or its subsidiaries is party; (c) cause any breach of this Agreement that would provide Whitecap with the right to terminate this Agreement or seek indemnity, reimbursement of expenses or the payment of Veren Termination Amount under the terms hereof; or (d) reasonably be expected to prevent or materially delay the consummation of the Business Combination or the transactions contemplated hereby; (iii) disclose any information that would result in the disclosure of any trade secrets or similar information or violate any obligations of Veren or its subsidiaries with respect to confidentiality that are owed to any third party; provided, Veren shall, and shall cause its subsidiaries to, notify Whitecap if any documentation and information is being so withheld and provide a general description of such withheld documentation or information, in each case, to the extent permitted under the applicable obligation of confidentiality; or (iv) waive or amend any terms of this Agreement. Nothing in this Agreement will require any Representative of Veren or any of its subsidiaries to deliver any certificate or opinion or take any other action pursuant to this Section 3.8 that would or would reasonably be expected to result in personal liability to such Representative.

(e)	Whitecap shall, promptly upon request by Veren (and in any event following termination of this Agreement), (a) reimburse Veren or its subsidiaries for all reasonable and documented out-of-pocket costs (including reasonable and documented out-of-pocket legal fees) incurred by Veren or its subsidiaries in connection with any of the actions contemplated by this Section 3.8, and (b) shall indemnify and hold harmless Veren or its subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the cooperation of Veren and its subsidiaries contemplated by this Section 3.8 or in connection with the Debt Financings, in each case, other than in connection with any information supplied by or on behalf of Veren or any of its subsidiaries (or which relates to Veren or any of its subsidiaries which is approved in writing by Veren or any subsidiary (including by email)) or to the extent resulting from Veren’s or any of its subsidiaries’ fraud, gross negligence or willful misconduct.

3.9	Debt Financing Sources

Notwithstanding anything in this Agreement to the contrary, each of the Parties to this Agreement on behalf of itself, its affiliates and their respective directors, officers, employees, controlling persons, agents or other Representatives, hereby:

(a)	agrees, without limiting Whitecap’s rights and remedies against the Debt Financing Sources under the Debt Commitment Letters or the Financing Documents, that:

(i)	no Debt Financing Source will have any obligation or liability (whether in contract or in tort, in law or in equity or otherwise) to Veren or any of its affiliates relating to or arising out of this Agreement, the Debt Financings or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; and

(ii)	this Agreement may only be enforced against, and any claim, action or other proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as the Parties to this Agreement;

(b)	agrees that the Debt Financing Sources are express third-party beneficiaries of this Section 3.9 and shall be entitled to rely on and enforce this Section 3.9; and

(c)	agrees that no amendment or waiver of this Section 3.9 (or the definitions used herein) shall be effective to the extent such amendment or waiver is adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources.

Article 4
REPRESENTATIONS AND WARRANTIES OF Whitecap

4.1	Representations and Warranties of Whitecap

Whitecap hereby makes to, and in favour of, Veren the representations and warranties set out in Schedule “D” and acknowledges that Veren is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

4.2	Investigation

Any investigation by Veren and its advisors shall not mitigate, diminish or affect the representations and warranties of Whitecap pursuant to this Agreement.

4.3	Disclaimer

Veren agrees and acknowledges that, except as set forth in this Agreement, Whitecap makes no representation or warranty, express or implied, at law or in equity, with respect to Whitecap, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.4	Survival of Representations and Warranties

The representations and warranties of Whitecap contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

Article 5
REPRESENTATIONS AND WARRANTIES OF Veren

5.1	Representations and Warranties of Veren

Veren hereby makes to, and in favour of, Whitecap the representations and warranties set out in Schedule “E” and acknowledges that Whitecap is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

5.2	Investigation

Any investigation by Whitecap and its advisors shall not mitigate, diminish or affect the representations and warranties of Veren pursuant to this Agreement.

5.3	Disclaimer

Whitecap agrees and acknowledges that, except as set forth in this Agreement, Veren makes no representation or warranty, express or implied, at law or in equity, with respect to Veren, its businesses, its past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

5.4	Survival of Representations and Warranties

The representations and warranties of Veren contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

Article 6
CONDITIONS PRECEDENT

6.1	Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular to complete the Business Combination, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to each of Whitecap and Veren, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Whitecap or Veren, each acting reasonably, on appeal or otherwise;

(b)	the Veren Transaction Resolution shall have been approved by the Veren Shareholders by the Veren Required Approval at the Veren Meeting, in accordance with the Interim Order;

(c)	the Share Issuance Resolution shall have been approved by the Whitecap Shareholders at the Whitecap Meeting;

(d)	the Final Order shall have been granted on terms consistent with this Agreement, and such order shall not have been set aside or modified in a manner unacceptable to Whitecap or Veren, acting reasonably, on appeal or otherwise;

(e)	the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of the Whitecap Shares to be issued pursuant to the Business Combination subject only to customary conditions reasonably expected to be satisfied;

(f)	the Key Regulatory Approval shall have been obtained, and the Key Regulatory Approval shall be in full force and effect;

(g)	no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order or Law which is then in effect and has the effect of making the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination; and

(h)	the aggregate number of Veren Shares held, directly or indirectly, by the Veren Shareholders who have properly exercised and not withdrawn Dissent Rights in connection with the Business Combination shall not exceed 8% of the outstanding Veren Shares at the Effective Time.

The conditions in this Section 6.1 are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that the Parties may have, including the right of the Parties to rely on any other of such conditions.

6.2	Additional Conditions to Obligations of Whitecap

The obligation of Whitecap to consummate the transactions contemplated by this Agreement, and in particular to complete the Business Combination, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Veren shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Veren shall have provided to Whitecap a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i)	the representations and warranties in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries; Joint Ventures) and (d) (Ownership of Subsidiaries) of Schedule “E” shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date);

(ii)	the representations and warranties in Section (u) (Capitalization) of Schedule “E” shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted hereunder) as of the Effective Date as if made on and as of such date; and

(iii)

all other representations and warranties of Veren set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on Veren or prevent the completion of the transactions contemplated in this Agreement (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), and Veren shall have provided to Whitecap a certificate of two executive officers certifying such accuracy on the Effective Date; and

(c)	between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Veren.

The conditions in this Section 6.2 are for the exclusive benefit of Whitecap and may be asserted by Whitecap regardless of the circumstances or may be waived by Whitecap in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Whitecap may have, including the right of Whitecap to rely on any other of such conditions.

6.3	Additional Conditions to Obligations of Veren

The obligation of Veren to consummate the transactions contemplated by this Agreement, and in particular to complete the Business Combination, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)	Whitecap shall have fulfilled and complied with in all material respects each of its covenants herein to be performed, fulfilled or complied with on or before the Effective Time, and Whitecap shall have provided to Veren a certificate of two executive officers certifying compliance with such covenants dated the Effective Date;

(b)

(i)	the representations and warranties in Sections (a) (Organization and Qualification), (b) (Authority Relative to this Agreement), (c) (Material Subsidiaries; Joint Ventures), (d) (Ownership of Subsidiaries) and (zz) (Debt Commitment Letters) of Schedule “D” shall be true and correct in all respects as of the Agreement Date and as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date, the accuracy of which shall be determined as of such earlier date);

(ii)	the representations and warranties in Section (v) (Capitalization) of Schedule “D” shall be true and correct in all respects (except for de minimis inaccuracies) as of the Agreement Date and shall be true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions and events or circumstances permitted hereunder) as of the Effective Date as if made on and as of such date; and

(iii)

all other representations and warranties of Whitecap set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties to be so true and correct would not have, or would not reasonably be expected to have, a Material Adverse Effect on Whitecap or prevent the completion of the transactions contemplated in this Agreement (and, for this purpose, any reference to “material”, “Material Adverse Effect” or any other concept of materiality in such representations and warranties shall be ignored), and Whitecap shall have provided to Veren a certificate of two executive officers certifying such accuracy on the Effective Date;

(c)	on the Effective Date: (i) each of the Veren Credit Agreements shall be repaid in full and cancelled by Whitecap; and (ii) if any of the Veren IG Notes have been downgraded below BBB (low) by DBRS Limited, Whitecap shall have immediately available funds or one or more credit facilities having terms and conditions acceptable to Veren, acting reasonably, with immediately available funds, that, alone or together, would enable Veren or Whitecap (as its successor), as applicable, to purchase all of the Veren IG Notes as required under the Veren Note Indenture;

(d)	between the Agreement Date and the Effective Time, there shall not have occurred any changes, events, circumstances or developments that would reasonably be likely to have (individually or in the aggregate) a Material Adverse Effect on Whitecap; and

(e)	on the Effective Date, the composition of the Whitecap Board shall be as set forth in Section 2.8(a).

The conditions in this Section 6.3 are for the exclusive benefit of Veren and may be asserted by Veren regardless of the circumstances or may be waived by Veren in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Veren may have, including the right of Veren to rely on any other of such conditions.

6.4	Notice and Cure Provisions

(a)	Each Party shall give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Date; or

(ii)	result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by either Party hereunder prior to or at the Effective Date,

in each case to the extent that the conditions in Section 6.2(a) and Section 6.2(b), in the case of Veren’s representations, warranties and covenants, and Section 6.3(a) and Section 6.3(b), in the case of Whitecap’s representations, warranties and covenants, would not be capable of being satisfied at any time from the Agreement Date until the Effective Date. No such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)	Neither Veren nor Whitecap may elect to terminate this Agreement as provided for in Section 9.1(c) unless promptly, and in any event prior to the issuance of the Certificate: (i) the Party intending to rely thereon has delivered a written notice to the Other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the Other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within ten (10) days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and (ii) if the breaches of covenants, representations and warranties or other matters specified in such notice have not been cured by the date that is the earlier of the Outside Date and the date that is ten (10) days after receipt of such notice, such date shall be the termination date. More than one such notice may be delivered by a Party.

6.5	Merger of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released upon the issuance of a Certificate in respect of the Business Combination.

Article 7
ADDITIONAL AGREEMENTS

7.1	Covenants Regarding Non-Solicitation

(a)	Each Party shall, and shall cause its respective subsidiaries and its and their officers, directors, employees, financial advisors, legal counsel, accountants, advisors and all other representatives and agents (“Representatives”), as applicable, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including through any of the Representatives of such Party), if any, with any third parties (other than the Other Party), initiated before the Agreement Date with respect to any Person that has made, indicated any interest in making or may reasonably be expected to make, an Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 9, immediately discontinue providing access to and disclosure of any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise, to any Person (other than the Other Party or its Representatives) who has entered into a confidentiality agreement with the Party relating to an Acquisition Proposal; (iii) pursuant to and in accordance with each applicable confidentiality agreement relating to an Acquisition Proposal, promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with such Party and the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding such Party or any of its subsidiaries, and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, any rights or other benefits under any confidentiality agreements to which such Party or any of its subsidiaries is a party, including any “standstill provisions” thereunder. Each Party undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants or agreements that it has entered into with third parties prior to the Agreement Date.

(b)	Neither Party shall, directly or indirectly, do, nor authorize or permit any of its Representatives to do, any of the following:

(i)	solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit, assist, initiate or knowingly facilitate or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including by way of furnishing information or access to properties, facilities or books and records;

(ii)	withdraw, amend, modify or qualify, or propose to withdraw, amend, modify or qualify, in any manner adverse to the Other Party, the Veren Board Recommendation (or any related recommendation by any committee of the Veren Board) or the Whitecap Board Recommendation (or any related recommendation by any committee of the Whitecap Board), as applicable;

(iii)	make any public announcement or take any other action inconsistent with the Veren Board Recommendation or Whitecap Board Recommendation, as applicable;

(iv)	enter into or otherwise engage or participate in any negotiations or any discussions regarding any inquiry, proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, or furnish or provide access to any information with respect to such Party’s securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(v)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse, or, for a period in excess of three (3) Business Days, take no position or a neutral position with respect to a publicly announced or publicly proposed, Acquisition Proposal; or

(vi)	accept, approve, endorse or enter into (other than a confidentiality agreement permitted by and in accordance with Section 7.1(b)(vii)) or publicly propose to accept, approve, endorse or enter into any agreement, understanding or arrangement (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person if Whitecap or Veren, as applicable, completes the transactions contemplated hereby;

except that notwithstanding the provisions of clauses (ii) and (iii) of Section 7.1(a) or this Section 7.1(b), each Party and its Representatives may:

(vii)	at any time prior to obtaining the approval of the Veren Shareholders of the Veren Transaction Resolution (in the case of Veren) or at any time prior to obtaining the approval of the Whitecap Shareholders of the Share Issuance Resolution (in the case of Whitecap), enter into, or participate in, any discussions or negotiations with an arm’s length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by such Party or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement with terms at least as restrictive to such counterparty as the Confidentiality Agreement (on the condition that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to the Other Party), may furnish to such third party information concerning such Party and its business, affairs, properties and assets (on the condition that such third party is not furnished with greater access or information than the Other Party), in each case if and only to the extent that:

(A)	the third party has first made a written bona fide Acquisition Proposal, which did not result from a breach of this Section 7.1, and in respect of which the Veren Board or the Whitecap Board, as applicable, determines in good faith, after consultation with its external legal and independent financial advisors, constitutes, or would reasonably be expected to constitute or lead to, a Superior Proposal;

(B)	prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Party promptly provides written notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to the Other Party the confidentiality and standstill agreement entered into with such Person or entity in accordance with this Section 7.1(b)(vii) and the information required to be provided under Sections 7.1(c) and 7.1(d); and

(C)	the Receiving Party has been, and would be after entering into or participating in any such discussions or negotiations, in compliance with all of its obligations under this Section 7.1;

(viii)	comply with Division 3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its shareholders; and

(ix)	at any time prior to obtaining the approval of the Veren Shareholders of the Veren Transaction Resolution (in the case of Veren) or at any time prior to obtaining the approval of the Whitecap Shareholders of the Share Issuance Approval (in the case of Whitecap), withdraw the Veren Board Recommendation (or any recommendation by any committee of the Veren Board) or the Whitecap Board Recommendation (or any recommendation by any committee of the Whitecap Board), as applicable, and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation: (A) the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 7.1(d) and after receiving the advice of its financial advisors and external legal counsel, as reflected in minutes of the board of directors of such Party, that such Superior Proposal is in the best interests of the Party and the taking of such action is necessary for the board of directors of such Party to act in a manner consistent with its fiduciary duties under Applicable Law; (B) such Party complies with its obligations set out in Section 7.1(d); and (C) if such Party is entering into an agreement to implement a Superior Proposal, such Party terminates this Agreement in accordance with Section 9.1(f) or Section 9.1(g), as applicable, and concurrently therewith pays the amount required by Section 7.2 or Section 7.3, as applicable.

(c)	If, after the Agreement Date, a Party or any of its subsidiaries (the “Receiving Party”) is in receipt of an Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records, the Receiving Party shall promptly (and in any event within 24 hours of receipt by the Receiving Party) notify the Other Party (“Responding Party”) (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any amendments to the foregoing received by the Receiving Party. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) or any such request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records received by the Receiving Party or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal or offer or request (to the extent then known by the Receiving Party). The Receiving Party shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as the Responding Party may reasonably request (to the extent then known by the Receiving Party). The Receiving Party shall keep the Responding Party fully informed of the status, including any change to material terms, of any Acquisition Proposal, request or any amendment thereto, shall respond promptly to all reasonable inquiries by the Responding Party with respect thereto, and shall provide to the Responding Party copies of all material correspondence and other written material sent to or provided to the Receiving Party by any Person in connection with such inquiry, proposal, offer or request or sent or provided by the Receiving Party to any Person in connection with such inquiry, proposal, offer or request.

(d)	Following receipt of a Superior Proposal, the Receiving Party shall give the Responding Party, orally and in writing, at least five (5) Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall:

(i)	confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal;

(ii)	identify the third party making the Superior Proposal;

(iii)	if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any financing condition, due diligence condition or access condition; and

(iv)	if the Receiving Party is proposing to enter into an agreement to implement such Superior Proposal, confirm that a definitive agreement to implement such Superior Proposal has been settled between the Receiving Party and such third party in all material respects (including in respect of the value and financial terms and the value ascribed to any non-cash consideration offered under such Acquisition Proposal), and the Receiving Party will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith, and will thereafter promptly provide any amendments thereto, to the Responding Party.

During the five (5) Business Day period commencing on the delivery of such notice (such period, the “Matching Period”), the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Veren Board Recommendation or the Whitecap Board Recommendation, as applicable. During the Matching Period, the Responding Party shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Business Combination in order for such Acquisition Proposal to cease to be a Superior Proposal. In addition, during the Matching Period, or such longer period as the Receiving Party may approve in writing for such purpose: (i) the board of directors of the Receiving Party shall review any offer made by the Responding Party to amend this Agreement and the Business Combination in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the Receiving Party shall negotiate in good faith with the Responding Party to make such amendments to the terms of this Agreement and the Business Combination as would enable the Responding Party to proceed with the transactions contemplated by this Agreement on such amended terms. If the board of directors of the Receiving Party determines that such Acquisition Proposal would cease to be a Superior Proposal: (x) the Receiving Party shall promptly so advise the Responding Party, and the Receiving Party and the Responding Party shall amend this Agreement to reflect such offer made by the Responding Party, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing; and (y) the board of directors of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Acquisition Proposal and shall not release the party making the Acquisition Proposal from any standstill provisions and shall not change, withdraw, withhold, amend, modify or qualify, or propose publicly to change, withdraw, withhold, amend, modify or qualify, the Veren Board Recommendation or the Whitecap Board Recommendation, as applicable. The Receiving Party acknowledges that each successive material modification of any Superior Proposal that results in an increase in the consideration (or the value thereof) to be received by the Receiving Party’s shareholders or other material terms or conditions shall constitute a new Superior Proposal for purposes of the requirement under this Section 7.1(d) to initiate a new Matching Period.

(e)	The Whitecap Board or the Veren Board shall promptly and in any event within 24 hours after the determination in clause (i) or (ii) below, reaffirm the Veren Board Recommendation or Whitecap Board Recommendation, as applicable, by news release after any Acquisition Proposal is publicly announced or made if: (i) the board of directors of the Receiving Party determines that such Acquisition Proposal does not constitute a Superior Proposal in accordance with this Section 7.1; or (ii) the board of directors of the Receiving Party determines that an amendment to the terms of this Agreement has been agreed that results in the Acquisition Proposal not being a Superior Proposal. The Receiving Party shall provide the Responding Party and its external legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by the Responding Party and its counsel.

(f)	Each of Whitecap and Veren agree that all information that may be provided to it by the Other Party with respect to any Superior Proposal pursuant to this Section 7.1 shall be treated as if it were “Evaluation Material” as that term is defined in the Confidentiality Agreement, and such information shall not be disclosed or used except in accordance with the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 7.1. Each Party shall be responsible for any breach of this Section 7.1 by its Representatives.

7.2	Whitecap Disposition of Rights

If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)	the Veren Board (or any committee thereof): (i) fails to make the Veren Board Recommendation as required hereunder; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Veren Board Recommendation in a manner adverse to Whitecap (it being understood that the taking of a neutral position or no position with respect to a publicly announced or publicly proposed Acquisition Proposal beyond the earlier of a period of three (3) Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Veren Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Veren Board Recommendation: (A) in the manner and within the time period set out in Section 7.1(e); or (B) within five (5) Business Days after having been requested to do so by Whitecap; or (iv) resolves to do any of the foregoing, and this Agreement is terminated pursuant to Section 9.1(d);

(b)	Veren breaches any of its obligations under Section 7.1 in any material respect, and this Agreement is terminated pursuant to Section 9.1(d);

(c)	the Veren Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and this Agreement is terminated pursuant to Section 9.1(d);

(d)	this Agreement is terminated by Veren or Whitecap pursuant to Section 9.1(b)(i) and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Veren has been publicly announced, proposed, disclosed, offered or made by any Person (other than Whitecap or its affiliates) and, within twelve (12) months following the date of such termination:

(i)	the Veren Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12)-month period);

(ii)	Veren enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12)-month period); or

(iii)	any Acquisition Proposal is consummated with Veren; or

(e)	Veren enters into a definitive agreement with respect to a Superior Proposal pursuant to Section 7.1(b)(ix) and terminates this Agreement pursuant to Section 9.1(f),

(each of the above, if not timely cured, if applicable, or waived by Whitecap, being (upon expiration of the applicable cure period) hereinafter referred to as a “Whitecap Disposition Event”), Veren shall pay to Whitecap $200 million (the “Whitecap Termination Amount”), in consideration for the disposition of Whitecap’s rights under this Agreement, in immediately available funds, to an account designated by Whitecap, as follows:

(i)	if the Whitecap Termination Amount is payable pursuant to Section 7.2(a), Section 7.2(b) or Section 7.2(c), the Whitecap Termination Amount shall be payable within two (2) Business Days following the occurrence of such Whitecap Disposition Event;

(ii)	if the Whitecap Termination Amount is payable pursuant to Section 7.2(d), the Whitecap Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein; or

(iii)	if the Whitecap Termination Amount is payable pursuant to Section 7.2(e), the Whitecap Termination Amount shall be payable concurrently with the termination of this Agreement.

Veren shall only be obligated to pay one Whitecap Termination Amount pursuant to this Section 7.2.

7.3	Veren Disposition of Rights

If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)	the Whitecap Board (or any committee thereof): (i) fails to make the Whitecap Board Recommendation as required hereunder; (ii) changes, withdraws, withholds, amends, modifies or qualifies, or proposes publicly to change, withdraw, withhold, amend, modify or qualify, the Whitecap Board Recommendation in a manner adverse to Veren (it being understood that the taking of a neutral position or no position with respect to a publicly announced or publicly proposed Acquisition Proposal beyond the earlier of a period of three (3) Business Days following such announcement or the date which is the day prior to the date proxies in respect of the Whitecap Meeting must be deposited shall be considered an adverse modification to such recommendation); (iii) fails to reaffirm publicly the Whitecap Board Recommendation: (A) in the manner and within the time period set out in Section 7.1(e); or (B) within five (5) Business Days after having been requested to do so by Veren; or (iv) resolves to do any of the foregoing, and this Agreement is terminated pursuant to Section 9.1(e);

(b)	Whitecap breaches any of its obligations under Section 7.1 in any material respect, and this Agreement is terminated pursuant to Section 9.1(e);

(c)	the Whitecap Board (or any committee thereof): (i) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into, an agreement, understanding or letter of intent to implement an Acquisition Proposal; or (ii) fails to recommend unequivocally against acceptance of an Acquisition Proposal, and this Agreement is terminated pursuant to Section 9.1(e);

(d)	this Agreement is terminated by Veren or Whitecap pursuant to Section 9.1(b)(ii) and prior to such termination an Acquisition Proposal (or an intention to make an Acquisition Proposal) for Whitecap has been publicly announced, proposed, disclosed, offered or made by any Person (other than Veren or its affiliates) and, within twelve (12) months following the date of such termination:

(i)	the Whitecap Board recommends any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12)-month period);

(ii)	Whitecap enters into a binding definitive agreement in respect of any Acquisition Proposal which is subsequently consummated at any time thereafter (whether or not within such twelve (12)-month period); or

(iii)	any Acquisition Proposal is consummated with Whitecap; or

(e)	Whitecap enters into a definitive agreement with respect to a Superior Proposal pursuant to Section 7.1(b)(ix) and terminates this Agreement pursuant to Section 9.1(g),

(each of the above, if not timely cured, if applicable, or waived by Veren, being (upon expiration of the applicable cure period) hereinafter referred to as a “Veren Disposition Event”), Whitecap shall pay to Veren $200 million (the “Veren Termination Amount”), in consideration for the disposition of Veren’s rights under this Agreement, in immediately available funds, to an account designated by Veren, as follows:

(i)	if the Veren Termination Amount is payable pursuant to Section 7.3(a), Section 7.3(b) or Section 7.3(c), the Veren Termination Amount shall be payable within two (2) Business Days following the occurrence of such Veren Disposition Event;

(ii)	if the Veren Termination Amount is payable pursuant to Section 7.3(d), the Veren Termination Amount shall be payable upon the consummation of the Acquisition Proposal referred to therein; or

(iii)	if the Veren Termination Amount is payable pursuant to Section 7.3(e), the Veren Termination Amount shall be payable concurrently with the termination of this Agreement.

Whitecap shall only be obligated to pay one Veren Termination Amount pursuant to this Section 7.3.

7.4	Quantum of Termination Amounts and Specific Performance

Each of Whitecap and Veren acknowledges that the payment of the amounts set out in Section 7.2 or Section 7.3 is a payment in consideration for the disposition of the Other Party’s rights under this Agreement and agrees that such amount represents a genuine pre-estimate of the damages that Whitecap or Veren (as applicable) will suffer or incur as a result of the event giving rise to the disposition of rights under this Agreement and the resultant termination of this Agreement and is not a penalty. Each of Whitecap and Veren irrevocably waives any right it may have to raise as a defence that any such amounts payable by it are excessive or punitive. For greater certainty, Whitecap and Veren agree that receipt of an amount pursuant to Section 7.2 or Section 7.3 is the sole monetary remedy of Whitecap or Veren (as applicable) hereunder in such circumstances, except that this limitation shall not apply in the event of fraud, or wilful or intentional breach of this Agreement, by the Party that has made, or is required to make, a payment pursuant to Section 7.2 or Section 7.3, and, in such circumstances, the non-breaching Party may pursue an action against the breaching Party for damages. Nothing in Section 7.2, Section 7.3 or this Section 7.4 shall, in circumstances where the Whitecap Termination Amount or the Veren Termination Amount, as applicable, is not payable, otherwise preclude Whitecap or Veren, as applicable, from pursuing an action against the Other Party for damages for a breach under this Agreement or from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants or agreements of the Other Party set out in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.5	Fees and Expenses

Except as expressly set out in this Agreement, each Party covenants and agrees to bear its own fees, costs and expenses in connection with the transactions contemplated by this Agreement and the Business Combination.

7.6	Access to Information; Confidentiality

(a)	From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with Applicable Laws (including antitrust and competition laws) and the terms of any existing Contracts (including the Confidentiality Agreement), Veren shall, and shall cause each other member of the Veren Group and its and their respective Representatives to, provide Whitecap and its Representatives such access as Whitecap may reasonably require at all reasonable times, at Whitecap’s sole cost and expense and only during normal business hours, including for the purpose of facilitating integration business planning and reviewing Veren’s cash management policy and internal financing policies, to their premises (including field offices and sites), books, Contracts, Returns, records, Information Technology, properties, assets, officers, employees, agents and management personnel, and shall furnish promptly to Whitecap all data and information as Whitecap may reasonably request in order to permit Whitecap to be in a position to expeditiously and efficiently integrate the business and operations of Whitecap and Veren immediately upon but not prior to the Effective Date; provided that no investigations made by or on behalf of Whitecap, whether under this Section 7.6 or otherwise, shall waive, diminish the scope of, or otherwise affect, or be deemed to modify, any representation or warranty made by Veren herein. Without limiting the foregoing and subject to compliance with Applicable Law and the terms of any existing Contracts (including the Confidentiality Agreement): (i) Whitecap and its Representatives shall, upon reasonable prior notice, have the right to conduct inspections of the properties of each member of the Veren Group; (ii) Veren shall, upon Whitecap’s request, facilitate discussions between Whitecap and any third party from whom consent may be required (iii) Veren shall, on a bi-weekly basis or if otherwise requested by Whitecap, provide Whitecap with the details (which shall not include the identity of the proposed counterparty) of any proposed Hedging Transactions contemplated by Veren; (iv) each Party shall within 14 days following the Agreement Date, provide the Other Party with a list of all authorizations for expenditures (“AFEs”) approved for the year ended December 31, 2025, following which each Party shall on a weekly basis provide the Other Party with a list of new or amended AFEs approved by the Party for such time period; and (v) Veren and Whitecap shall form a committee consisting of appropriate senior officers and other representatives that shall meet on a regular basis for the purpose of integration business planning, with mechanisms in place to ensure that all pre-closing activities of Veren and Whitecap continue to be conducted independently.

(b)	Veren shall provide information and reasonable assistance to Whitecap in implementing a communications plan of Whitecap in respect of Veren’s employees. Whitecap shall consult with and consider the reasonable comments of Veren in connection with the implementation of such plan. Veren shall coordinate reasonable access to Veren’s employees, from time to time, as reasonably requested by Whitecap and may attend and participate in any discussions or presentations in connection therewith.

(c)	Nothing in this Section 7.6 shall require a Party to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or information that, in the opinion of the Party, acting reasonably, is competitively sensitive (provided that the Parties acknowledge and agree that external counsel to the Parties may have access to such information on a privileged and confidential basis in connection with obtaining regulatory approvals required in connection with the Business Combination, including the Key Regulatory Approval) or may result in jeopardizing a Party’s legal privilege in respect of such information.

(d)	The Parties acknowledge and agree that all information provided by a Party (or any of its Representatives) pursuant to this Section 7.6 shall be considered to be “Evaluation Material” for purposes of the Confidentiality Agreement and shall be subject to the Confidentiality Agreement.

7.7	Insurance and Indemnification

(a)	Whitecap and Veren agree that all rights to indemnification, expense reimbursement or exculpation now existing in favour of present and former officers and directors of Veren shall survive completion of the Business Combination and, after the Effective Time, Veren and any successor to Veren will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, expense advancement and exculpation arrangements and indemnities provided or available to or in favour of past and present officers and directors of Veren pursuant to the provisions of the articles, by-laws or other constating documents of Veren, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Veren and its past or current officers or directors effective on or prior to the Agreement Date.

(b)	Whitecap will maintain or cause to be maintained in effect for six (6) years from the Effective Time, policies of directors’ and officers’ liability insurance for the benefit of the existing Veren directors and officers providing coverage comparable to the coverage provided by the directors’ and officers’ policies obtained by Veren that are in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six (6) years of the Effective Date. Prior to the Effective Time, Veren may, in the alternative, purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six (6) years from the Effective Time, and in such event Whitecap will not have any further obligation under this Section 7.7.

(c)	In the event that Whitecap or any of its successors or assigns shall (i) consolidate with or merge or amalgamate into any other Person and shall not be the continuing or surviving company or entity of such consolidation, merger or amalgamation or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, Whitecap shall cause proper provision to be made so that the successor and assign of Whitecap or all or substantially all of its properties and assets, as the case may be, assumes the obligations set forth in this Section 7.7.

7.8	Financial Advisors

As at the Agreement Date, Whitecap and Veren represent and warrant to each other that, except for National Bank Financial Inc. and TD Securities Inc. in the case of Whitecap, and BMO Capital Markets and Scotiabank in the case of Veren, no financial advisor, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Business Combination. Each Party has provided to the Other Party a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors as are in existence at the Agreement Date and agrees: (a) not to amend the terms of any such agreements relating to the payment of fees and expenses or indemnification without the prior written approval of the Other Party; and (b) not to disclose the terms of the agreements between the Other Party and its financial advisors to such Party’s financial advisors.

7.9	Privacy Issues

(a)	For the purposes of this Section 7.9, “Transferred Information” means any Personal Information to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 7.9, the “Recipient”) by or on behalf of the Other Party (for purposes of this Section 7.9, the “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such Personal Information disclosed to the Recipient on or prior to the Agreement Date.

(b)	Each Disclosing Party acknowledges and confirms that any Transferred Information which it is responsible for disclosing to a Recipient is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated in this Agreement, and if the determination is made to proceed with such transactions contemplated, to complete them.

(c)	Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Applicable Law, obtained the consent of such individual to such collection, use or disclosure.

(d)	In addition to its other obligations hereunder, each of the Parties covenants and agrees to, and shall use reasonable commercial efforts to cause its Recipients to:

(i)	prior to the completion of the transactions contemplated herein:

(A)	use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated hereby, including for the purpose of determining whether to complete such transactions;

(B)	protect the Transferred Information by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	if the transactions contemplated hereby do not proceed, return the Transferred Information to the Disclosing Party or destroy it, at the Disclosing Party’s election, within a reasonable time;

(ii)	after the completion of the transactions contemplated herein:

(A)	use and disclose the Transferred Information under its control only for those purposes for which the Transferred Information was initially collected, permitted to be used or disclosed, unless:

(I)	the Disclosing Party or the Recipient has first notified the individual about whom the Transferred Information related of any additional purpose, and where required by Applicable Law, obtained the consent of such individual to such additional purpose; or

(II)	such use or disclosure is permitted or authorized by Applicable Law, without notice to, or consent from, such individual;

(B)	protect the Transferred Information under its control by making reasonable security arrangements against such risks as unauthorized access, collection, use, disclosure, copying, modification, disposal or destruction; provided, however, that such arrangements include, at a minimum, safeguards that are appropriate to the sensitivity of the Transferred Information; and

(C)	give effect to any withdrawal of consent made by an individual to whom the Transferred Information under its control relates; and

(iii)	notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to the Recipient requires the consent of, or the provision of notice to, the individual about whom the Transferred Information relates, the Disclosing Party shall not disclose or transfer such Transferred Information until it has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(e)	Where required by Applicable Law, each of the Parties agrees to promptly notify the individuals about whom the Transferred Information relates that the transactions contemplated herein have taken place and that their Transferred Information has been disclosed in connection herewith.

Article 8
AMENDMENT

8.1	Amendment

Subject to the Interim Order, the Final Order and Applicable Laws, this Agreement (other than the Plan of Arrangement, which may only be amended in accordance with Article 6 thereof) may, at any time and from time to time before or after the holding of the Veren Meeting and the Whitecap Meeting, but prior to the Effective Time, be amended by written agreement of the Parties without further notice to, or authorization from, their respective shareholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of Whitecap or Veren hereunder;

(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Whitecap or Veren hereunder; or

(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein;

on the condition that no such amendment: (i) reduces or modifies or otherwise changes the substance or form of the consideration to be received under the Business Combination by the Veren Shareholders without approval by the Veren Shareholders given in the same manner as required for the approval of the Veren Transaction Resolution; or (ii) increases the maximum number of Whitecap Shares issuable to the Veren Shareholders pursuant to the Business Combination without approval by the Whitecap Shareholders given in the same manner as required for the approval of the Share Issuance Resolution.

Article 9
TERMINATION

9.1	Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written agreement of the Parties;

(b)	by either Party if:

(i)	the Veren Shareholders fail to approve the Veren Transaction Resolution by the Veren Required Approval at the Veren Meeting in accordance with the Interim Order;

(ii)	the Whitecap Shareholders fail to approve the Share Issuance Resolution by the requisite vote at the Whitecap Meeting;

(iii)	a change in Law is enacted, made, enforced or amended that makes the consummation of the Business Combination illegal or otherwise prohibits or enjoins the Parties from completing the Business Combination, and such Law has, if applicable, become final and non-appealable, on the condition that: (A) the Party seeking to terminate this Agreement has used its reasonable commercial efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Business Combination; and (B) the enactment, making, enforcement or amendment of such Law was not primarily due to the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iv)	the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to a Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(c)	if any of the conditions set forth in Sections 6.1 or 6.2 in the case of Whitecap, or in Sections 6.1 or 6.3, in the case of Veren, has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date; provided that the Party seeking termination is in compliance with its obligations as provided in Section 6.4(b), if applicable, and on the condition that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(d)	by Whitecap upon the occurrence of a Whitecap Disposition Event, as provided in Section 7.2(a), 7.2(b) or 7.2(c);

(e)	by Veren upon the occurrence of a Veren Disposition Event, as provided in Section 7.3(a), 7.3(b) or 7.3(c);

(f)	by Veren, prior to approval of the Veren Transaction Resolution, if Veren enters into, or the Veren Board authorizes Veren to enter into, a definitive agreement with respect to a Superior Proposal, provided that:

(i)	Veren has previously paid or concurrently pays to Whitecap the Whitecap Termination Amount; and

(ii)	Veren has complied with its obligations set out in Section 7.1; or

(g)	by Whitecap, prior to approval of the Share Issuance Resolution, if Whitecap enters into, or the Whitecap Board authorizes Whitecap to enter into, a definitive agreement with respect to a Superior Proposal, provided that:

(i)	Whitecap has previously paid or concurrently pays to Veren the Veren Termination Amount; and

(ii)	Whitecap has complied with its obligations set out in Section 7.1.

9.2	Notice and Effect of Termination

(a)	The Party desiring to terminate this Agreement pursuant to Section 9.1 (other than pursuant to Section 9.1(c) in circumstances in which Section 6.4(b) is applicable and has been complied with) shall give written notice of such termination to the Other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(b)	If this Agreement is terminated in the circumstances set out in Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the Other Party hereunder, except with respect to the obligations set forth in this Section 9.2, Sections 1.11, 3.3(i), 7.2, 7.3, 7.4, 7.5 and 7.9, Article 10 and Article 11, where applicable, which shall survive any termination hereof. Nothing contained in this Section 9.2 shall relieve either Party from liability for any fraud, or wilful or intentional breach of any provision of this Agreement prior to the termination of this Agreement. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement, except to the extent specified therein.

9.3	Waiver

Either Party may: (a) extend the time for the performance of any of the obligations or other acts of the Other Party; (b) waive compliance with any of the Other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein; and (c) waive inaccuracies in any of the Other Party’s representations or warranties contained herein or in any document delivered by the Other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and such waiver shall apply only to the specific matters identified in such instrument. No failure or delay by either Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this Agreement.

Article 10
NOTICES

10.1	Notices

Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:

(a)	if to Whitecap, addressed to it at:

Whitecap Resources Inc.

3800, 525 – 8th Avenue S.W.
Calgary, Alberta T2P 1G1

Attention: [name and position redacted]

Email: [email address redacted]

with a copy to:

Burnet, Duckworth & Palmer LLP

2400, 525 - 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

Attention: Jeff Oke

Email: jto@bdplaw.com

(b)	if to Veren, addressed to it at:

Veren Inc.

2000, 585 – 8th Avenue S.W.

Calgary, Alberta, T2P 1G1

Attention: [name and position redacted]

Email: [email address redacted]

with a copy to:

Norton Rose Fulbright Canada LLP

3700, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Justin Ferrara

Email: justin.ferrara@nortonrosefulbright.com

or to such other address as a Party may, from time to time, advise to the Other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such email is received.

Article 11
GENERAL

11.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

11.2	Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either Party without the prior written consent of the Other Party.

11.3	Disclosure

The Parties agree to issue a joint press release with respect to this Agreement as soon as practicable after its due execution. Thereafter each Party shall promptly provide to the Other Party, for review by the Other Party and its counsel, and receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing, or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement or other public disclosure document with respect to this Agreement or the Business Combination, and the Other Party agrees to keep such information confidential until it is filed as part of such Party’s public disclosure record on SEDAR+. From the Agreement Date until the earlier of the Effective Date or the date on which this Agreement is terminated in accordance with its terms, each Party further agrees to provide to the Other Party and its counsel, prior to filing or issuance, a copy of any financial statements, management’s discussion and analysis, annual information form, material change report, press release or similar type document proposed to be filed or issued by the Party and to consider and include any reasonable comments from the Other Party and its counsel. Notwithstanding the foregoing, if either Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall use reasonable commercial efforts to consult with the Other Party as to the nature and wording of such disclosure prior to it being made.

11.4	Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:

(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and

(b)	the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

Upon any determination that any term or other provision in this Agreement is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

11.5	Further Assurances

Each Party shall from time to time and at all times hereafter at the request of the Other Party, but without further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

11.6	Time of Essence

Time is of the essence in this Agreement.

11.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the Parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

11.8	Specific Performance

Each Party agrees that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Other Party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 7.4, each Party shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement or the Confidentiality Agreement or to otherwise obtain specific performance of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

11.9	Third Party Beneficiaries

(a)	The provisions of Sections 3.9 and 7.7 are: (i) intended for the benefit of the Debt Financing Sources and all present and former directors and officers of Veren, respectively, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives and Whitecap shall hold the rights and benefits of Sections 3.9 and 7.7 in trust for and on behalf of such Persons and Whitecap hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.

(b)	The provisions of Sections 2.9(c) and 2.10 are: (i) intended for the benefit of all Veren Employees immediately after the consummation of the Business Combination and their respective heirs, executors, administrators and other legal representatives and Veren shall hold the rights and benefits of Sections 2.9(c) and 2.10 in trust for and on behalf of such Persons and Veren hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.

(c)	The provisions of Section 3.4(f) are: (i) intended for the benefit of all holders of Whitecap Shares immediately after the consummation of the Business Combination and their successors and assigns and Whitecap shall hold the rights and benefits of Section 3.4(f) in trust for and on behalf of such Persons and Whitecap hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of such Persons; and (ii) in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.

(d)	Except as provided in this Section 11.9, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

11.10	Counterparts

This Agreement may be executed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The Remainder of this Page is Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

Whitecap RESOURCES INC.

By:	(signed) “Grant Fagerheim”
	Name:	Grant Fagerheim
	Title:	President & Chief Executive Officer

VEREN INC.

By:	(signed) “Craig Bryksa”
	Name:	Craig Bryksa
	Title:	President & Chief Executive Officer

Signature Page – Business Combination Agreement

SCHEDULE “A”

PLAN OF ARRANGEMENT

[See attached]

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

1.1	Definitions

Whenever used in this Plan of Arrangement, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

“ABCA” means the Business Corporations Act, RSA 2000, c B-9;

“Agreement Date” means the date of the execution of the Business Combination Agreement;

“Applicable Canadian Securities Laws” means, collectively, the securities acts or similar statutes of each of the provinces and territories of Canada and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the provinces and territories of Canada and all rules, by-laws and regulations governing the TSX;

“Applicable Laws” means, in any context that refers to one or more Persons or its or their respective businesses, activities, properties, assets, undertakings or securities, the Laws that apply to such Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its or their respective businesses, activities, properties, assets, undertakings or securities and, for greater certainty, includes Applicable Canadian Securities Laws and Applicable U.S. Securities Laws;

“Applicable U.S. Securities Laws” means federal and state securities legislation of the United States (including the U.S. Securities Act and the U.S. Exchange Act) and all rules, regulations and orders promulgated thereunder, and, with respect to Veren, all rules, by-laws and regulations of the New York Stock Exchange;

“Articles of Arrangement” means the articles of arrangement in respect of the Plan of Arrangement required under section 193(4.1) of the ABCA to be sent to the Registrar after the Final Order has been granted and all other conditions precedent to the Business Combination have been satisfied or waived, to give effect to the Business Combination;

“Business Combination” means the business combination of Whitecap and Veren to be completed by way of an arrangement of Veren pursuant to section 193 of the ABCA on the terms and conditions set forth in this Plan of Arrangement, as may be supplemented, modified, amended, or amended and restated from time to time;

“Business Combination Agreement” means the business combination agreement dated March 9, 2025 between Whitecap and Veren with respect to the Business Combination (including the Schedules thereto), as supplemented, modified or amended;

“Business Day” means, with respect to any action to be taken, any day other than a Saturday, Sunday or a statutory holiday in the Province of Alberta;

“Certificate” means the proof of filing issued by the Registrar pursuant to section 193(11) of the ABCA giving effect to the Plan of Arrangement;

“Circular” means the joint management information circular of Veren and Whitecap to be sent by Veren to the Veren Shareholders (and any other Persons required by the Interim Order) in connection with the Veren Meeting and to be sent by Whitecap to the Whitecap Shareholders (and any other Persons required by the ABCA) in connection with the Whitecap Meeting, together with any amendments thereto or supplements thereof;

Sch A-1

“Court” means the Court of King’s Bench of Alberta;

“Depositary” means [Name of Depositary to be inserted prior to filing of the Articles of Arrangement];

“Dissent Rights” means the rights of dissent granted in favour of registered Veren Shareholders in accordance with Article 4 of this Plan of Arrangement;

“Dissenting Shareholder” means any registered Veren Shareholder who has duly and validly exercised its Dissent Rights with respect to the Veren Transaction Resolution pursuant to Article 4 and the Interim Order, and has not withdrawn or been deemed to have been withdrawn such exercise of Dissent Rights;

“Effective Date” means the date the Business Combination becomes effective in accordance with the ABCA;

“Effective Time” means the time on the Effective Date at which the Articles of Arrangement are filed in accordance with section 193(4.1) of the ABCA;

“Encumbrance” means, any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Exchange Ratio” means the exchange ratio of 1.05 Whitecap Shares for each Veren Share;

“Final Order” means the order of the Court approving the Business Combination pursuant to section 193(4) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time;

“Governmental Authority” means any: (i) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (ii) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iii) any stock exchange;

“Interim Order” means the interim order of the Court concerning the Business Combination under section 193(4) of the ABCA, containing declarations and directions with respect to the Business Combination and the holding of the Veren Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction prior to the Effective Time;

“Laws” means all laws (including, for greater certainty, common law), statutes, regulations, bylaws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws) and the terms and conditions of any grant of approval, permission, judgment, decision, ruling, award, authority or license of any Governmental Authority or self-regulatory authority;

“Letter of Transmittal” means the letter of transmittal to be sent to Veren Shareholders for use in connection with the Business Combination, in the form accompanying the Circular;

“Market Price” means the volume weighted average trading price of the Veren Shares on the TSX for the five trading days immediately preceding the Effective Date;

“Non-Continuing Veren PSU Holder” means each holder of Veren PSUs that is (a) a Non-Continuing Veren Individual (which for certainty shall include all officers of Veren) that resigns in accordance with Section 2.9(a) of the Business Combination Agreement or that is terminated by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan) prior to the Effective Date, or (b) a current or former Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren PSU Plan) as a result of the Business Combination or that is terminated (including by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan)) other than for Cause (as defined in the Veren PSU Plan), in either case, on or prior to the Effective Date;

Sch A-2

“Non-Continuing Veren Individual” means (a) a director of Veren, (b) an officer of Veren or (c) an executive of Veren who is not an officer of Veren identified by Whitecap in writing at least ten (10) Business Days prior to the Effective Date as one who will not continue their employment with Veren, Whitecap or an affiliate of either Veren or Whitecap following the Effective Date;

“Non-Continuing Veren PSUs” means, in respect of each Non-Continuing Veren PSU Holder, (a) the number of Veren PSUs held, immediately prior to the Effective Time, by such Non-Continuing Veren PSU Holder, plus (b) if there are Unpaid Dividends, such number of Veren PSUs (which may include a fractional Veren PSU) equal to (i) the number of Veren PSUs held by such Non-Continuing Veren PSU Holder immediately prior to the Effective Time, multiplied by (ii) an amount equal to the Unpaid Dividends per Veren Share, divided by (iii) the Market Price;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement, as supplemented, modified or amended from time to time in accordance with the terms of the Business Combination Agreement and the terms hereof or at the direction of the Court in the Final Order;

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Share Issuance Resolution” means the ordinary resolution to be considered by the Whitecap Shareholders at the Whitecap Meeting, substantially in the form included in the Business Combination Agreement as Schedule “C” attached thereto;

“Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp);

“TSX” means the Toronto Stock Exchange;

“Unpaid Dividend” means any dividend declared by the board of directors of Veren that has a record date that is prior to the Effective Date and a payment date that is subsequent to the Effective Date;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Veren” means Veren Inc., a corporation existing under the ABCA;

“Veren Employee” means an individual employed by Veren or a Veren Subsidiary on a full-time, part-time or temporary basis, and for greater certainty includes an officer of Veren;

“Veren ITM Options” means those unexercised Veren Options with an exercise price less than the Market Price;

“Veren Meeting” means the special meeting of Veren Shareholders to be called and held in accordance with the Business Combination Agreement and the Interim Order to permit the Veren Shareholders to consider the Veren Transaction Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

Sch A-3

“Veren Option Plan” means the stock option plan of Veren dated effective as of January 3, 2018, as amended in accordance with its terms from time to time

“Veren Optionholders” means holders of Veren Options;

“Veren Options” means the options to purchase Veren Shares, whether vested or unvested, granted pursuant to the Veren Option Plan;

“Veren OTM Options” means those unexercised Veren Options with an exercise price equal to or greater than the Market Price;

“Veren PSU Plan” means the performance share unit plan of Veren dated effective April 26, 2017, as amended July 26, 2017, December 31, 2017 and July 25, 2023;

“Veren PSUs” means the performance share units granted pursuant to the Veren PSU Plan, whether vested or unvested, and includes any fractional performance share unit;

“Veren Shareholders” means the holders of Veren Shares;

“Veren Shares” means the common shares of Veren;

“Veren Subsidiaries” means Veren Partnership, Veren Holdings Ltd., Veren U.S. Corp., Veren Rockies Corp., Veren LNG Corp., Inception General Partner Inc. and Hammerhead Energy Inc.;

“Veren Transaction Resolution” means the special resolution in respect of the Business Combination to be considered and voted on by the Veren Shareholders at the Veren Meeting, substantially in the form included in the Business Combination Agreement as Schedule “B” attached thereto, including any amendments or variations made thereto in accordance with the Business Combination Agreement or at the direction of the Court in the Interim Order;

“Whitecap” means Whitecap Resources Inc., a corporation existing under the ABCA;

“Whitecap Meeting” means the special meeting of Whitecap Shareholders to be called to permit the Whitecap Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) or postponement(s) thereof;

“Whitecap Shareholders” means the holders of Whitecap Shares;

“Whitecap Shares” means the common shares of Whitecap; and

“Withholding Taxes” has the meaning ascribed thereto under Section 5.4 this Plan of Arrangement.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into articles and sections is for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

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1.4	Date for Any Action

If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Currency

Unless otherwise indicated, all sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.6	References to Legislation

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

Article 2
THE BUSINESS COMBINATION AGREEMENT

2.1	Plan Pursuant to the Business Combination Agreement

This Plan of Arrangement is made pursuant to the Business Combination Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Business Combination Agreement, the provisions of this Plan of Arrangement shall govern.

2.2	Binding Effect

This Plan of Arrangement and the Business Combination, upon the filing of the Articles of Arrangement and the issuance of the Certificate, shall become effective at, and be binding as and from, the Effective Time, on: (a) Veren; (b) Whitecap; (c) all registered and beneficial holders of Veren Shares, including Dissenting Shareholders; (d) all Veren Optionholders; (e) all Non-Continuing Veren PSU Holders; (f) the Depositary; and (g) all other Persons, without any further act or formality required on the part of any Person except as expressly provided herein.

2.3	Filing of the Articles of Arrangement

The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement shall have become effective in the sequence provided herein. The Certificate shall be conclusive evidence that the Business Combination has become effective and that each of the steps, events or transactions set out in Section 3.1 have become effective in the sequence and at the times set out therein.

Article 3
PLAN OF Arrangement

3.1	Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set out in this Section 3.1 shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the parties to the Business Combination Agreement may agree in writing) without any further act or formality, except as otherwise provided herein:

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Dissenting Shareholders

(a)	the Veren Shares held by Dissenting Shareholders shall be, and shall be deemed to be, transferred to, and acquired by, Veren (free and clear of any Encumbrances), and:

(i)	such Dissenting Shareholders shall cease to be the holders of the Veren Shares so transferred and to have any rights as Veren Shareholders other than the right to be paid fair value for such Veren Shares as set out in Section 4.1;

(ii)	such Dissenting Shareholders’ names shall be removed from the register of holders of Veren Shares maintained by or on behalf of Veren as it relates to the Veren Shares so transferred; and

(iii)	all such Veren Shares shall be cancelled;

Settlement of Veren Options

(b)	each Veren Option outstanding at the Effective Time shall be, and shall be deemed to be, surrendered and transferred by the Veren Optionholder to Veren pursuant to its terms and Section 14(b) of the Veren Option Plan (free and clear of any Encumbrances) and:

(i)	in respect of the surrender and transfer of Veren ITM Options to Veren, each Veren Optionholder shall be entitled to receive, subject to Section 5.4, a cash payment from Veren equal to the excess of the aggregate Market Price of the Common Shares issuable pursuant to such ITM Options over the aggregate exercise price of such Veren ITM Options;

(ii)	in respect of the surrender and transfer of Veren OTM Options to Veren, each Veren Optionholder shall not be entitled to receive any consideration from any Person;

(iii)	each Veren Option shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent an option to purchase a Veren Share;

(iv)	each former Veren Optionholder shall cease to be a holder of Veren Options and to have any rights as a holder of Veren Options other than the right to receive the consideration (if any) to which such Veren Optionholder is entitled pursuant to Section 3.1(b)(i) and the name of each former Veren Optionholder shall be removed from the register of Veren Optionholders maintained by or on behalf of Veren;

(v)	any agreement, certificate or other instrument granting or confirming the grant of Veren Options or representing Veren Options or the right of a former Veren Optionholder to any such Veren Options shall be void and of no further force or effect and neither Veren nor Whitecap shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of Veren to pay or issue the consideration (if any) which the former Veren Optionholder is entitled to receive pursuant to Section 3.1(b)(i); and

(vi)	the Veren Option Plan shall be terminated and be of no further force or effect;

Settlement of Non-Continuing Veren PSUs

(c)	each Non-Continuing Veren PSU Holder’s Non-Continuing Veren PSUs shall be, and shall be deemed to be, fully and unconditionally vested on the basis of a vesting multiplier of 2.0, and:

(i)	such Non-Continuing Veren PSUs shall be, and shall be deemed to be, surrendered to Veren by the Non-Continuing Veren PSU Holder in exchange for, subject to Section 5.4, a cash payment equal to the number of Non-Continuing Veren PSUs multiplied by the Market Price;

(ii)	each Non-Continuing Veren PSU shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent any right to any payment from any Person;

(iii)	each former Non-Continuing Veren PSU Holder shall cease to be a holder of Veren PSUs and to have any rights as a holder of Veren PSUs other than the right to receive the consideration to which such Non-Continuing Veren PSU Holder is entitled pursuant to Section 3.1(c)(i) and the name of each former Non-Continuing Veren PSU Holder shall be removed from the register of holders of Veren PSUs maintained by or on behalf of Veren; and

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(iv)	any agreement, certificate or other instrument granting or confirming the grant of Non-Continuing Veren PSUs or representing Non-Continuing Veren PSUs or the right of a former Non-Continuing Veren PSU Holder to any such Non-Continuing Veren PSUs shall be void and of no further force or effect and neither Veren nor Whitecap shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of Veren to pay the consideration which the former Non-Continuing Veren PSU Holder is entitled to receive pursuant to Section 3.1(c)(i); and

Acquisition of Veren Shares by Whitecap

(d)	each Veren Shareholder (other than a Dissenting Shareholder) shall simultaneously transfer, and shall be deemed to transfer, to Whitecap (free and clear of any Encumbrances) all Veren Shares held by such Veren Shareholder, in sole consideration for, subject to Section 3.2, that number of Whitecap Shares obtained by multiplying the number of Veren Shares so transferred by such Veren Shareholder by the Exchange Ratio, and:

(i)	such Veren Shareholder shall cease to be the holder of the Veren Shares so transferred and to have any rights as a Veren Shareholder other than the right to receive the number of Whitecap Shares issuable to such holder on the basis set forth in this Section 3.1(d);

(ii)	such Veren Shareholder’s name shall be removed from the register of holders of Veren Shares maintained by or on behalf of Veren as it relates to the Veren Shares so transferred;

(iii)	Whitecap shall be deemed to be the transferee (free and clear of all Encumbrances) of the Veren Shares so transferred and shall, in respect of such Veren Shares, be added to the register of holders of Veren Shares maintained by or on behalf of Veren;

(iv)	Whitecap shall allot and issue to such Veren Shareholder the number of Whitecap Shares issuable to such holder on the basis set forth in this Section 3.1(d), and such Veren Shareholder’s name shall be added to the register of holders of Whitecap Shares maintained by or on behalf of Whitecap in resect of such issued Whitecap Shares;

(v)	all of such Whitecap Shares shall be deemed to be duly authorized, validly issued and fully paid and non-assessable; and

(vi)	an amount equal to the lesser of (A) the “paid-up capital”, within the meaning of the Tax Act, of the Veren Shares so transferred pursuant to this Section 3.1(d), and (B) the fair market value of the Veren Shares so transferred pursuant to this Section 3.1(d), shall be added to the stated capital account maintained by Whitecap for the Whitecap Shares.

3.2	No Fractional Securities

No fractional Whitecap Shares shall be issued under the Business Combination. In the event that a former Veren Shareholder would otherwise be entitled to a fractional Whitecap Share hereunder, the number of Whitecap Shares issuable to such Veren Shareholder will be rounded up to the next whole number of Whitecap Shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next whole number of Whitecap Shares if the fractional entitlement is less than 0.5. In calculating fractional interests, all Veren Shares registered in the name of or beneficially held by such Veren Shareholder or its nominee(s), shall be aggregated.

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3.3	Rounding of Cash Consideration

Notwithstanding anything contained herein, if the aggregate cash amount which a Veren Optionholder or Non-Continuing Veren PSU Holder is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such Veren Optionholder or Non-Continuing Veren PSU Holder is entitled to receive shall be rounded down to the nearest whole $0.01

3.4	Adjustment to Consideration

The number of Whitecap Shares to which a Veren Shareholder is entitled to pursuant to the Plan of Arrangement shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Whitecap Shares or Veren Shares, other than stock dividends paid in lieu of ordinary course dividends), consolidation, reclassification, reorganization, recapitalization or other like change with respect to Whitecap Shares or Veren Shares occurring after the Agreement Date and prior to the Effective Time and the Exchange Ratio shall be deemed to be such exchange ratio of Whitecap Shares per Veren Share as is required to reflect such adjustment.

3.5	U.S. Securities Act Exemption

Notwithstanding any provision herein to the contrary, Veren and Whitecap agree that this Plan of Arrangement will be carried out with the intention that all the Persons to whom the Whitecap Shares are issued on completion of this Plan of Arrangement will be issued by Whitecap in reliance on the exemption from the registration requirements of the U.S. Securities Act, as provided by section 3(a)(10) thereof and pursuant to exemptions from registration under any applicable state securities laws.

Article 4
RIGHTS OF DISSENT

4.1	Rights of Dissent

Registered Veren Shareholders may exercise Dissent Rights with respect to the Veren Shares held by such holders in connection with the Business Combination pursuant to and in the manner set forth in section 191 of the ABCA, as modified by the Interim Order and this Section 4.1; provided that notwithstanding section 191(5) of the ABCA, the written notice setting forth a registered Veren Shareholder’s objection to the Veren Transaction Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the Business Day which is five Business Days immediately preceding the date of the Veren Meeting. Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Veren Shares held by them and in respect of which Dissent Rights have been validly exercised to Veren (free and clear of all Encumbrances) without any further act or formality at the effective time of Section 3.1(a) notwithstanding the provisions of section 191 of the ABCA, and if they:

(a)	ultimately are entitled to be paid fair value for such Veren Shares they: (i) shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) shall be paid by Veren the fair value of such Veren Shares which fair value shall be determined as of the close of business, in respect of the Veren Shares, on the last Business Day before the Veren Transaction Resolution was adopted; and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Business Combination had such holders not exercised their Dissent Rights in respect of such Veren Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Veren Shares they shall be deemed to have participated in the Business Combination, commencing at the Effective Time, on the same basis as a non-dissenting holder of Veren Shares notwithstanding the provisions of section 191 of the ABCA, and such holder shall receive Whitecap Shares for such holder’s Veren Shares on the basis set forth in Section 3.1(d).

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4.2	Recognition of Dissenting Shareholders

(a)	In no circumstances shall Veren, Whitecap or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Veren Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall Veren, Whitecap or any other Person be required to recognize Dissenting Shareholders as holders of Veren Shares in respect of which Dissent Rights have been validly exercised after the effective time of Section 3.1(a).

4.3	Other Dissent Provisions

(a)	In addition to any other restrictions in section 191 of the ABCA, Veren Shareholders who have voted in favour of the Veren Transaction Resolution shall not be entitled to exercise Dissent Rights.

(b)	A Person may only exercise Dissent Rights in respect of all, and not less than all, of such Person’s Veren Shares.

Article 5
CERTIFICATES AND DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Whitecap shall, on the Effective Date, prior to the sending of the Articles of Arrangement to the Registrar, deposit, or cause to be deposited, in escrow with the Depositary pending completion of the Business Combination, certificates representing, or other evidence regarding the issuance of, the Whitecap Shares that Veren Shareholders are entitled to receive under the Business Combination pursuant to Section 3.1(d) and, which certificates, or other evidence, shall be held, as of the effective time of Section 3.1(d), by the Depositary as agent and nominee for the Veren Shareholders in accordance with the provisions of this Article 5.

(b)	Forthwith following the effective time of Section 3.1(d), subject to Section 5.1(c), Whitecap shall cause to be issued to each Veren Shareholder the number of Whitecap Shares issuable in respect of the Veren Shares required by Section 3.1(d).

(c)	The Depositary shall deliver the consideration to which former Veren Shareholders are entitled in respect of those Veren Shares that were transferred or deemed to be transferred pursuant to Section 3.1(d) which are held on a book-entry basis, less any amounts withheld pursuant to Section 5.4, in accordance with normal industry practice for payments relating to securities held on a book-entry only basis. With respect to those Veren Shares not held on a book-entry basis, upon surrender to the Depositary for cancellation of a certificate or certificates (as applicable) which, immediately prior to the Effective Time, represented outstanding Veren Shares that were transferred or deemed to be transferred pursuant to Section 3.1(d), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each former holder of Veren Shares represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as directed in the Letter of Transmittal, the consideration which such former holder has the right to receive under this Plan of Arrangement for such Veren Shares less any amounts withheld pursuant to Section 5.4, and any certificate(s) so surrendered shall forthwith be cancelled.

(d)	Until surrendered as contemplated by Section 5.1(c) (which, for the purposes of this Section 5.1(d) shall be deemed to apply to Dissenting Shareholders) each certificate that immediately prior to the Effective Time represented Veren Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the consideration to which such former holders of such Veren Shares are entitled under the Business Combination, less any amounts withheld pursuant to Section 5.4, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Business Combination pursuant to Section 4.1, to receive the fair value of the Veren Shares represented by such certificate.

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(e)	Subject to any Applicable Laws relating to unclaimed personal property, any certificate formerly representing Veren Shares that is not deposited, together with all other documents required hereunder, on or before the last Business Day before the third anniversary of the Effective Date, and any right or claim by or interest of any kind or nature, including the right of a former Veren Shareholder to receive certificates representing Whitecap Shares to which such holder is entitled pursuant to the Business Combination, shall terminate and be deemed to be surrendered and forfeited to Whitecap for no consideration, together with all entitlements to dividends, distributions and interest thereon. In such case, such Whitecap Shares shall be returned to Whitecap for cancellation.

(f)	No Veren Shareholder shall be entitled to receive any consideration with respect to the Veren Shares other than the consideration to which the holder is entitled to receive under the Business Combination and, for greater certainty, no such holder will be entitled to receive any interest, dividend, premium or other payment in connection therewith.

5.2	Lost Certificates

If any certificate which immediately prior to the Effective Time represented an interest in one or more outstanding Veren Shares that were transferred pursuant to Section 3.1 has been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by Whitecap and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Business Combination (and any dividends or distributions with respect thereto) as determined in accordance with the Business Combination, deliverable in accordance with such holder’s Letter of Transmittal. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Whitecap, Veren and their respective transfer agents in such form as is satisfactory to Whitecap, Veren and their respective transfer agents, or shall otherwise indemnify Whitecap, Veren and their respective transfer agents, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Whitecap Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Veren Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to Applicable Law and to Section 5.4, at the time of such compliance, a Veren Shareholder entitled to receive Whitecap Shares shall receive, in addition to the delivery of a certificate representing the Whitecap Shares a cheque for the amount of the dividend or other distribution with a record date after the Effective Time, without interest, theretofore paid with respect to such Whitecap Shares.

5.4	Withholdings

Veren, Whitecap and the Depositary shall be entitled to deduct or withhold from any amounts payable (including from any shares issuable) to any Person (including in connection with any amount payable pursuant to any Veren Option or Non-Continuing Veren PSU), pursuant to the Business Combination, such amounts (whether in cash or Whitecap Shares) as Veren, Whitecap or the Depositary reasonably determines it is required to deduct or withhold with respect to such payment, issuance or transfer, as the case may be, under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law (“Withholding Taxes”). To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid or delivered to such Person in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts (or net proceeds therefrom) are timely remitted to the appropriate Governmental Authority. Any of Veren, Whitecap or the Depositary is hereby authorized to sell or otherwise dispose of any shares issuable pursuant to the Business Combination as is necessary to provide sufficient funds to Veren, Whitecap or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and none of Veren, Whitecap or the Depositary shall be liable to any Person for any deficiency in respect of any proceeds received, and Veren, Whitecap or the Depositary, as applicable, shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.

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5.5	No Encumbrances

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances or other claims of third parties of any kind.

5.6	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over:

(i)	any and all rights related to Veren Shares issued or outstanding prior to the Effective Time;

(ii)	any and all rights related to Veren Options that are outstanding at the Effective Time and the terms and conditions thereof, including the terms and conditions of the Veren Option Plan and any agreement, certificate or other instrument granting or confirming the grant of, or representing, a Veren Option; and

(iii)	any and all rights related to Non-Continuing Veren PSUs that are outstanding at the Effective Time and the terms and conditions thereof, including the terms and conditions of the Veren PSU Plan as they relate to such Non-Continuing Veren PSUs, and any agreement, certificate or other instrument granting or confirming the grant of, or representing, a Non-Continuing Veren PSU;

(b)	the rights and obligations of Veren, Whitecap, the Depositary, the Veren Shareholders (including Dissenting Shareholders) and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)	all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Veren Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

5.7	Illegality of Delivery of Whitecap Shares

Notwithstanding the foregoing, if it appears to Whitecap that it would be contrary to Applicable Law to issue Whitecap Shares pursuant to the Business Combination to a Veren Shareholder that is not a resident of Canada, the Whitecap Shares that otherwise would be issued to that Person will be issued to the Depositary for sale by the Depositary or a nominee of the Depositary acceptable to Veren and Whitecap, each acting reasonably, on behalf of that Person. The Whitecap Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary or its nominee shall not be obligated to seek or obtain a minimum price for any of the Whitecap Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Whitecap Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Whitecap Shares and any amount deducted or withheld in respect of Withholding Taxes) in lieu of the Whitecap Shares themselves. None of Veren, Whitecap or the Depositary will be liable for any loss arising out of any such sales.

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Article 6
AMENDMENTS

6.1	Amendment of this Plan of Arrangement

(a)	Veren and Whitecap may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) approved by both Veren and Whitecap, each acting reasonably; (iii) filed with the Court and, if made following the Veren Meeting, approved by the Court; and (iv) communicated to the Veren Shareholders, if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Veren or Whitecap at any time prior to or at the Veren Meeting (provided that Veren or Whitecap, as applicable, shall have consented thereto in writing, acting reasonably) with or without any other prior notice or communication and, if so proposed and accepted by the Persons voting at the Veren Meeting (other than as may be required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Veren Meeting shall be effective only: (i) if it is consented to in writing by each of Veren and Whitecap (in each case, acting reasonably); and (ii) if required by the Court, it is consented to by some or all of the Veren Shareholders voting in the manner directed by the Court.

(d)	This Plan of Arrangement may be amended, modified or supplemented following the Effective Time unilaterally by Whitecap, provided that it concerns a matter which, in the reasonable opinion of Whitecap, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Veren Shares.

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SCHEDULE “B”

FORM OF VEREN TRANSACTION RESOLUTION

[See attached]

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The business combination (“Business Combination”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 (the “ABCA“) involving Veren Inc. (“Veren”), Whitecap Resources Inc. (“Whitecap”) and the shareholders of Veren (the “Veren Shareholders”), as more particularly described and set forth in the joint management information circular and proxy statement of Veren and Whitecap accompanying the notices of meeting, as the Business Combination may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”) involving Veren, Whitecap and the Veren Shareholders, the full text of which is set out as Schedule “A” to the business combination agreement dated March 9, 2025 between Veren and Whitecap (the “Business Combination Agreement”), as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.	Notwithstanding that this resolution has been passed by the Veren Shareholders or that the Business Combination has been approved by the Court of King’s Bench of Alberta, the directors of Veren are hereby authorized and empowered without further notice to or approval of the Veren Shareholders: (i) to amend the Business Combination Agreement or the Plan of Arrangement, to the extent permitted by the Business Combination Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Business Combination.

4.	Any one director or officer of Veren be and is hereby authorized and directed for and on behalf of Veren to execute, under the corporate seal of Veren or otherwise, and to deliver to the Registrar under the ABCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Business Combination and the Plan of Arrangement in accordance with the Business Combination Agreement.

5.	Any one director or officer of Veren be and is hereby authorized and directed for, on behalf of, and in the name of Veren to execute or cause to be executed, under the corporate seal of Veren or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE “C”

FORM OF SHARE ISSUANCE RESOLUTION

[See attached]

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The issuance of up to [●] common shares (“Whitecap Shares”) in the capital of Whitecap Resources Inc. (“Whitecap”) pursuant to a business combination (the “Business Combination”) by way of a plan of arrangement (“Plan of Arrangement”) under section 193 of the Business Corporations Act, RSA 2000, c B-9 involving Veren Inc. (“Veren”), Whitecap and the shareholders of Veren, the full text of which is set out as Schedule “A” to the business combination agreement dated March 9, 2025 (the “Business Combination Agreement”) between Whitecap and Veren, as more particularly described and set forth in the joint management information circular and proxy statement of Whitecap and Veren and accompanying the notices of meeting, is hereby authorized and approved, such number of Whitecap Shares consisting of: (i) up to [●] Whitecap Shares issuable pursuant to the Plan of Arrangement; and (ii) up to [●] Whitecap Shares issuable upon the exercise, settlement or redemption of the Veren Incentives that are issued and outstanding at the Effective Time under the Veren Incentive Plans assumed by Whitecap pursuant to the Business Combination Agreement.

2.	The Business Combination Agreement, the actions of the directors of Whitecap in approving the Business Combination Agreement and the actions of the directors and officers of Whitecap in executing and delivering the Business Combination Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.

3.	Notwithstanding that this resolution has been passed by the holders (the “Whitecap Shareholders”) of Whitecap Shares, or that the Business Combination has been approved by the Court of King’s Bench of Alberta, the directors of Whitecap are hereby authorized and empowered without further notice to or approval of the Whitecap Shareholders: (i) to amend the Business Combination Agreement or the Plan of Arrangement, to the extent permitted by the Business Combination Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Business Combination Agreement, not to proceed with the Business Combination.

4.	Capitalized terms used herein that are not defined herein shall have the meanings ascribed thereto in the Business Combination Agreement.

5.	Any one director or officer of Whitecap is hereby authorized and directed, for and on behalf of Whitecap, to execute or cause to be executed, under the corporate seal of Whitecap or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such director’s or officer’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Sch C-1

SCHEDULE “D”

REPRESENTATIONS AND WARRANTIES OF WHITECAP

[See attached]

REPRESENTATIONS AND WARRANTIES OF WHITECAP

(a)	Organization and Qualification. Whitecap and the Whitecap Subsidiaries are corporations validly existing and in good standing under the Applicable Laws of their jurisdiction of incorporation in all respects and have the requisite corporate power and authority to own their respective properties as now owned and to carry on their respective business as it is now being conducted. Whitecap and the Whitecap Subsidiaries are duly registered to do business and each is in good standing in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Whitecap.

(b)	Authority Relative to this Agreement. Whitecap has the requisite corporate authority to enter into this Agreement and the Veren Support Agreements and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Veren Support Agreements, and the consummation by Whitecap of the transactions contemplated hereunder and thereunder, have been duly authorized by the Whitecap Board and, subject to the approval of the Share Issuance Resolution by Whitecap Shareholders and the approval of the Circular and matters relating to the Whitecap Meeting by the Whitecap Board, no other corporate proceedings on the part of Whitecap are necessary to authorize this Agreement or the Business Combination. This Agreement and the Veren Support Agreements have been duly executed and delivered by Whitecap and constitute legal, valid and binding obligations of Whitecap enforceable against it in accordance with the terms hereof and thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Material Subsidiaries; Joint Ventures. Whitecap has no Material Subsidiaries. Whitecap has no subsidiaries other than the Whitecap Subsidiaries. The Whitecap Subsidiaries are not currently prohibited, directly or indirectly, from paying any dividends to Whitecap, from making any other distribution on its capital stock, from repaying to Whitecap any loans or advances to it from Whitecap. Except as disclosed in writing by Whitecap to Veren, neither Whitecap nor any Whitecap Subsidiary is a partner or participant in any material partnership, joint venture, profit-sharing arrangement or other material business combination of any kind, other than any customary joint operating agreements or units agreements affecting the oil and gas properties of Whitecap or a Whitecap Subsidiary and is not party to any agreement under which it agrees to carry on any material part of its business or any other activity in such manner or by which it agrees to share any material revenue or profit with any other Person.

(d)	Ownership of Subsidiaries. Whitecap is the beneficial direct or indirect owner of all of the outstanding shares of each Whitecap Subsidiary with good title thereto free and clear of any and all Encumbrances, other than those granted to its bank lenders. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any Whitecap Subsidiary. All of the outstanding shares of capital stock in each Whitecap Subsidiary are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.

(i)	Neither Whitecap nor any Whitecap Subsidiary (A) is in violation of its constating documents or by-laws or (B) is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Whitecap or a Whitecap Subsidiary is a party or to which any of them, or their respective properties or assets, may be subject or by which Whitecap or a Whitecap Subsidiary is bound, except for such defaults which would not result in a Material Adverse Effect on Whitecap.

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(ii)	Neither the execution and delivery of this Agreement, nor the Veren Support Agreements, by Whitecap nor the consummation of the Business Combination contemplated by this Agreement nor compliance by Whitecap with any of the provisions hereof or thereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Whitecap or a Whitecap Subsidiary or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective charter or by-laws; or (2) except as disclosed in writing by Whitecap to Veren, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Whitecap or a Whitecap Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Whitecap or a Whitecap Subsidiary is bound; or (B) subject to obtaining the Key Regulatory Approvals and the requisite approvals of the Whitecap Shareholders, the Veren Shareholders, the Court and the TSX and compliance with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, violate any Laws applicable to Whitecap or a Whitecap Subsidiary or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Whitecap).

(iii)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Business Combination or which are required to be fulfilled after the completion of the Business Combination, and except for the Key Regulatory Approvals and the requisite approvals of the Whitecap Shareholders, the Veren Shareholders, the Court and the TSX: (A) there is no legal impediment to Whitecap’s consummation of the Business Combination; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Whitecap in connection with the consummation of the Business Combination, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Whitecap or significantly impede the ability of Whitecap to consummate the Business Combination.

(f)	Whitecap Shares. Whitecap has reserved and allotted or will reserve and allot prior to the Effective Time a sufficient number of: (i) Whitecap Shares as are issuable pursuant to the Business Combination; (ii) Whitecap Shares as are issuable pursuant to the Veren Incentives; and (iii) Whitecap Shares as are issuable to former holders of Veren Incentives following the Effective Date, and, subject to the terms and conditions of the Business Combination and such Veren Incentives, such Whitecap Shares when issued, will be duly authorized, validly issued and fully paid and non-assessable.

(g)	Funds Available. Whitecap has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to pay the Veren Termination Amount pursuant to Section 7.3.

(h)	Litigation. Except as disclosed in writing by Whitecap to Veren, there are no actions, suits, proceedings or investigations by Governmental Authorities or other Persons pending or, to the knowledge of Whitecap, threatened, affecting or that would reasonably be expected to affect Whitecap or a Whitecap Subsidiary or any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of Whitecap or a Whitecap Subsidiary which, if successful, would have a Material Adverse Effect on Whitecap or would significantly impede the ability of Whitecap to consummate the Business Combination. Neither Whitecap nor a Whitecap Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Whitecap or would significantly impede the ability of Whitecap to consummate the Business Combination.

(i)	Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of Whitecap and each Whitecap Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by Whitecap and each Whitecap Subsidiary, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.

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(j)	Tax Reserves. Whitecap has provided adequate accruals in the Whitecap Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, Whitecap and each Whitecap Subsidiary, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(k)	Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Whitecap and each Whitecap Subsidiary that would have a Material Adverse Effect on Whitecap. Neither Whitecap nor a Whitecap Subsidiary is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on Whitecap, nor, to the knowledge of Whitecap, has such an event been asserted or threatened against Whitecap or a Whitecap Subsidiary or any of their respective assets that would have a Material Adverse Effect on Whitecap.

(l)	Withholding Taxes. Whitecap and each Whitecap Subsidiary have paid or have withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties, except where the failure to pay or withhold and remit would not have a Material Adverse Effect on Whitecap.

(m)	Foreign Returns. Except as disclosed in writing by Whitecap to Veren, neither Whitecap nor any Whitecap Subsidiary has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of their respective jurisdictions of incorporation, and no claims have ever been made by a Governmental Authority that Whitecap or a Whitecap Subsidiary is or may be subject to Tax in a jurisdiction where it does not file Returns.

(n)	GST and Similar Taxes. The books and records of Whitecap fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, or any other value-added tax. All financial transactions of Whitecap and each Whitecap Subsidiary have been accurately and completely recorded, in all material respects in the books and records of Whitecap.

(o)	Residence. Whitecap is a “Canadian corporation” as defined in the Tax Act.

(p)	Listed Transactions. Neither Whitecap nor any Whitecap Subsidiary has participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax Law).

(q)	Tax Sharing Agreements. Neither Whitecap nor any Whitecap Subsidiary is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any material liability for Taxes of any Person (other than members of an affiliated, consolidated, combined or unitary group of which Whitecap or a Whitecap Subsidiary is the common parent and the only members of which are Whitecap or Whitecap Subsidiaries), as a transferee or successor, by Contract or otherwise by operation of Law.

(r)	Distributing or Controlled Corporation. Neither Whitecap nor any Whitecap Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

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(s)	Reporting Issuer Status. Whitecap is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Whitecap Shares are listed and posted for trading on the TSX and Whitecap is in material compliance with the applicable rules of the TSX.

(t)	U.S. Securities Law Matters.

(i)	Whitecap is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(ii)	There is no class of securities of Whitecap registered or required to be registered under section 12 of the U.S. Exchange Act, nor does Whitecap have a reporting obligation under section 15 of the U.S. Exchange Act;.

(iii)	Whitecap is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the U.S. Exchange Act.

(iv)	Whitecap is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940.

(v)	Whitecap is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(u)	[Intentionally Deleted]

(v)	Capitalization. As of the Agreement Date, the authorized capital of Whitecap consists of an unlimited number of Whitecap Shares and an unlimited number of preferred shares of Whitecap, issuable in series subject to the terms of Whitecap’s articles. As of the Agreement Date, 587,484,497 Whitecap Shares and no preferred shares are issued and outstanding. As of the Agreement Date, other than 5,243,239 Whitecap AIP PAs and 1,941,368 Whitecap AIP TAs, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Whitecap of any securities of Whitecap (including Whitecap Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Whitecap (including Whitecap Shares). All issued and outstanding Whitecap Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Whitecap Shares issuable upon the exercise, settlement or redemption, as applicable, of Whitecap Incentives in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Whitecap Shares, there are no securities of Whitecap outstanding which have the legal or contractual right to vote generally with Whitecap Shareholders on any matter.

(w)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Whitecap Shares or any other securities of Whitecap has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Whitecap, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(x)	Material Agreements.

(i)	Other than this Agreement, Whitecap has not entered into any material agreements which are required to be filed by Whitecap under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Whitecap.

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(ii)	Other than the Contracts set forth in Section (x)(i) above, Whitecap has made available to Veren in the Whitecap Data Room, true and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto) of each of the following Contracts to which Whitecap or a Whitecap Subsidiary is a party or bound as of the Agreement Date:

(A)	each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Whitecap or any of its subsidiaries (including Veren and its subsidiaries following the Effective Time) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(B)	each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) indebtedness for borrowed money in any amount in excess of [amount redacted] or (B) other indebtedness of Whitecap or a Whitecap Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in excess of [amount redacted], other than agreements solely between or among Whitecap and a Whitecap Subsidiary;

(C)	each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any oil and gas properties of Whitecap and any Whitecap Subsidiary for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Whitecap or a Whitecap Subsidiary exceeds [amount redacted], other than Contracts involving the acquisition or sale of (or option to purchase or sell) hydrocarbons in the ordinary course of business;

(D)	each International Swaps and Derivatives Association master agreement (each, together with each schedule thereto and amendments thereto, an “ISDA”) under which any Hedging Transactions are outstanding involving: (i) with respect to hydrocarbons, aggregate notional quantities of natural gas in excess of [amount redacted] per day (calculated over any monthly period) or aggregate notional quantities of liquid hydrocarbons in excess of [amount redacted] per day (calculated over any monthly period); (ii) with respect to interest rates, aggregate notional amounts in excess of [amount redacted] (or the equivalent in any other currency); or (iii) with respect to cross-currency exchange, aggregate notional amounts in excess of [amount redacted] (or the equivalent in any other currency), it being further represented and warranted that each Hedging Transaction under each such ISDA is evidenced by and confirmed through the standard bank counterparty confirmation process and documentation which (except as disclosed in the Whitecap Data Room) does not materially amend such ISDA;

(E)	each partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Whitecap and a Whitecap Subsidiary and other than any customary joint operating agreements or units agreements affecting the oil and gas properties of Whitecap or a Whitecap Subsidiary;

(F)	each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Whitecap or a Whitecap Subsidiary to make annual expenditures in excess of [amount redacted] or aggregate payments in excess of [amount redacted] (in each case, net to the interest of Whitecap and the Whitecap Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and exploration and development obligations under oil and gas leases;

(G)	each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Whitecap or a Whitecap Subsidiary is subject, and, in each case, is material to the business of the Whitecap Group, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Whitecap or a Whitecap Subsidiary, (B) customary royalty pricing provisions in oil and gas leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the oil and gas properties of Whitecap or a Whitecap Subsidiary;

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(H)	any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Whitecap Reserves Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of [amount redacted] or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of [amount redacted] in the aggregate after the Agreement Date;

(I)	any Contract (other than any other Contract otherwise covered by this Section (x)(ii)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Whitecap or a Whitecap Subsidiary outside the ordinary course of business, in each case, involving annual payments in excess of [amount redacted] or aggregate payments in excess of [amount redacted] (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the oil and gas properties of Whitecap or a Whitecap Subsidiary), or creates or would create an Encumbrance on any material asset or property of Whitecap or a Whitecap Subsidiary;

(J)	any Contract that provides for midstream services to, or the sale by, Whitecap or a Whitecap Subsidiary of hydrocarbons for a term greater than or equal to five (5) years and does not allow Whitecap or a Whitecap Subsidiary to terminate it without penalty to Whitecap or a Whitecap Subsidiary within ninety (90) days; and

(K)	any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of hydrocarbons from Whitecap or a Whitecap Subsidiary’s oil and gas properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of [amount redacted] during the twelve (12) month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of [amount redacted] during the two (2)-year period following the date of this Agreement.

(iii)	Neither Whitecap nor any Whitecap Subsidiary is in breach of, or default under the terms of, and, to the knowledge of Whitecap, no other party to any Whitecap Material Contract is in breach of, or default under the terms of, any Whitecap Material Contract, nor is any event of default (or similar term) continuing under any Whitecap Material Contract, and, to the knowledge of Whitecap, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Whitecap Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Whitecap.

(y)	Filings. Whitecap and each Whitecap Subsidiary have filed or furnished all material documents required to be filed by it with all applicable Governmental Authorities and, except to the extent corrected by subsequent reports filed or furnished prior to the date hereof, all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

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(z)	Books and Records. The corporate records and minute books of Whitecap and each Whitecap Subsidiary have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(aa)	Financial Statements. The Whitecap Financial Statements, and any interim or annual financial statements filed by or on behalf of Whitecap on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present fairly, in all material respects, in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of Whitecap on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Whitecap’s accounting policies, except as described in the notes to the Whitecap Financial Statements, since January 1, 2025. A true and complete copy of the Whitecap Financial Statements have been filed by or on behalf of Whitecap, prior to or concurrent with the execution and delivery of this Agreement, with the applicable Canadian securities regulatory authorities, in compliance, or intended compliance, with Applicable Canadian Securities Laws.

(bb)	Financial Reporting. Whitecap maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Whitecap; management of Whitecap has assessed the effectiveness of Whitecap’s internal control over financial reporting, as at December 31, 2024, and has concluded that such internal control over financial reporting was effective as of such date.

(cc)	Disclosure Controls and Procedures. Whitecap maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws in all material respects; such disclosure controls and procedures have been designed to provide reasonable assurance that material information required to be disclosed by Whitecap in the reports that it files or submits under Applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2024 at a reasonable assurance level.

(dd)	Absence of Undisclosed Liabilities. Whitecap has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Whitecap Financial Statements (the “Whitecap Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Whitecap Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of the Whitecap Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

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(ee)	No Material Adverse Change. Except for the Business Combination or any action taken in accordance with this Agreement, since December 31, 2024: (i) Whitecap and the Whitecap Subsidiaries have conducted their respective business only in the ordinary and normal course substantially consistent with past practice; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Whitecap (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of Whitecap; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on Whitecap.

(ff)	Conduct of Business. Since December 31, 2024, neither Whitecap nor any Whitecap Subsidiary has taken any action that would be in violation of Section 3.1 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Whitecap or would not significantly impede Whitecap’s ability to consummate the Business Combination contemplated hereby.

(gg)	Foreign Private Issuer. Whitecap is a “foreign private issuer” as defined in Rule 405 of Regulation C under the U.S. Securities Act.

(hh)	Environmental.

(i)	Except as disclosed in writing by Whitecap to Veren, there have not occurred any material spills, emissions or pollution on any property of Whitecap or a Whitecap Subsidiary or as a result of their respective operations that have not been remediated in compliance with Environmental Laws, nor has Whitecap or a Whitecap Subsidiary been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop orders, control orders, clean-up order or reclamation orders would not individually or in the aggregate have a Material Adverse Effect on Whitecap. All operations of Whitecap and each Whitecap Subsidiary have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Whitecap. Except as disclosed in writing by Whitecap to Veren, Whitecap is not aware of, or is subject to:

(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(B)	any demand or notice with respect to the breach of any Environmental Laws applicable to Whitecap or a Whitecap Subsidiary, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Whitecap.

(ii)	In the ordinary course of its business, Whitecap periodically reviews the effect of Environmental Laws on various business, operations and properties of Whitecap, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Whitecap has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change to Whitecap.

(ii)	Real Property Title. Whitecap and each Whitecap Subsidiary have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Whitecap and each Whitecap Subsidiary, necessary to permit the operation of their respective business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Material Adverse Effect on Whitecap. Whitecap does not have any knowledge nor is it aware of any defects, failures or impairments in the title of Whitecap or a Whitecap Subsidiary to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Whitecap.

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(jj)	No Defaults under Leases and Agreements.

(i)	Neither Whitecap nor any Whitecap Subsidiary has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to their respective assets to which Whitecap or a Whitecap Subsidiary is a party or by or to which Whitecap or a Whitecap Subsidiary or any of their respective assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Whitecap.

(ii)	To the knowledge of Whitecap:

(A)	Whitecap and each Whitecap Subsidiary is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Whitecap, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, except in each case to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Whitecap.

(kk)	No Encumbrances. Neither Whitecap nor any Whitecap Subsidiary has encumbered or alienated their interests in their respective assets or agreed to do so and their assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate.

(ll)	Ownership of Material Property. Whitecap and the Whitecap Subsidiaries have ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice) necessary to the operation of their respective businesses, in each case free and clear of all Encumbrances and other material adverse claims known to Whitecap, other than such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate. Subject to the terms, covenants, conditions and stipulations in Whitecap’s title and operating documents, Whitecap is entitled to hold and enjoy its assets without lawful interruption by any Person claiming by, through or under Whitecap, except as would not, individually or in the aggregate, have a Material Adverse Effect on Whitecap.

(mm)	No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of Whitecap’s or a Whitecap Subsidiary’s assets as a consequence of the Parties entering into this Agreement or the Business Combination, other than where such rights would not individually or in the aggregate have a Material Adverse Effect on Whitecap.

(nn)	Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas assets of Whitecap and the Whitecap Subsidiaries and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner, except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Whitecap.

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(oo)	Reserves. A true and complete copy of the Whitecap Reserves Report has been provided to Veren. Whitecap cooperated with McDaniel in the preparation of the Whitecap Reserves Report, which has been accepted and approved by the Reserves Committee and the Whitecap Board. Whitecap has made available to McDaniel prior to the issuance of the Whitecap Reserves Report for the purpose of preparing such report, all information within Whitecap’s power or possession requested by McDaniel, which information did not to Whitecap’s knowledge, at the time such information was provided, contain any misrepresentation and Whitecap does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to McDaniel since the date that such information was so provided that would result, individually or in the aggregate, in a Material Adverse Effect. Whitecap believes that the Whitecap Reserves Report reasonably presents the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and NGL properties evaluated in such report as at December 31, 2024, based upon information available at the time such reserves information was prepared, and Whitecap believes that at the date of such report, the Whitecap Reserves Report reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom in all material respects.

(pp)	Licences. Whitecap and the Whitecap Subsidiaries have obtained and are in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct their respective businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Whitecap.

(qq)	Long-Term Hedging Transactions. Whitecap and the Whitecap Subsidiaries have no obligations or liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction except with respect to Hedging Transactions entered in the ordinary course of business consistent with past practice and as permitted under Whitecap’s corporate policies.

(rr)	Employee Benefit Plans. Whitecap has made available to Veren true, complete and correct copies of each material option, incentive compensation (including the Whitecap Incentive Plans), deferred compensation, share purchase or share-based compensation plan and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or other arrangement (and any amendments thereto), for the benefit of directors or former directors of Whitecap and each Whitecap Subsidiary, consultants or former consultants of Whitecap and each Whitecap Subsidiary, employees or former employees of Whitecap and each Whitecap Subsidiary, which are maintained by, contributed to, or binding upon Whitecap and the Whitecap Subsidiaries or in respect of which Whitecap and the Whitecap Subsidiaries have any actual or potential liability (the “Whitecap Employee Plans”), and:

(i)	each Whitecap Employee Plan has been maintained and administered in material compliance with its terms, and is funded in accordance with Applicable Laws;

(ii)	all required employer contributions under any Whitecap Employee Plans have been made in accordance with the terms thereof in all material respects;

(iii)	each Whitecap Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)	to the knowledge of Whitecap, there are no pending or anticipated material claims against or otherwise involving any of the Whitecap Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Whitecap Employee Plan activities) has been brought against or with respect to any Whitecap Employee Plan;

(v)	all contributions, reserves or premium payments required to be made to the Whitecap Employee Plans have been made or accrued for in the books and records of Whitecap in all material respects;

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(vi)	the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Whitecap Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Whitecap or a Whitecap Subsidiary, or will not limit the right of Whitecap or a Whitecap Subsidiary to amend, merge, terminate or receive a reversion of assets from any Whitecap Employee Plan or related trust in all material respects; and

(vii)	all material unfunded liabilities in respect of the Whitecap Employee Plans have been reflected in the Whitecap Financial Statements or accrued for in the books and records of Whitecap.

(ss)	Employment Agreements and Collective Agreements. Except as disclosed in writing by Whitecap to Veren:

(i)	neither Whitecap nor any Whitecap Subsidiary is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Whitecap or Whitecap Subsidiary employee as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein;

(ii)	neither Whitecap nor any Whitecap Subsidiary is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Whitecap or Whitecap Subsidiary employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Whitecap or any Whitecap Subsidiary by way of certification, interim certification, voluntary recognition or succession rights of any Whitecap or Whitecap Subsidiary employees;

(iii)	there is no labour strike, dispute, lock-out, work slowdown or stoppage or concerted work refusal outstanding, pending or involving Whitecap or any Whitecap Subsidiary and, to the knowledge of Whitecap, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against Whitecap or a Whitecap Subsidiary. No trade union has applied to have Whitecap declared a related successor or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Whitecap or any Whitecap Subsidiary carries on business;

(iv)	no unfair labour practice complaint, grievance or arbitration proceeding is pending or involving Whitecap or a Whitecap Subsidiary and, to the knowledge of Whitecap, neither Whitecap nor any Whitecap Subsidiary has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against Whitecap or any Whitecap Subsidiary, in each case other than as in the aggregate would not be material to Whitecap;

(v)	Whitecap and the Whitecap Subsidiaries are in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding actual or, to the knowledge of Whitecap, threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Whitecap;

(vi)	all amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay and other employee benefits in respect of employees of Whitecap and each Whitecap Subsidiary which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Whitecap in all material respects;

(vii)	there are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing by Whitecap or any Whitecap Subsidiary pursuant to any workers’ compensation legislation and neither Whitecap nor any Whitecap Subsidiary has been reassessed in any material respect under such legislation and, to the knowledge of Whitecap, no audit of Whitecap or any Whitecap Subsidiary is currently being performed pursuant to any applicable worker’s compensation legislation;

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(viii)	there are no material charges pending with respect to Whitecap or any Whitecap Subsidiary under applicable OHSL. Whitecap and each Whitecap Subsidiary have complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding; and

(ix)	Whitecap and each Whitecap Subsidiary have in all material respects properly classified each contractor and contingent worker directly engaged or retained by them, respectively, in accordance with all Applicable Laws and there are no outstanding actual or, to the knowledge of Whitecap, threatened material claims, complaints or investigations regarding Whitecap or any Whitecap Subsidiary’s classification of such contractors and contingent workers.

(tt)	Insurance. Policies of insurance are in force naming Whitecap or a Whitecap Subsidiary as insureds that adequately cover all risks as are customarily covered by oil and gas producers and distributors in the industry in which Whitecap operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Whitecap.

(uu)	Indebtedness To and By Officers, Directors and Others. Neither Whitecap nor any Whitecap Subsidiary is indebted to any of its respective directors, officers, employees or consultants, or any of their respective associates or affiliates, or other parties not at arm’s length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Whitecap or any Whitecap Subsidiary, as applicable.

(vv)	Compliance with Laws. Whitecap and each Whitecap Subsidiary has complied with and are not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Whitecap.

(ww)	Possession of Intellectual Property. (i) Whitecap and each Whitecap Subsidiary own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned (or purported to be owned) by or used by either of them in the operation, conduct or maintenance of their respective businesses in the manner presently operated, conducted and maintained (collectively, the “Whitecap IP”); (ii) the Whitecap IP is sufficient for Whitecap and each Whitecap Subsidiary to operate, conduct and maintain their respective business in the manner presently operated, conducted and maintained; (iii) neither the operation, conduct or maintenance by Whitecap or any Whitecap Subsidiary of their respective business in the manner presently operated, conducted and maintained, nor the use by Whitecap or any Whitecap Subsidiary of any Whitecap IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights of any third party, or breaches any duty or obligation owed to any third party; (iv) neither Whitecap nor any Whitecap Subsidiary has received any notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation by it of any Intellectual Property Right of any third party or breach of any duty or obligation owed to any third party; or (B) that Whitecap or a Whitecap Subsidiary does not own any Whitecap IP or, in the case of Whitecap IP which is licensed to Whitecap or a Whitecap Subsidiary, as the case may be, that it does not have the right to use such Intellectual Property Rights in connection with the operation, conduct and maintenance of their business in the manner presently operated, conducted and maintained; (v) Whitecap and each Whitecap Subsidiary has used and continue to use reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Whitecap IP; (vi) the entering into of this Agreement will not trigger any material change of control payments or fees under any seismic license agreements; (vii) the Information Technology owned, licensed, leased or used by Whitecap and the Whitecap Subsidiaries (collectively, the “Whitecap IT”) meets or exceeds industry standards for performance and security, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of Whitecap and each Whitecap Subsidiary as presently operated, conducted and maintained; (viii) Whitecap and the Whitecap Subsidiaries: (A) have and continue to use reasonable commercial efforts to protect the security and integrity of the Whitecap IT and the information thereon; and (B) have adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of their respective business; and (ix) Whitecap and the Whitecap Subsidiaries have collected, used, disclosed, stored, and otherwise processed all Personal Information under their custody and control materially in accordance with applicable data protection and privacy Laws; in each case, other than non-compliance with or violations of the representations and warranties provided in this Section (ww)(i)-(ix) which would, individually or in the aggregate, not have a Material Adverse Effect on Veren.

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(xx)	Corrupt Practices and Trade Legislation.

(i)	To the knowledge of Whitecap, neither it nor any Whitecap Subsidiary, or any of their respective directors, officers, agents, employees or affiliates acting in their capacity as such, have, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value is to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under Anti-Corruption Laws applicable to Whitecap or any Whitecap Subsidiary and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation. This includes, for greater certainty, policies and procedures that are designed to ensure compliance with Applicable Laws that prohibit corruption or bribery by any third party agents, representatives or business partners that interact with foreign public officials on Whitecap or any Whitecap Subsidiary’s behalf. To the knowledge of Whitecap, no action, suit or proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving Whitecap or any Whitecap Subsidiary with respect to the Anti-Corruption Laws is pending or threatened or has been pending or threatened.

(ii)	During the periods of the Whitecap Financial Statements, the operations of Whitecap and the Whitecap Subsidiaries are and have been conducted at all times in compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and records requirements of Anti-Corruption Laws, and Money Laundering Laws. To the knowledge of Whitecap, no action, suit, proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving Whitecap or any Whitecap Subsidiary with respect to the Money Laundering Laws is pending or threatened or has been pending or threatened.

(iii)	Neither Whitecap nor any Whitecap Subsidiary, nor to the knowledge of Whitecap, any director, officer, agent, employee or affiliate thereof has had any sanctions administered by the OFAC, Global Affairs Canada or Public Safety Canada imposed upon such Person; and neither Whitecap nor any Whitecap Subsidiary is in violation of any of the applicable Economic Sanctions, including, for greater certainty, Economic Sanctions that restrict oil and gas sector investments and trade in oil and gas sector equipment to certain destinations such as Russia, Iran and Syria, or is conducting or has conducted business with any Person who is the target of any Economic Sanctions in violation of applicable Economic Sanctions.

(iv)	There have been no material inaccurate or fictitious entries made in the books or records of Whitecap or any Whitecap Subsidiary (to the extent such books or records are kept in connection with the books and records of Whitecap or a Whitecap Subsidiary) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and neither Whitecap nor a Whitecap Subsidiary, or, to the knowledge of Whitecap, their affiliates, have directly or indirectly established or maintained a secret or unrecorded fund.

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(v)	Whitecap: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of Whitecap and each Whitecap Subsidiary accurately and fairly reflect the transactions of Whitecap and each Whitecap Subsidiary, as applicable, in reasonable detail; (2) transactions are executed in accordance with management’s general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that both entity’s financial statements are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the businesses of Whitecap and the Whitecap Subsidiaries are conducted without any of the actions described in clause (i)(A) and (i)(B) of this Section (xx) and, to the knowledge of Whitecap, there has not been any material breach of such policies or procedures.

(vi)	Without limiting the generality of the foregoing, Whitecap and each Whitecap Subsidiary, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such, is in material compliance with all Applicable Laws relating to lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(vii)	For the avoidance of doubt, any reference to “other thing of value” in this Section (xx) includes meals, entertainment, travel and lodging.

(viii)	For purposes of this Section (xx) only, “affiliates” means those affiliates acting in connection with the properties, assets or business of Whitecap and/or a Whitecap Subsidiary, as applicable.

(yy)	Investment Canada Act. Whitecap is not a non-Canadian within the meaning of the Investment Canada Act.

(zz)	Debt Commitment Letters. Whitecap has provided to Veren full and complete copies of the Debt Commitment Letters, and except as permitted by Section 3.7 and as previously disclosed to Veren, the Debt Commitment Letters are unamended and in full force and effect; and on the Effective Date, the Accordion Commitment Letter will have been replaced with Financing Documents in accordance with Section 3.7 and such Financing Documents will be in full force and effect.

(aaa)	Reorganization. Whitecap is not aware of any agreement, plan or other circumstance that would prevent the Business Combination from qualifying as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code.

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SCHEDULE “E”

REPRESENTATIONS AND WARRANTIES OF VEREN

[See attached]

REPRESENTATIONS AND WARRANTIES OF VEREN

(a)	Organization and Qualification. Veren and the Veren Subsidiaries are corporations validly existing and in good standing under the Applicable Laws of their jurisdiction of incorporation in all respects and have the requisite corporate power and authority to own their respective properties as now owned and to carry on their respective business as it is now being conducted. Veren and the Veren Subsidiaries are duly registered to do business and each is in good standing in each jurisdiction in which the character of their respective properties, owned or leased, or the nature of their activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Veren.

(b)	Authority Relative to this Agreement. Veren has the requisite corporate authority to enter into this Agreement and the Whitecap Support Agreements and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Whitecap Support Agreements, and the consummation by Veren of the transactions contemplated hereunder and thereunder, have been duly authorized by the Veren Board and, subject to the approval of the Veren Transaction Resolution by Veren Shareholders and the approval of the Circular and matters relating to the Veren Meeting by the Veren Board, no other corporate proceedings on the part of Veren are necessary to authorize this Agreement or the Business Combination. This Agreement and the Whitecap Support Agreements have been duly executed and delivered by Veren and constitute legal, valid and binding obligations of Veren enforceable against it in accordance with the terms hereof and thereof, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Material Subsidiaries; Joint Ventures. Veren has no Material Subsidiaries other than Veren Partnership. Veren has no subsidiaries other than the Veren Subsidiaries. The Veren Subsidiaries are not currently prohibited, directly or indirectly, from paying any dividends to Veren, from making any other distribution on its capital stock, from repaying to Veren any loans or advances to it from Veren. Except as disclosed in writing by Veren to Whitecap, neither Veren nor any Veren Subsidiary is a partner or participant in any material partnership, joint venture, profit-sharing arrangement or other material business combination of any kind, other than any customary joint operating agreements or units agreements affecting the oil and gas properties of Veren or a Veren Subsidiary, and is not party to any agreement under which it agrees to carry on any material part of its business or any other activity in such manner or by which it agrees to share any material revenue or profit with any other Person.

(d)	Ownership of Subsidiaries. Veren is the beneficial direct or indirect owner of all of the outstanding shares of each Veren Subsidiary with good title thereto free and clear of any and all Encumbrances, other than those granted to its bank lenders. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in any Veren Subsidiary. All of the outstanding shares of capital stock in each Veren Subsidiary are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(e)	No Violation; Absence of Defaults and Conflicts.

(i)	Neither Veren nor any Veren Subsidiary (A) is in violation of its constating documents or by-laws, or (B) is in default in the performance or observance of any obligation, agreement, covenant or condition contained in any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Veren or a Veren Subsidiary is a party or to which any of them, or their respective properties or assets, may be subject or by which Veren or a Veren Subsidiary is bound, except for such defaults which would not result in a Material Adverse Effect on Veren.

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(ii)	Neither the execution and delivery of this Agreement, nor the Whitecap Support Agreements, by Veren nor the consummation of the Business Combination contemplated by this Agreement nor compliance by Veren with any of the provisions hereof or thereof will: (A) other than the written consents of the requisite lenders under each of the Veren Credit Agreements (if the credit facilities under each of the Veren Credit Agreements are not fully repaid and cancelled at or prior to the Effective Time), violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Veren or a Veren Subsidiary or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) their respective charter or by-laws; or (2) except as disclosed in writing by Veren to Whitecap, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Veren or a Veren Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Veren or a Veren Subsidiary is bound; or (B) subject to obtaining the Key Regulatory Approvals, and the requisite approvals of the Whitecap Shareholders, the Veren Shareholders, the Court and the TSX and NYSE, if applicable, and compliance with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, violate any Laws applicable to Veren or a Veren Subsidiary or any of their respective properties or assets; or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect (except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Veren).

(iii)	Other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Business Combination or which are required to be fulfilled after the completion of the Business Combination, and except for the Key Regulatory Approvals, and the requisite approvals of the Whitecap Shareholders, the Veren Shareholders, the Court and the TSX and NYSE, if applicable: (A) there is no legal impediment to Veren’s consummation of the Business Combination; and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Authority is required of Veren in connection with the consummation of the Business Combination, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Veren or significantly impede the ability of Veren to consummate the Business Combination.

(f)	Funds Available. Veren has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to: (i) pay the Whitecap Termination Amount pursuant to Section 7.2; and (ii) satisfy its payment obligations to the holders of Veren Accelerated Incentive Securities in connection with the Business Combination.

(g)	Litigation. Except as disclosed in writing by Veren to Whitecap, there are no actions, suits, proceedings or investigations by Governmental Authorities or other Persons pending or, to the knowledge of Veren, threatened, affecting or that would reasonably be expected to affect Veren or a Veren Subsidiary or any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which action, suit, proceeding or investigation involves a reasonable possibility of any judgment against or liability of Veren or a Veren Subsidiary which, if successful, would have a Material Adverse Effect on Veren or would significantly impede the ability of Veren to consummate the Business Combination. Neither Veren nor a Veren Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or would have a Material Adverse Effect on Veren or would significantly impede the ability of Veren to consummate the Business Combination.

(h)	Returns Filed and Taxes Paid. All material Returns required to be filed by or on behalf of Veren and each Veren Subsidiary have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All material Taxes due or payable by Veren and each Veren Subsidiary, whether or not shown to be payable on such Returns, have been paid in full on a timely basis, other than any such Taxes being contested in good faith and for which adequate reserves in accordance with IFRS have been established.

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(i)	Tax Reserves. Veren has provided adequate accruals in the Veren Financial Statements for material impacts to deferred Taxes payable and current Taxes payable by, or required to be withheld and remitted by, Veren and each Veren Subsidiary, which Taxes are not yet payable to the applicable Governmental Authority, in each case in conformity with IFRS.

(j)	Tax Deficiencies; Audits. No deficiencies exist or have been asserted with respect to Taxes of Veren and each Veren Subsidiary that would have a Material Adverse Effect on Veren. Neither Veren nor a Veren Subsidiary is a party to any action or proceeding for assessment or collection of Taxes that would have a Material Adverse Effect on Veren, nor, to the knowledge of Veren, has such an event been asserted or threatened against Veren or a Veren Subsidiary or any of their respective assets that would have a Material Adverse Effect on Veren.

(k)	Withholding Taxes. Veren and each Veren Subsidiary have paid or have withheld and remitted to the appropriate Governmental Authority all Taxes required to be paid, withheld and remitted by them, including in connection with amounts paid or owing to employees, non-residents of Canada, independent contractors, creditors, shareholders or other third parties, except where the failure to pay or withhold and remit would not have a Material Adverse Effect on Veren.

(l)	Foreign Returns. Except as disclosed in writing by Veren to Whitecap, neither Veren nor any Veren Subsidiary has filed, or has been required or is currently required to file, any Returns with any Governmental Authority outside of their respective jurisdictions of incorporation, and no claims have ever been made by a Governmental Authority that Veren or a Veren Subsidiary is or may be subject to Tax in a jurisdiction where it does not file Returns.

(m)	GST and Similar Taxes. The books and records of Veren fairly and correctly set out and disclose, in all material respects, all liabilities and unclaimed input tax credits under Part IX of the Excise Tax Act (Canada) for purposes of the goods and services or harmonized sales tax or any similar legislation, and fairly and correctly set out and disclose in all material respects all liabilities and remittances in respect of any provincial sales tax, fuel tax, or any other value-added tax. All financial transactions of Veren and each Veren Subsidiary have been accurately and completely recorded, in all material respects in the books and records of Veren.

(n)	Residence. Veren is a “Canadian corporation” as defined in the Tax Act.

(o)	Listed Transactions. Neither Veren nor Veren Subsidiary has participated in any listed transaction within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state or local Tax Law).

(p)	Tax Sharing Agreements. Neither Veren nor any Veren Subsidiary is a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, Contract or arrangement (other than any such agreement entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or has any material liability for Taxes of any Person (other than members of an affiliated, consolidated, combined or unitary group of which Veren or a Veren Subsidiary is the common parent and the only members of which are Veren or Veren Subsidiaries), as a transferee or successor, by Contract or otherwise by operation of Law.

(q)	Distributing or Controlled Corporation. Neither Veren nor any Veren Subsidiary has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Internal Revenue Code) in a distribution of shares qualifying or intending to qualify for tax-free treatment under Section 355 of the Internal Revenue Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this acquisition.

(r)	Reporting Issuer Status. Veren is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. Veren has filed with, or furnished to, the U.S. Securities and Exchange Commission all reports required to be filed or furnished by it under the U.S. Exchange Act and the rules thereunder, since January 1, 2024, in each case in all material respects. The Veren Shares are listed and posted for trading on the TSX and the NYSE, and Veren is in material compliance with the applicable rules of the TSX and the NYSE.

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(s)	U.S. Securities Law Matters.

(i)	Veren is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States.

(ii)	The Veren Shares are registered under section 12(b) of the U.S. Exchange Act and Veren is in material compliance with its reporting obligation as a “foreign private issuer”, as defined in Rule 3b-4 under the U.S. Exchange Act.

(iii)	Other than the Veren Shares, Veren does not have, nor is it required to have, any class of equity securities registered under the U.S. Exchange Act, nor is Veren subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the U.S. Exchange Act.

(iv)	Veren is not registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940.

(v)	Veren is not, and on the Effective Date will not be, a “shell company” (as defined in Rule 405 under the U.S. Securities Act).

(t)	HSR Act.

(i)	Veren is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal offices within the United States. Veren is its own “ultimate parent entity” for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (United States) (the “HSR Act”).

(ii)	Veren (and all entities “controlled by” Veren for purposes of the HSR Act) (i) does not hold assets located in the United States with a fair market value of greater than US$126.4 million and (ii) has not made aggregate sales in or into the United States of over US$126.4 million in its most recent fiscal year.

(u)	Capitalization. As of the Agreement Date, the authorized capital of Veren consists of an unlimited number of Veren Shares. As of the Agreement Date, 611,816,627 Veren Shares are issued and outstanding. As of the Agreement Date, other than 445,407 Veren Options, 2,000,073 Veren DSUs, 3,690,288 Veren PSUs, 1,119,165 Veren RSAs and 2,787,546 Veren ESVAs, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Veren of any securities of Veren (including Veren Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Veren (including Veren Shares). All issued and outstanding Veren Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Veren Shares issuable upon the exercise, settlement or redemption, as applicable, of Veren Incentives (other than Veren Incentives that may only be settled with cash) in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Veren Shares, there are no securities of Veren outstanding which have the legal or contractual right to vote generally with Veren Shareholders on any matter.

(v)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Veren Shares or any other securities of Veren has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Veren, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

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(w)	Material Agreements.

(i)	Other than this Agreement, Veren has not entered into any material agreements which are required to be filed by Veren under National Instrument 51-102 – Continuous Disclosure Obligations, except for those agreements which have been so filed by Veren.

(ii)	Other than the Contracts set forth in Section (w)(i) above, Veren has made available to Whitecap in the Veren Data Room, true and complete copies (including all material amendments, modifications, extensions or renewals with respect thereto) of each of the following Contracts to which Veren or a Veren Subsidiary is a party or bound as of the Agreement Date:

(A)	each Contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision that materially restricts the ability of Veren or any of its subsidiaries (including Veren and its subsidiaries following the Effective Time) to (A) compete in any line of business or geographic area or with any Person during any period of time after the Effective Time or (B) make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets or properties;

(B)	each Contract that creates, evidences, provides commitments in respect of, secures or guarantees (A) indebtedness for borrowed money in any amount in excess of [amount redacted] or (B) other indebtedness of Veren or a Veren Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in excess of [amount redacted], other than agreements solely between or among Veren and a Veren Subsidiary;

(C)	each Contract involving the pending acquisition, swap, exchange, sale or other disposition of (or option to purchase, acquire, swap, exchange, sell or dispose of) any oil and gas properties of Veren and any Veren Subsidiary for which the aggregate consideration (or the fair market value of such consideration, if non-cash) payable to or from Veren or a Veren Subsidiary exceeds [amount redacted], other than Contracts involving the acquisition or sale of (or option to purchase or sell) hydrocarbons in the ordinary course of business;

(D)	each International Swaps and Derivatives Association master agreement (each, together with each schedule thereto and amendments thereto, an “ISDA”) under which any Hedging Transactions are outstanding involving: (i) with respect to hydrocarbons, aggregate notional quantities of natural gas in excess of [amount redacted] per day (calculated over any monthly period) or aggregate notional quantities of liquid hydrocarbons in excess of [amount redacted]per day (calculated over any monthly period); (ii) with respect to interest rates, aggregate notional amounts in excess of [amount redacted] (or the equivalent in any other currency); or (iii) with respect to cross-currency exchange, aggregate notional amounts in excess of [amount redacted] (or the equivalent in any other currency), it being further represented and warranted that each Hedging Transaction under each such ISDA is evidenced by and confirmed through the standard bank counterparty confirmation process and documentation which (except as disclosed in the Veren Data Room) does not materially amend such ISDA;

(E)	each partnership, shareholder, joint venture, limited liability company agreement or other joint ownership agreement, other than with respect to arrangements exclusively among Veren and a Veren Subsidiary and other than any customary joint operating agreements or units agreements affecting the oil and gas properties of Veren or a Veren Subsidiary;

(F)	each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring Veren or a Veren Subsidiary to make annual expenditures in excess of [amount redacted] or aggregate payments in excess of [amount redacted] (in each case, net to the interest of Veren and the Veren Subsidiaries) following the date of this Agreement, other than customary joint operating agreements and exploration and development obligations under oil and gas leases;

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(G)	each agreement that contains any exclusivity, “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, to which Veren or a Veren Subsidiary is subject, and, in each case, is material to the business of the Veren Group, taken as a whole, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of Veren or a Veren Subsidiary, (B) customary royalty pricing provisions in oil and gas leases or (C) customary preferential rights in joint operating agreements or unit agreements affecting the business or the oil and gas properties of Veren or a Veren Subsidiary;

(H)	any acquisition or divestiture Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than (A) asset retirement obligations or plugging and abandonment obligations set forth in the Veren Reserves Report or (B) customary indemnity obligations with respect to the post-closing ownership and operation of acquired assets), that would reasonably be expected to result in (1) earn out payments, contingent payments or other similar obligations to a third party (but excluding indemnity payments) in any year in excess of [amount redacted] or (2) earn out payments, contingent payments or other similar obligations to a third party, including indemnity payments, in excess of [amount redacted] in the aggregate after the Agreement Date;

(I)	any Contract (other than any other Contract otherwise covered by this Section (w)(ii)) that creates future payment obligations (including settlement agreements or Contracts that require any capital contributions to, or investments in, any Person) of Veren or a Veren Subsidiary outside the ordinary course of business, in each case, involving annual payments in excess of [amount redacted] or aggregate payments in excess of [amount redacted] (excluding, for the avoidance of doubt, customary joint operating agreements or unit agreements affecting the oil and gas properties of Veren or a Veren Subsidiary), or creates or would create an Encumbrance on any material asset or property of Veren or a Veren Subsidiary;

(J)	any Contract that provides for midstream services to, or the sale by, Veren or a Veren Subsidiary of hydrocarbons for a term greater than or equal to five (5) years and does not allow Veren or a Veren Subsidiary to terminate it without penalty to Veren or a Veren Subsidiary within ninety (90) days; and

(K)	any Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, or similar arrangements that otherwise guarantee or commit volumes of hydrocarbons from Veren or a Veren Subsidiary’s oil and gas properties, which in each case, would reasonably be expected to involve payments (including penalty or deficiency payments) in excess of [amount redacted] during the twelve (12) month period following the date of this Agreement or aggregate penalty or deficiency payments in excess of [amount redacted] during the two (2)-year period following the date of this Agreement.

(iii)	Neither Veren nor any Veren Subsidiary is in breach of, or default under the terms of, and, to the knowledge of Veren, no other party to any Veren Material Contract is in breach of, or default under the terms of, any Veren Material Contract, nor is any event of default (or similar term) continuing under any Veren Material Contract, and, to the knowledge of Veren, there does not exist any event, condition or omission that would constitute such a default, breach or event of default (or similar term) (whether by lapse of time or notice or both) under any Veren Material Contract, in each case where such breach, default or event of default (or similar term) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect in respect of Veren.

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(x)	Filings. Veren and each Veren Subsidiary have filed or furnished all material documents required to be filed by it with all applicable Governmental Authorities and, except to the extent corrected by subsequent reports filed or furnished prior to the date hereof, all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed or furnished did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(y)	Books and Records. The corporate records and minute books of Veren and each Veren Subsidiary have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(z)	Financial Statements. The Veren Financial Statements, and any interim or annual financial statements filed by or on behalf of Veren on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws or any Applicable U.S. Securities Laws, were, or when so filed, will have been, prepared in accordance with IFRS (consistently applied), and present, or when so filed will present, fairly, in all material respects, in accordance with IFRS the consolidated financial position, results of operations and changes in financial position of Veren on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Veren’s accounting policies, except as described in the notes to the Veren Financial Statements, since January 1, 2025. A true and complete copy of the Veren Financial Statements have been filed by or on behalf of Veren, prior to or concurrent with the execution and delivery of this Agreement, with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, in compliance, or intended compliance, with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws.

(aa)	Financial Reporting. Veren maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(f) under the U.S. Exchange Act) providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and has otherwise complied with the requirements of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and the U.S. Exchange Act and the rules thereunder, except where the failure to maintain such a system would not reasonably be expected to have a Material Adverse Effect on Veren; management of Veren has assessed the effectiveness of Veren’s internal control over financial reporting, as at December 31, 2024, and has concluded that such internal control over financial reporting was effective as of such date.

(bb)	Disclosure Controls and Procedures. Veren maintains disclosure controls and procedures that comply with the requirements of Applicable Canadian Securities Laws and Applicable U.S. Securities Laws in all material respects; such disclosure controls and procedures have been designed to provide reasonable assurance that material information required to be disclosed by Veren in the reports that it files or submits under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in such securities laws; such disclosure controls and procedures were effective as of December 31, 2024 at a reasonable assurance level.

(cc)	Absence of Undisclosed Liabilities. Veren has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Veren Financial Statements (the “Veren Balance Sheet”);

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Veren Balance Sheet under IFRS;

(iii)	those incurred in the ordinary course of business since the date of the Veren Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

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(dd)	No Material Adverse Change. Except for the Business Combination or any action taken in accordance with this Agreement, since December 31, 2024: (i) Veren and the Veren Subsidiaries have conducted their respective business only in the ordinary and normal course substantially consistent with past practice; (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Veren (taken as a whole) has been incurred other than in the ordinary course of business; (iii) there has not been any Material Adverse Change in respect of Veren; and (iv) there have been no material facts, transactions, events or occurrences which would have a Material Adverse Effect on Veren.

(ee)	Conduct of Business. Since December 31, 2024, neither Veren nor any Veren Subsidiary has taken any action that would be in violation of Section 3.2 if such provision had been in effect since that date, other than violations which would not have any Material Adverse Effect on Veren or would not significantly impede Veren’s ability to consummate the Business Combination contemplated hereby.

(ff)	Foreign Private Issuer. Veren is a “foreign private issuer” as defined in Rule 405 of Regulation C under the U.S. Securities Act.

(gg)	Environmental.

(i)	There have not occurred any material spills, emissions or pollution on any property of Veren or a Veren Subsidiary or as a result of their respective operations that have not been remediated in compliance with Environmental Laws, nor has Veren or a Veren Subsidiary been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that have not been complied with, except in each case to the extent any of such material spills, emissions or pollution on property or stop orders, control orders, clean-up order or reclamation orders would not individually or in the aggregate have a Material Adverse Effect on Veren. All operations of Veren and each Veren Subsidiary have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not individually or in the aggregate have a Material Adverse Effect on Veren. Veren is not aware of, or is subject to:

(A)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(B)	any demand or notice with respect to the breach of any Environmental Laws applicable to Veren or a Veren Subsidiary, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances, which would reasonably be expected to have a Material Adverse Effect on Veren.

(ii)	In the ordinary course of its business, Veren periodically reviews the effect of Environmental Laws on various business, operations and properties of Veren, in the course of which it identifies and evaluates associated costs and liabilities (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, Veren has reasonably concluded that such associated costs and liabilities would not result in a Material Adverse Change to Veren.

(hh)	Real Property Title. Veren and each Veren Subsidiary have good and sufficient title to their real property interests, including fee simple estate of and in real property, leases, easements, rights of way, permits or licenses from landowners or authorities permitting the use of land by Veren and each Veren Subsidiary, necessary to permit the operation of their respective business as presently owned and conducted, other than where the failure to have such good and sufficient title would not individually or in the aggregate have a Material Adverse Effect on Veren. Veren does not have any knowledge nor is it aware of any defects, failures or impairments in the title of Veren or a Veren Subsidiary to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate would have a Material Adverse Effect on Veren.

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(ii)	No Defaults under Leases and Agreements.

(i)	Neither Veren nor any Veren Subsidiary has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to their respective assets to which Veren or a Veren Subsidiary is a party or by or to which Veren or a Veren Subsidiary or any of their respective assets are bound or subject, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect on Veren.

(ii)	To the knowledge of Veren:

(A)	Veren and each Veren Subsidiary is in good standing under all, and is not in default under any; and

(B)	there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Veren, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder, except in each case to the extent that such defaults would not, individually or in the aggregate, have a Material Adverse Effect on Veren.

(jj)	No Encumbrances. Neither Veren nor any Veren Subsidiary has encumbered or alienated their interests in their respective assets or agreed to do so and their assets are free and clear of all Encumbrances except for such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate.

(kk)	Ownership of Material Property. Veren and the Veren Subsidiaries have ownership of all material property (including oil and gas leasehold interests in accordance with industry standard oilfield practice) necessary to the operation of their respective businesses, in each case free and clear of all Encumbrances and other material adverse claims known to Veren, other than such Encumbrances as are disclosed in any governmental registry or arising in the ordinary course of business or are not material in the aggregate. Subject to the terms, covenants, conditions and stipulations in Veren’s title and operating documents, Veren is entitled to hold and enjoy its assets without lawful interruption by any Person claiming by, through or under Veren, except as would not, individually or in the aggregate, have a Material Adverse Effect on Veren.

(ll)	No ROFRs. There are no rights of first refusal, pre-emptive rights of purchase or similar right whereby any third party has the right to acquire or purchase any of Veren’s or a Veren Subsidiary’s assets as a consequence of the Parties entering into this Agreement or the Business Combination, other than where such rights would not individually or in the aggregate have a Material Adverse Effect on Veren.

(mm)	Royalties, Rentals and Taxes Paid. All royalties and rentals payable under the leases and other title and operating documents pertaining to the oil and gas assets of Veren and the Veren Subsidiaries and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable have been properly paid in full and in a timely manner, except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect on Veren.

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(nn)	Reserves. A true and complete copy of the Veren Reserves Report has been provided to Whitecap. Veren cooperated with McDaniel in the preparation of the Veren Reserves Report, which has been accepted and approved by the Reserves Committee and the Veren Board. Veren has made available to McDaniel prior to the issuance of the Veren Reserves Report for the purpose of preparing such report, all information within Veren’s power or possession requested by McDaniel, which information did not to Veren’s knowledge, at the time such information was provided, contain any misrepresentation and Veren does not have any knowledge of any change in the production, cost, reserves, resources or other relevant information provided to McDaniel since the date that such information was so provided that would result, individually or in the aggregate, in a Material Adverse Effect. Veren believes that the Veren Reserves Report reasonably presents the estimated quantity and pre-tax net present values of the oil and natural gas reserves associated with the crude oil, natural gas and NGL properties evaluated in such report as at December 31, 2024, based upon information available at the time such reserves information was prepared, and Veren believes that at the date of such report, the Veren Reserves Report reasonably presented the aggregate estimated quantity and pre-tax net present values of such reserves or the estimated monthly production volumes therefrom in all material respects.

(oo)	Licences. Veren and the Veren Subsidiaries have obtained and are in compliance with all licenses, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Authority necessary to conduct their respective businesses as they are now being or are proposed to be conducted, other than such licenses, permits, certificates, consents, orders, grants and other authorizations, the absence of which would, individually or in the aggregate, not have a Material Adverse Effect on Veren.

(pp)	Long-Term Hedging Transactions. Veren and the Veren Subsidiaries have no obligations or liabilities, direct or indirect, vested or contingent in respect of any Hedging Transaction except with respect to Hedging Transactions entered in the ordinary course of business consistent with past practice and as permitted under Veren’s corporate policies.

(qq)	Employee Benefit Plans. Veren has made available to Whitecap true, complete and correct copies of each material option, incentive compensation (including the Veren Incentive Plans), deferred compensation, share purchase or share-based compensation plan and each other material employee or director compensation or benefit plan, agreement or arrangement, or any similar agreement, plan, policy or other arrangement (and any amendments thereto), for the benefit of directors or former directors of Veren and each Veren Subsidiary, consultants or former consultants of Veren and each Veren Subsidiary, employees or former employees of Veren and each Veren Subsidiary, which are maintained by, contributed to, or binding upon Veren and the Veren Subsidiaries or in respect of which Veren and the Veren Subsidiaries have any actual or potential liability (the “Veren Employee Plans”), and:

(i)	each Veren Employee Plan has been maintained and administered in material compliance with its terms, and is funded in accordance with Applicable Laws;

(ii)	all required employer contributions under any Veren Employee Plans have been made in accordance with the terms thereof in all material respects;

(iii)	each Veren Employee Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and nothing has occurred since the date of the last qualification, registration or approval to materially adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)	to the knowledge of Veren, there are no pending or anticipated material claims against or otherwise involving any of the Veren Employee Plans and no material suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Veren Employee Plan activities) has been brought against or with respect to any Veren Employee Plan;

(v)	all contributions, reserves or premium payments required to be made to the Veren Employee Plans have been made or accrued for in the books and records of Veren in all material respects;

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(vi)	except as disclosed in writing by Veren to Whitecap, the execution and delivery of this Agreement or the consummation of the transactions contemplated herein will not under any Veren Employee Plan result in, cause the accelerated vesting of, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Veren or a Veren Subsidiary, or will not limit the right of Veren or a Veren Subsidiary to amend, merge, terminate or receive a reversion of assets from any Veren Employee Plan or related trust in all material respects; and

(vii)	all material unfunded liabilities in respect of the Veren Employee Plans have been reflected in the Veren Financial Statements or accrued for in the books and records of Veren.

(rr)	Employment Agreements and Collective Agreements. Except as disclosed in writing by Veren to Whitecap:

(i)	neither Veren nor any Veren Subsidiary is a party to, nor is engaged in any negotiations with respect to, any employment agreement with any employee or any written or oral agreement, arrangement or understanding, providing for severance, termination or change of control payments to any Veren or Veren Subsidiary employee as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated herein;

(ii)	neither Veren nor any Veren Subsidiary is a party to, nor is engaged in any negotiations with respect to, any collective bargaining or union agreement, any actual or threatened application for certification or bargaining rights or letter of understanding, with respect to any current or former Veren or Veren Subsidiary employee. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Veren or any Veren Subsidiary by way of certification, interim certification, voluntary recognition or succession rights of any Veren or Veren Subsidiary employees;

(iii)	there is no labour strike, dispute, lock-out, work slowdown or stoppage or concerted work refusal outstanding, pending or involving Veren or any Veren Subsidiary and, to the knowledge of Veren, no labour strike, dispute, lock-out, work slowdown or stoppage is threatened against Veren or a Veren Subsidiary. No trade union has applied to have Veren declared a related successor or common employer pursuant to the Labour Relations Code (Alberta) or any similar legislation in any jurisdiction in which Veren or any Veren Subsidiary carries on business;

(iv)	no unfair labour practice complaint, grievance or arbitration proceeding is pending or involving Veren or a Veren Subsidiary and, to the knowledge of Veren, neither Veren nor any Veren Subsidiary has engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding has been threatened against Veren or any Veren Subsidiary, in each case other than as in the aggregate would not be material to Veren;

(v)	Veren and the Veren Subsidiaries are in material compliance with all terms and conditions of employment and all Applicable Laws respecting employment, including pay equity, human rights, privacy, employment standards, worker’s compensation and occupational health and safety, and there are no outstanding actual or, to the knowledge of Veren, threatened claims, complaints, investigations or orders under any such Laws, other than as in the aggregate do not have a Material Adverse Effect on Veren;

(vi)	all amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay and other employee benefits in respect of employees of Veren and each Veren Subsidiary which are attributable to the period before the Effective Date have been paid or are accurately reflected in the books and records of Veren in all material respects;

(vii)	there are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing by Veren or any Veren Subsidiary pursuant to any workers’ compensation legislation and neither Veren nor any Veren Subsidiary has been reassessed in any material respect under such legislation and, to the knowledge of Veren, no audit of Veren or any Veren Subsidiary is currently being performed pursuant to any applicable worker’s compensation legislation;

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(viii)	there are no material charges pending with respect to Veren or any Veren Subsidiary under applicable OHSL. Veren and each Veren Subsidiary have complied in all material respects with the terms and conditions of the OHSL, as well as with any orders issued under OHSL. There are no appeals of any material orders under OHSL currently outstanding; and

(ix)	Veren and each Veren Subsidiary have in all material respects properly classified each contractor and contingent worker directly engaged or retained by them, respectively, in accordance with all Applicable Laws and there are no outstanding actual or, to the knowledge of Veren, threatened material claims, complaints or investigations regarding Veren or any Veren Subsidiary’s classification of such contractors and contingent workers.

(ss)	Insurance. Policies of insurance are in force naming Veren or a Veren Subsidiary as insureds that adequately cover all risks as are customarily covered by oil and gas producers and distributors in the industry in which Veren operates. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect on Veren.

(tt)	Indebtedness To and By Officers, Directors and Others. Neither Veren nor any Veren Subsidiary is indebted to any of its respective directors, officers, employees or consultants, or any of their respective associates or affiliates, or other parties not at arm’s length, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to Veren or any Veren Subsidiary, as applicable.

(uu)	Compliance with Laws. Veren and each Veren Subsidiary has complied with and are not in violation of any Applicable Laws other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Veren.

(vv)	Possession of Intellectual Property. (i) Veren and each Veren Subsidiary own with good and valid title thereto, free and clear of all Encumbrances, or have the full right or license to use, and to continue to use, the Intellectual Property Rights owned (or purported to be owned) by or used by either of them in the operation, conduct or maintenance of their respective businesses in the manner presently operated, conducted and maintained (collectively, the “Veren IP”); (ii) the Veren IP is sufficient for Veren and each Veren Subsidiary to operate, conduct and maintain their respective business in the manner presently operated, conducted and maintained; (iii) neither the operation, conduct or maintenance by Veren or any Veren Subsidiary of their respective business in the manner presently operated, conducted and maintained, nor the use by Veren or any Veren Subsidiary of any Veren IP in respect thereto infringes, misappropriates, misuses or violates the Intellectual Property Rights of any third party, or breaches any duty or obligation owed to any third party; (iv) except as disclosed in writing by Veren to Whitecap, neither Veren nor any Veren Subsidiary has received any written notice, complaint, threat or claim alleging: (A) the infringement, misappropriation, misuse or violation by it of any Intellectual Property Right of any third party or breach of any duty or obligation owed to any third party; or (B) that Veren and a Veren Subsidiary does not own any Veren IP or, in the case of Veren IP which is licensed to Veren or a Veren Subsidiary, as the case may be, that it does not have the right to use such Intellectual Property Rights in connection with the operation, conduct and maintenance of their business in the manner presently operated, conducted and maintained; (v) Veren and each Veren Subsidiary has used and continue to use reasonable commercial efforts (including measures to protect secrecy and confidentiality, where appropriate) to protect the Veren IP; (vi) the entering into of this Agreement will not trigger any material change of control payments or fees under any seismic license agreements; (vii) the Information Technology owned, licensed, leased or used by Veren and the Veren Subsidiaries (collectively, the “Veren IT”) meets or exceeds industry standards for performance and security, and adequately satisfies the data processing and other computing needs of the respective businesses and operations of Veren and each Veren Subsidiary as presently operated, conducted and maintained; (viii) Veren and the Veren Subsidiaries: (A) have and continue to use reasonable commercial efforts to protect the security and integrity of the Veren IT and the information thereon; and (B) have adopted administrative, procedural, physical and technological safeguards (including disaster recovery and business continuity plans), which are consistent with or exceed current industry standards, to adequately and properly ensure the protection of their respective business; and (ix) Veren and the Veren Subsidiaries have collected, used, disclosed, stored, and otherwise processed all Personal Information under their custody and control materially in accordance with applicable data protection and privacy Laws; in each case, other than non-compliance with or violations of the representations and warranties provided in this Section (vv)(i)-(ix) which would, individually or in the aggregate, not have a Material Adverse Effect on Veren.

Sch E-12

(ww)	Corrupt Practices and Trade Legislation.

(i)	To the knowledge of Veren, neither it nor any Veren Subsidiary, or any of their respective directors, officers, agents, employees or affiliates acting in their capacity as such, have, directly or indirectly, (A) made or authorized, or promised to make or authorize, any contribution, payment or gift of funds, property or other thing of value to any official, employee or agent of any governmental agency, authority or instrumentality (including government-owned or –controlled businesses) of any jurisdiction or any official or employee of any public international organization, state-owned enterprise, or a close relative thereof, or (B) made, or promised to make, or authorized any contribution, payment or gift of funds, property or other thing of value to any candidate for public office, to any political party, political party official or employee, in either case, where either the payment or the purpose of such contribution, payment, gift or other thing of value is to improperly influence any government action or decision or to secure an improper advantage for the purpose of obtaining or retaining business, or was, is, or would be prohibited under Anti-Corruption Laws applicable to Veren or any Veren Subsidiary and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation. This includes, for greater certainty, policies and procedures that are designed to ensure compliance with Applicable Laws that prohibit corruption or bribery by any third party agents, representatives or business partners that interact with foreign public officials on Veren or any Veren Subsidiary’s behalf. To the knowledge of Veren, no action, suit or proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving Veren or any Veren Subsidiary with respect to the Anti-Corruption Laws is pending or threatened or has been pending or threatened.

(ii)	During the periods of the Veren Financial Statements, the operations of Veren and the Veren Subsidiaries are and have been conducted at all times in compliance with applicable statutory and regulatory financial recordkeeping and reporting requirements, the accurate books and records requirements of Anti-Corruption Laws, and Money Laundering Laws. To the knowledge of Veren, no action, suit, proceeding or investigation by or before any court or governmental agency, authority or body or any arbitrator involving Veren or any Veren Subsidiary with respect to the Money Laundering Laws is pending or threatened or has been pending or threatened.

(iii)	Neither Veren nor any Veren Subsidiary, nor to the knowledge of Veren, any director, officer, agent, employee or affiliate thereof has had any sanctions administered by the OFAC, Global Affairs Canada or Public Safety Canada imposed upon such Person; and neither Veren nor any Veren Subsidiary is in violation of any of the applicable Economic Sanctions, including, for greater certainty, Economic Sanctions that restrict oil and gas sector investments and trade in oil and gas sector equipment to certain destinations such as Russia, Iran and Syria, or is conducting or has conducted business with any Person who is the target of any Economic Sanctions in violation of applicable Economic Sanctions.

(iv)	There have been no material inaccurate or fictitious entries made in the books or records of Veren or any Veren Subsidiary (to the extent such books or records are kept in connection with the books and records of Veren or a Veren Subsidiary) relating to any secret or unrecorded fund or any unlawful payment, gift, political or charitable contribution or other thing of value or advantage, and neither Veren nor a Veren Subsidiary, or, to the knowledge of Veren, their affiliates, have directly or indirectly established or maintained a secret or unrecorded fund.

Sch E-13

(v)	Veren: (A) maintains systems of accounting and internal controls sufficient to provide reasonable assurances that: (1) the books and records of Veren and each Veren Subsidiary accurately and fairly reflect the transactions of Veren and each Veren Subsidiary, as applicable, in reasonable detail; (2) transactions are executed in accordance with management’s general or specific authorization; and (3) transactions are recorded as necessary to maintain accountability for assets; (B) maintains a risk-based system of accounting and compliance controls sufficient to ensure that both entity’s financial statements are accurately and fairly stated and to monitor, prevent, detect and report transactions violating any Applicable Law that prohibits corruption or bribery; and (C) has instituted policies and procedures in relation to business conduct and ethics required by Applicable Law and otherwise reasonably sufficient to provide reasonable assurances that the businesses of Veren and the Veren Subsidiaries are conducted without any of the actions described in clause (i)(A) and (i)(B) of this Section (ww) and, to the knowledge of Veren, there has not been any material breach of such policies or procedures.

(vi)	Without limiting the generality of the foregoing, Veren and each Veren Subsidiary, and each of their respective officers and employees, and each of their respective consultants, agents and representatives, acting in their capacity as such, is in material compliance with all Applicable Laws relating to lobbying activities and campaign contributions, if any, and all filings required to be made under any Applicable Law relating to such lobbying activities and campaign contributions are accurate and have been properly filed with the appropriate Governmental Authority in all material respects.

(vii)	For the avoidance of doubt, any reference to “other thing of value” in this Section (ww) includes meals, entertainment, travel and lodging.

(viii)	For purposes of this Section (ww) only, “affiliates” means those affiliates acting in connection with the properties, assets or business of Veren and/or a Veren Subsidiary, as applicable.

(xx)	Abandoned Pipelines. Neither Veren nor the Veren Subsidiaries have transported any natural gas or any other petroleum substance through the Abandoned Pipelines since March 9, 2020.

(yy)	Veren Options and Veren PSUs. On the Agreement Date, Veren delivered to Whitecap (i) Veren Option Exercise or Surrender Agreements or Veren Support Agreements, as applicable, executed by Veren and the holders of not less than two-thirds of the outstanding Veren Options, and (ii) Veren Support Agreements executed by the holders of not less than two-thirds of the outstanding Veren PSUs.

(zz)	Reorganization. Veren is not aware of any agreement, plan or other circumstance that would prevent the Business Combination from qualifying as a tax-deferred reorganization under Section 368(a) of the Internal Revenue Code.

Sch E-14

SCHEDULE “F”

FORM OF VEREN OPTION EXERCISE OR SURRENDER AGREEMENT

[See attached]

CONDITIONAL OPTION EXERCISE OR SURRENDER AGREEMENT

(the “Agreement”)

____________________________________ Name of Optionholder (the “Holder”) c/o Veren Inc. 2000, 585 – 8th Avenue S.W. Calgary, Alberta, T2P 1G1

Dear Sir or Madam:

Re: Conditional Option Exercise or Surrender

Veren Inc. (“Veren”) acknowledges that the Holder is the beneficial owner of issued and outstanding options to acquire common shares (“Common Shares”) in the capital of Veren (“Options”) granted pursuant to the terms of the stock option plan of Veren effective as of January 3, 2018 (as amended, the “Stock Option Plan”) (and all option grant agreements with the Holder thereunder) and exercisable to acquire Common Shares, all of which are more particularly described in Schedule A hereto.

1.	The Business Combination

Veren and Whitecap Resources Inc. (“Whitecap”) entered into a business combination agreement on March 9, 2025 (the “Business Combination Agreement”) pursuant to which, among other things, Whitecap has agreed to acquire all of the issued and outstanding Common Shares in exchange for common shares of Whitecap (the “Business Combination”). The obligations of Veren and Whitecap to proceed with the Business Combination are subject to certain conditions contained in the Business Combination Agreement. Capitalized terms used in this Agreement and not otherwise defined in this Agreement will have the same meaning as in the Business Combination Agreement.

In connection with the completion of the Business Combination, Veren and Whitecap have agreed that Veren will cause the vesting of all outstanding Options to be accelerated, and that all outstanding Options will become exercisable, conditional upon completion of the Business Combination, immediately prior to the Effective Time of the Business Combination.

Holders of Options are entitled to exercise or surrender to Veren, conditional upon completion of the Business Combination, their unexercised Options with an exercise price less than the Market Price (the “In-the-Money Options”) and, in the case of a surrender of In-the-Money Options, to elect to receive a cash payment or Common Shares in consideration for such surrender and in lieu of the right to exercise such In-the-Money Options. For the purposes of this Agreement,

(a)	the Common Shares to be issued on the surrender of Options pursuant to this Agreement, if any, shall be referred to as “Option Shares”; and

(b)	“Market Price” means the volume weighted average trading price of the Common Shares on the TSX during the five trading days immediately preceding the Effective Date.

Option Shares will participate in the Business Combination in accordance with the terms of the Business Combination Agreement. In connection with the exercise or surrender of In-the-Money Options, a Holder must conditionally surrender all their Options with an exercise price equal to or greater than the Market Price (the “Out-of-the-Money Options”) for nominal consideration. Options that are not exercised or surrendered pursuant to this Agreement will remain exercisable in accordance with the terms of the Stock Option Plan and any option grant agreement pursuant to which such Options were granted, provided that any Options that are neither exercised nor surrendered prior to the Effective Time shall be surrendered, terminated and cancelled in accordance with the terms of the Business Combination and the Plan of Arrangement.

Sch F-1

2.	Agreement to Exercise or Surrender Options

For good and valuable consideration (including the accelerated vesting of all unvested Options in connection with the Business Combination), the receipt and sufficiency of which is hereby acknowledged, and subject to the terms hereof, the Holder hereby irrevocably elects to exercise or surrender to Veren, conditional upon completion of the Business Combination, all of his or her In-the-Money Options, as follows:

[initial one box to the left of (a), (b) or (c) below]

(a)	Full Exercise

the Holder hereby elects to exercise his or her In-the-Money Options in full upon payment to Veren of an amount equal to the aggregate of (i) the aggregate exercise price of the In-the-Money Options and (ii) the amount of applicable withholding taxes that are required to be remitted, as determined by Veren, acting reasonably, in connection with the exercise of the In-the-Money Options (the “Exercise Payment”). Payment of the Exercise Payment must be by way of certified cheque or bank draft payable to “Veren Inc.” and must be received by Veren prior to the Effective Date;

(b)	Surrender for Cash

the Holder hereby elects to surrender his or her In-the-Money Options and to receive for his or her In-the-Money Options a cash payment equal to the excess of the aggregate Market Price of the Common Shares issuable pursuant to such In-the-Money Options, over the aggregate exercise price of such In-the-Money Options (such excess being the “Settlement Amount”); or

(c)	Surrender for Common Shares and Cash

the Holder hereby elects to surrender his or her In-the-Money Options and to receive for his or her In-the-Money Options (1) a number of Option Shares equal to: (i) the number of In-the-Money Options multiplied by a fraction the numerator of which is the Settlement Amount and the denominator of which is the aggregate Market Price of the Common Shares issuable pursuant to the In-the-Money Options, minus (ii) that number of Common Shares with an aggregate Market Price equal to the amount of applicable withholding taxes that are required to be remitted, as determined by Veren, acting reasonably, in connection with the surrender contemplated hereby (the “Withholding Tax Amount”); and (2) a cash payment equal to the Withholding Tax Amount. No fractional Common Shares will be issued. In lieu of a fractional Common Share, the Holder will receive a cash payment equal to such fraction of the Market Price as is proportionate to such fractional interest, provided that Veren will not be obligated to make any payment on account of fractional shares that is less than $10; and

in addition to the exercise or surrender of Options in accordance with the foregoing, the Holder irrevocably surrenders to Veren, conditional upon completion of the Business Combination, all of his or her Out-of-the-Money Options in exchange for a cash payment from Veren in the aggregate amount of $10.

Veren and the Holder agree that: (i) in respect of a surrender pursuant to paragraph 2(b) hereof and a surrender of Out-of-the-Money Options pursuant to the immediately preceding paragraph, Veren shall withhold from the cash consideration otherwise payable to the Holder an amount equal to the applicable withholding taxes that are required to be remitted, as determined by Veren, acting reasonably, in connection with such surrender; and (ii) in respect of a surrender pursuant to paragraph 2(c) hereof, Veren shall withhold the Withholding Tax Amount otherwise payable to the Holder; and in each case, Veren shall remit such amount withheld to the applicable governmental authority.

Veren and the Holder agree that all Options that are duly and conditionally exercised or surrendered pursuant to this Agreement shall be deemed to be exercised or surrendered and the Option Shares issuable (if any) shall be deemed to be issued to the Holder immediately prior to the Effective Time.

Veren and the Holder agree to use all such reasonable commercial efforts to facilitate the foregoing Option surrender mechanics and related payments, as applicable.

Sch F-2

Notwithstanding anything else contained in this Agreement, Veren and the Holder agree that if the Business Combination Agreement is terminated pursuant to its terms, this Agreement shall terminate and (i) the acceleration of the vesting (if applicable) of the Holder’s unvested Options will not be effective; (ii) all of the Holder’s Options shall continue in full force and effect in accordance with the terms and conditions set forth in the Stock Option Plan and the respective option agreement(s) evidencing such Options, and shall be deemed not to have been exercised or surrendered, and the Option Shares issuable (if any) shall be deemed not to have been issued; and (iv) any certified cheque or bank draft that the Holder delivers to Veren in connection with the exercise of the Holder’s Options will be returned to the Holder. For greater clarity, any of the Holder’s Options which: (i) would have been accelerated as a result of Business Combination will revert to their previous vesting arrangements, or (ii) had already vested, will continue to be vested, each in accordance with the terms of the Stock Option Plan and the option agreement(s) evidencing such Options. Until such time as this Agreement is so terminated, the Holder covenants not to assign, encumber or exercise any of the Options except in accordance with this Agreement.

3.	Covenants of Veren

Veren agrees with the Holder that it shall: (i) provide to the Holder, as soon as reasonably practicable following the mailing thereof, copies of the letter of transmittal (the “Letter of Transmittal”) and joint management information circular of Veren and Whitecap (the “Circular”) prepared in connection with the meeting of holders of Common Shares to consider the Business Combination; and (ii) elect in prescribed form under subsection 110(1.1) of the Income Tax Act (Canada) (the “Tax Act”) that neither Veren, nor any person who does not deal at arm’s length with Veren, will deduct in computing its income for the purposes of the Tax Act any amount of consideration payable to the Holder in respect of the surrender of Options contemplated hereby to the extent such surrendered Options are not “non-qualified securities” for the purposes of the Tax Act.

4.	Acknowledgements of the Holder

The Holder acknowledges and agrees that, if he or she elects to receive Option Shares, he or she will not receive share certificates in respect of the Option Shares issuable upon the surrender of Options, but will instead be entered on the register of shareholders of Veren. Immediately thereafter, the Holder shall, in its capacity as a holder of Common Shares, be entitled to receive Whitecap Shares pursuant to the Business Combination provided that the Holder has delivered to Veren a properly completed Letter of Transmittal. The Holder further acknowledges and agrees that he or she will complete, execute and deliver to Veren a Letter of Transmittal with all necessary information in relation to the Option Shares for use in connection with the Business Combination and that the Option Shares received by him or her, represented in registered form only as set forth above, shall be delivered by Veren together with the Letter of Transmittal to the Depositary so that such Common Shares are considered to be tendered to the Business Combination.

The Holder acknowledges that Veren will provide the Holder the Letter of Transmittal and Circular and agrees that by completing the Letter of Transmittal it will be deemed to have acknowledged receipt of the Circular.

5.	Representations and Warranties and Agreement of the Holder

The Holder hereby represents and warrants to Veren and acknowledges that the Holder: (i) has the authority to execute and deliver this Agreement and perform his or her obligations hereunder, and this Agreement is a valid and binding agreement enforceable against the Holder in accordance with its terms; (ii) is the registered and beneficial owner of all the Options listed in Schedule A and possesses good title thereto, free and clear of all liens, claims, encumbrances or other restrictions on transfer; and (iii) holds no Options other than as set forth in Schedule A.

6.	Business Combination Approval

This Agreement sets forth the agreement between Veren and the Holder that the Holder agrees to vote the Holder’s Options, to the extent that such securities have or are granted voting rights, in favour of the Veren Transaction Resolution (and in favour of any actions or resolutions required in furtherance of completing the Business Combination) at any meeting of the Veren Shareholders (or at any meeting of the holders of any or all of the Veren Shares and Veren Incentives), however called, for the purpose of approving the Business Combination and any adjournment or postponement thereof and to otherwise support the Business Combination, subject to the terms and conditions of this Agreement. Further, the Holder consents and agrees to the treatment of the Holder’s Options in the manner provided for by the Business Combination and the Plan of Arrangement, including the consideration (if any) to be paid by Veren to the Holder for such Options under the Business Combination and the Plan of Arrangement.

7.	Release of Veren

Subject to receipt of the consideration elected by the Holder pursuant to paragraph 2 hereof, the Holder releases and forever discharges Veren and its respective directors, officers, employees, affiliates, subsidiaries, successors and assigns from any and all actions, manners of actions, debts, claims and demands of every nature which the Holder now has or ever had relating to the Options.

[remainder of page intentionally left blank; signature page follows]

Sch F-3

This Agreement may be signed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

Yours truly,

VEREN INC.

Per:
Name:
Title:

[Signature Page - Veren Option Exercise or Surrender Agreement]

The foregoing is in accordance with my understanding and is agreed to as of March __, 2025 and the undersigned hereby further consents to the accelerated vesting and exercise or surrender of any unvested Options in connection with the Business Combination in the manner described in this Agreement.

SIGNED AND DELIVERED	)
in the presence of:	)
)
)
)
Witness		(signature of Holder)

[Signature Page - Veren Option Exercise or Surrender Agreement]

Schedule A

The following table sets forth all of the Holder’s Options.

Number of Options	Date of Grant	Exercise Price

SCHEDULE “G”

FORM OF VEREN PSU CONSENT AGREEMENT

[See attached]

PSU CONSENT AGREEMENT

(the “Agreement”)

____________________________________ Name of PSU Holder (the “Holder”) c/o Veren Inc. 2000, 585 – 8th Avenue S.W. Calgary, Alberta, T2P 1G1

Dear Sir or Madam:

Re: PSU Consent Agreement

Veren Inc. (”Veren “) acknowledges that the Holder is the beneficial owner of performance share units (the “PSUs”), granted pursuant to the performance share unit plan of Veren dated effective April 26, 2017 (as amended, the “Veren PSU Plan”), all of which are more particularly described in Schedule A hereto.

1.	The Business Combination

Veren and Whitecap Resources Inc. (“Whitecap”) entered into a business combination agreement on March 9, 2025 (the “Business Combination Agreement”) pursuant to which, among other things, Whitecap has agreed to acquire all of the issued and outstanding Veren Shares in exchange for common shares of Whitecap (the “Business Combination”). The obligations of Veren and Whitecap to proceed with the Business Combination are subject to certain conditions contained in the Business Combination Agreement. Capitalized terms used in this Agreement and not otherwise defined in this Agreement will have the same meaning as in the Business Combination Agreement.

In connection with the completion of the Business Combination, Veren and Whitecap have agreed that all PSUs (whether vested or unvested) held by (a) a Non-Continuing Veren Individual (which for certainty shall include all officers of Veren) that resigns in accordance with Section 2.9(a) of the Business Combination Agreement or that is terminated by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan) prior to the Effective Date, or (b) a current or former Veren Employee (other than a Non-Continuing Veren Individual) that resigns for Good Reason (as defined in the Veren PSU Plan) as a result of the Business Combination or that is terminated (including by reason of death, Retirement (as defined in the Veren PSU Plan) or Disability (as defined in the Veren PSU Plan)) other than for Cause (as defined in the Veren PSU Plan), in either case, on or prior to the Effective Date (all PSUs held by any such Non-Continuing Veren Individual or current or former Veren Employee being the “Accelerated PSUs”) shall be, and shall be deemed to be, conditional upon the completion of the Business Combination, fully and unconditionally vested as a result of the Business Combination on the basis of a vesting multiplier of 2.0 and such Accelerated PSUs shall be surrendered to Veren in exchange for a cash payment from Veren in accordance with the terms of the Business Combination Agreement and the Plan of Arrangement.

If there are any Unpaid Dividends which have not been paid as of the Effective Time, each holder of Accelerated PSUs shall be credited with an additional number of PSUs (which shall be included in the Accelerated PSUs of such holder and shall vest, conditional upon completion of the Business Combination, on the basis of a vesting multiplier of 2.0) equal to (i) the number of PSUs held by such holder immediately prior to the Effective Time, multiplied by (ii) an amount equal to the aggregate Unpaid Dividends per Veren Share which have not been paid as of the Effective Time, divided by (iii) the volume weighted average trading price of the Veren Shares on the TSX for the five trading days immediately preceding the Effective Date.

Pursuant to the Plan of Arrangement, Veren shall be entitled to deduct or withhold from any amounts payable to the Holder in respect of the Holder’s PSUs under the Plan of Arrangement such amounts as Veren reasonably determines it is required to deduct or withhold with respect to such payment under the Income Tax Act (Canada) or any provision of federal, provincial, territorial, state, local or foreign tax law

Sch G-1

2.	Business Combination Approval

This Agreement sets forth the agreement between Veren and the Holder that the Holder agrees to vote the Holder’s PSUs, to the extent that such securities have or are granted voting rights, in favour of the Veren Transaction Resolution (and in favour of any actions or resolutions required in furtherance of completing the Business Combination) at any meeting of the Veren Shareholders (or at any meeting of the holders of any or all of the Veren Shares and Veren Incentives), however called, for the purpose of approving the Business Combination and any adjournment or postponement thereof and to otherwise support the Business Combination, subject to the terms and conditions of this Agreement. Further, if applicable, the Holder consents and agrees to the treatment of the Holder’s PSUs in the manner provided for by the Business Combination and the Plan of Arrangement, including (if applicable) the consideration to be paid by Veren to the Holder for any Accelerated PSUs held by the Holder under the Business Combination and the Plan of Arrangement.

Notwithstanding anything else contained in this Agreement, Veren and the Holder agree that if the Business Combination Agreement is terminated pursuant to its terms or if the Holder is a current or former Veren Employee (other than a Non-Continuing Veren Individual) that resigns other than for Good Reason (as defined in the Veren PSU Plan) as a result of the Business Combination or is terminated for Cause (as defined in the Veren PSU Plan) in either case, on or prior to the Effective Date, this Agreement shall terminate and (i) the acceleration of the vesting (if applicable) of the Holder’s unvested PSUs pursuant to the Business Combination Agreement and the Plan of Arrangement will not be effective; (ii) the Holder shall not be entitled to receive or be credited any PSUs in respect of any Unpaid Dividends except as Additional PSUs (as defined in the Veren PSU Plan) in accordance with section 6.3 of the Veren PSU Plan; and (iii) all of the Holder’s PSUs shall continue in full force and effect in accordance with the terms and conditions set forth in the Veren PSU Plan and any confirmations or agreement(s) evidencing such PSUs. For greater clarity, any of the Holder’s PSUs which: (i) would have become Accelerated PSUs as a result of the Business Combination will revert to their previous vesting arrangements, or (ii) had already vested, will continue to be vested, each in accordance with the terms of the Veren PSU Plan and any confirmations or agreement(s) evidencing such PSUs. Until such time as this Agreement is so terminated, the Holder covenants not to assign or encumber any of the Holder’s PSUs except in accordance with this Agreement.

3.	Representations and Warranties of the Holder

The Holder hereby represents and warrants to Veren and acknowledges that the Holder: (i) has the authority to execute and deliver this Agreement and perform his or her obligations hereunder, and this Agreement is a valid and binding agreement enforceable against the Holder in accordance with its terms; (ii) is the registered and beneficial owner of all the PSUs listed in Schedule A and possesses good title thereto, free and clear of all liens, claims, encumbrances or other restrictions on transfer; and (iii) on the date hereof, holds no PSUs other than as set forth in Schedule A.

4.	Release of Veren

Subject to receipt of the consideration payable to the Holder pursuant to the Plan of Arrangement in respect of all of the Holder’s PSUs, the Holder releases and forever discharges Veren and its directors, officers, employees, affiliates, subsidiaries, successors and assigns from any and all actions, manners of actions, debts, claims and demands of every nature which the Holder now has or ever had relating to the PSUs.

[remainder of page intentionally left blank; signature page follows]

Sch G-2

This Agreement may be signed in counterparts and by portable document format (PDF) or other electronic means, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

Yours truly,

VEREN INC.

Per:
Name:
Title:

[Signature Page - PSU Consent Agreement]

The foregoing is in accordance with my understanding and is agreed to as of March 9, 2025.

SIGNED AND DELIVERED	)
in the presence of:	)
)
)
)
Witness		(signature of Holder)

[Signature Page - PSU Consent Agreement]

Schedule A

The following table sets forth all of the Holder’s PSUs.

Number of PSUs	Date of Grant